Form 10-K, Exhibit 13
period 1994-12-31
KUHLMAN CORP
filed 1995-03-28
CIK 56955

                                     KUHLMAN
                                     -------






                               KUHLMAN CORPORATION
                               1994 ANNUAL REPORT

CONTENTS
- ------------------------

     Financial Highlights                          2

     Letter to Our Shareholders                    3

     Kuhlman Electric Corporation                  6

     Coleman Cable Systems, Inc.                   8

     Emtec Products Corporation                   10

     Five-Year Selected Data                      12

     Management's Discussion and Analysis         13

     Financial Review                             16

     Board of Directors and Officers              28

     Shareholder Information                      28


                                                               CORPORATE PROFILE
                                                       -------------------------



THIS YEAR, KUHLMAN CORPORATION IS OBSERVING ITS 101ST YEAR OF PROVIDING TOP-QUALITY PRODUCTS TO ITS CUSTOMERS. KUHLMAN IS A HOLDING COMPANY ENGAGED IN THE MANUFACTURING OF DISTRIBUTION, POWER AND INSTRUMENT TRANSFORMERS; ELECTRICAL AND ELECTRONIC WIRE AND CABLE PRODUCTS; AND SPRING PRODUCTS.
KUHLMAN CORPORATION CONDUCTS ITS BUSINESS THROUGH THREE PRINCIPAL OPERATING SUBSIDIARIES - KUHLMAN ELECTRIC CORPORATION, COLEMAN CABLE SYSTEMS, INC. AND EMTEC PRODUCTS CORPORATION. THE COMPANY'S HEADQUARTERS IS IN SAVANNAH, GEORGIA, AND ITS MANUFACTURING FACILITIES ARE LOCATED IN SIX STATES.

                                                       -------------------------
                                                                               1

FINANCIAL HIGHLIGHTS
- -------------------------
KUHLMAN CORPORATION






FOR THE YEAR                                                           1994       1993       1992     NET SALES
- -------------------------------------------------------------------------------------------------    ---------------------------
IN THOUSANDS, WHERE APPLICABLE                                                                           (IN MILLIONS)
Net Sales                                                          $242,846   $118,097   $121,734                     $243
Operating Profit Before Restructuring Charge                          6,265      1,851      7,460
Income From Operations*                                               1,617      3,595      6,224
Net Income(Loss)                                                      1,617     (2,998)     6,224
Earnings Per Share:
   Income From Operations*                                             0.27       0.61       1.05        $122
   Net Income(Loss)                                                    0.27      (0.51)      1.05               $118
Dividends Paid                                                        3,640      3,530      3,452
Capital Expenditures                                                  7,019      2,794      5,175
Depreciation and Amortization                                         5,575      2,768      2,756          92    93     94
Return On Average Shareholders' Equity*                                 3.3%       7.1%      12.1%
- -------------------------------------------------------------------------------------------------

*INCOME FROM OPERATIONS IS NET INCOME BEFORE COST OF RESTRUCTURING AND THE CUMULATIVE EFFECT OF ACCOUNTING CHANGE. THIS WAS USED TO
COMPUTE RETURN ON AVERAGE SHAREHOLDERS' EQUITY IN 1993.


At Year End                                                            1994       1993       1992     NET INCOME (LOSS)
- -------------------------------------------------------------------------------------------------     ---------------------------
                                                                                                      (IN MILLIONS)
Working Capital                                                    $ 27,969   $ 41,960   $ 38,502
Current Ratio                                                      1.7 to 1   1.9 to 1   3.3 to 1
Total Debt                                                           62,228     74,569      9,052          $6.2
Total Debt/Total Capitalization                                        56.1%      60.4%      14.7%
Shareholders' Equity                                                 48,672     48,914     52,690
Net Book Value Per Share                                               7.92       8.12       9.15
Total Assets                                                        146,563    164,042     78,030
Number of Employees                                                   1,235      1,290        861
- -------------------------------------------------------------------------------------------------                       $1.6

                                                                                                              92    93    94

COMMON STOCK PRICE RANGES AND DIVIDENDS
- -------------------------

                                  1994                                          1993
- ------------------------------------------------------------------------------------------------------              [$3.0]
Quarters             High     Low       Close   Dividend          High       Low     Close    Dividend
- ------------------------------------------------------------------------------------------------------
1st                 19 3/8    15        16 3/4    $0.15          16 1/2    13 1/4    15 5/8    $0.15
2nd                 18 3/8    14 3/4    14 3/4    $0.15          16 1/8    13 1/2    13 7/8    $0.15
3rd                 15 3/8    14 1/8    14 3/4    $0.15          14 7/8    13 5/8    14 1/2    $0.15
4th                 16        11        12 1/8    $0.15          17 1/4    14 3/8    15 7/8    $0.15
- ------------------------------------------------------------------------------------------------------

     THE COMMON STOCK OF KUHLMAN CORPORATION (KUH) IS LISTED ON THE NEW YORK STOCK EXCHANGE AND IS QUOTED DAILY BY THE EXCHANGE IN MOST MAJOR NEWSPAPERS. THE TABLE ABOVE SHOWS THE PRICE RANGE PER SHARE AND THE DIVIDENDS DECLARED PER SHARE FOR THE LAST TWO YEARS. AT DECEMBER 31, 1994, THERE WERE 6,146,162 SHARES OF COMMON STOCK OUTSTANDING AND 4,281 SHAREHOLDERS OF RECORD. IT IS ESTIMATED THERE ARE APPROXIMATELY 8,500 SHAREHOLDERS IN TOTAL, INCLUDING THOSE HOLDING STOCK IN "NOMINEE" OR "STREET" NAME.
     THE DECLARATION AND PAYMENT OF DIVIDENDS IS, SUBJECT TO APPLICABLE LAW, IN THE DISCRETION OF THE KUHLMAN BOARD OF DIRECTORS, WHICH CONSIDERS NUMEROUS FACTORS IN DETERMINING WHETHER OR NOT TO PAY A DIVIDEND AND THE AMOUNT OF ANY SUCH DIVIDEND. SEE ALSO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (LIQUIDITY AND CAPITAL RESOURCES) AND NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTAINED HEREIN.
     A DIVIDEND INVESTMENT PROGRAM IS MAINTAINED FOR KUHLMAN SHAREHOLDERS OF RECORD. ADDITIONAL SHARES OF STOCK MAY BE PURCHASED WITH DIVIDENDS PAID ON KUHLMAN STOCK AND/OR WITH CASH PAYMENTS OF $10 TO $3,000 PER CALENDAR QUARTER. THE COMPANY PAYS ALL BROKERAGE FEES AND ADMINISTRATIVE COSTS ON THESE STOCK PURCHASES. THE PLAN IS ADMINISTERED FOR THE COMPANY BY ITS TRANSFER AGENT, HARRIS TRUST AND SAVINGS BANK. INQUIRIES CONCERNING THE PLAN SHOULD BE DIRECTED TO THE BANK.

- -------------------------
2

                                                      LETTER TO OUR SHAREHOLDERS
                                                       -------------------------


OUR CORPORATION'S FUTURE SUCCESS WILL BE DETERMINED BY HOW WELL WE MANAGE THE CHALLENGES CREATED BY THE DEMANDS OF CHANGE TODAY.


     Kuhlman Corporation celebrated 100 years of service to its shareholders, its employees and its customers in 1994. Only a small percentage of the publicly traded corporations in America can boast of a century of longevity and continuous operations during the most rapidly changing times in human history.
     While Kuhlman's successes through ten decades are significant, they serve only as a prologue for its future. Our Corporation's future success will be determined by how well we manage the challenges created by the demands of change today. In 1993, as we looked to the future, your management, your Board of Directors and employees alike, stated that our foremost goal was the creation and enhancement of shareholder value and the management of our Corporation for long-term success. In that our goals are long-term, it is important that we periodically review our ambitions and our progress.
     From a financial perspective, our Corporation showed significant progress in 1994, but nonetheless did not meet our expectations. The Corporation had record sales of $242,846,000, a gain of more than 100% over the previous year's sales of $118,097,000. The Corporation reported net earnings for 1994 of $1,617,000, or 27CENTS per share. This compared with a net loss in 1993 of $2,998,000, or 51CENTS per share. While net earnings for the year were disappointing, they were largely affected by management's decisions which, though painful in the short-term, were deemed necessary to position the company for long-term success.
     KUHLMAN ELECTRIC, our transformer manufacturing subsidiary, was restructured and streamlined in 1993 to improve its competitiveness in a market laden with excess manufacturing capacity. Kuhlman Electric's problems in 1993 followed us into 1994, and additional steps were taken during the year that we believe will ensure our viability for years into the future.
     Specifically, we closed the Instrument Transformer Division's 110,000-square-foot plant in Indian Trail, North Carolina, and moved the manufacturing operations to existing plants in Versailles, Kentucky, and Crystal Springs, Mississippi. This move eliminated the overhead costs attendant with the North Carolina plant. Further, we streamlined our Distribution Transformer Division, headquartered at our Versailles plant, in an effort to increase efficiency and cut costs. Our actions resulted in lower manufacturing costs and included the elimination of more than one hundred jobs at the Kentucky plant. The Power Transformer Division, located in Crystal Springs, Mississippi, benefited from the management decision to improve the quality and design of our power transformers. We are confident that the Power Transformer Division will continue to be a source of strength for Kuhlman Electric in the future.
     We believe our actions in 1994 positioned Kuhlman Electric as an effective competitor in all three of its product areas - distribution, instrument and power transformers. By focusing on the needs of our select


                                                       -------------------------
                                                                               3
customers, we are able to provide them with better products at more competitive prices. In 1994 we paid a significant price to further improve Kuhlman Electric, and in 1995 we believe we will see positive results stemming from our efforts.
     COLEMAN CABLE SYSTEMS became part of the Kuhlman family in December of 1993. It was the first step of an acquisition program designed to diversify the activities of our Corporation and to provide us with additional investment opportunity. I am pleased to report that in 1994, its first full year as a member of the Kuhlman organization, Coleman Cable enjoyed the highest sales and earnings in its history. In recognition of its long-term potential, we facilitated its continued expansion by investing in plant and state-of-the-art manufacturing equipment. We believe that through our initial and continued investment in Coleman Cable Systems, we are providing our shareholders opportunities for long-term growth.
     EMTEC PRODUCTS CORPORATION, the smallest of our operating subsidiaries, serving mainly the automotive industry with stamped metal products and specialized spring assemblies, posted another year of above-average return on equity. For some time, Emtec has been looking for additional opportunities to manufacture products outside the automotive industry. In 1994 Emtec signed a significant, and one of its largest ever, non-automotive contracts for the manufacture of a spring sub-assembly used in antennas for hand-held cellular telephones. We are all pleased with this contract and with the progress we have made in seeking new markets and product adaptations.
     We continue to believe that Kuhlman Corporation will best serve its shareholders with the strategy of constantly improving its existing operating companies and through the execution of a carefully planned and implemented acquisition program.
     In this regard, we are pleased with the announcement on February 27, 1995 that the Boards of Directors of Kuhlman Corporation and Schwitzer, Inc. had approved the merger of the two companies. Both organizations have signed a definitive agreement stipulating the terms of the merger, and the shareholders of Kuhlman and Schwitzer are being asked to approve the merger at their Annual Shareholders Meetings this year.
     Schwitzer, Inc. is a manufacturer of turbochargers, fans, fan drives and engine dampers made for engine manufacturers serving the trucking, construction, boating, heavy equipment and commercial products



              [PHOTO]


Robert S. Jepson, Jr., (left)
Chairman of the Board and
Chief Executive Officer,
and Curtis G. Anderson,
President and Chief
Operating Officer.

- -------------------------
4
industries. Schwitzer will be a significant addition to our Corporation and will afford us the opportunity to materially strengthen the smallest of our manufacturing bases, industrial products. Schwitzer's global manufacturing and sales activities in Brazil and the United Kingdom will open for us new and exciting markets both in Europe and in South America. Further, we believe the two companies, when combined, will be financially better equipped to meet the competitive challenges that we are certain to face in the future.
     No review of 1994 would be complete without mentioning a significant addition to our management team. In April of last year, Curtis G. Anderson joined Kuhlman as President and Chief Operating Officer. Mr. Anderson brings to the position talent and a diversity of experience which should assist the Corporation in its quest for long-term success.
     In today's world, everyone associated with our organization - shareholders, directors, employees and customers alike - enjoys choices. Shareholders have a wide range of investment opportunities from which to choose, and qualified directors are afforded numerous opportunities to serve fine American corporations. Capable employees are today a sought-after resource who, now more than ever, couple their futures only with those companies offering challenge and opportunity, both short and long-term. Our customers who, with their choices, determine our success or failure, demand the highest quality of services and products.
     To all of those shareholders, directors, employees and customers who have chosen Kuhlman in past years, my sincere thanks. You have our pledge that we will constantly seek self-improvement and thus qualify for your continued support in the future.





/s/ Robert S. Jepson, Jr.
Robert S. Jepson, Jr.
Chairman and Chief Executive Officer


                                                       -------------------------
                                                                               5

KUHLMAN ELECTRIC CONTINUES TO RESPOND TO INDUSTRY CHALLENGES
- -------------------------


Kuhlman Electric Corporation manufactures a broad array of transformers that are used in electrical distribution systems serving residences and commercial and industrial buildings. These products include small instrument transformers used in metering and relaying electricity; pole-mounted, surface-mounted, or underground transformers serving from one to eight residences; and medium-size power transformers used in utility substations or commercial-type electrical power centers for shopping centers, apartment complexes, factories and other users of electrical power.
     Electric utility companies are the principal market for Kuhlman Electric's products. However, industrial and commercial customers are playing an increasing role as the electrical generation, transmission and distribution industries continue to change.

     DISTRIBUTION TRANSFORMERS Distribution transformers reduce high voltages transmitted on electrical transmission lines to usable levels (120 and 240 volts) for homes, offices and industrial users. Such transformers may be mounted on a utility pole, placed at ground level on a pad, or in underground vaults.
     Kuhlman Electric is committed to providing energy-efficient transformers that meet specific needs of customers. Kuhlman Electric's top priority is optimizing customer satisfaction through high quality, good service and on-time deliveries. To achieve this, Kuhlman Electric employs some of the latest in transformer technology and quality control procedures to produce transformers designed to meet the user's performance evaluation formulas and other requirements. Kuhlman Electric currently manufactures distribution transformers in Versailles, Kentucky, and Salinas, California.

POWER TRANSFORMERS Power transformers are designed for utility and industrial customers for installation in their substation networks. Kuhlman Electric's power transformer product line includes a variety of transformers in electrical power ranges from 2.5 MVA to 50 MVA. Units are supplied either with or without load tap changing (LTC) capability.
     Recent investments at its Crystal Springs, Mississippi, facility have resulted in improved lead times and on-time delivery performance, resulting in what Kuhlman Electric believes is the shortest design-and-build cycle capability in the industry. As an addi-


Below: Assembly of a
control panel on a power transformer. Right: Assembly of a transformer.


[PHOTO]

- -------------------------
6

Kuhlman Electric's top priority is optimizing customer satisfaction through high quality, good service and on-time deliveries.


[PHOTO]


tional service to customers, on-site delivery and installation of power transformers is available. This is an important service offering as customers downsize their in-house capabilities.

     INSTRUMENT TRANSFORMERS Instrument transformers are high-accuracy transformers used within an electrical distribution network for revenue metering, relaying and system protection applications.
     As electrical power generation, transmission and distribution practices continue to change, it is expected that Kuhlman Electric products will be in greater demand as electric power is transferred between sellers and buyers. Kuhlman Electric manufactures its instrument transformer products at its facilities in Versailles, Kentucky, and Crystal Springs, Mississippi.
     During 1994, Kuhlman Electric continued its strategy of streamlining its organization and focusing on customer needs. Working in harmony with a deregulated electrical utility industry, our strategy calls for a manufacturing-focused organization uniquely capable of meeting these competitive challenges.
     With a central foundation of outstanding people and customer-focused plans, and supported by specifically-directed capital investments, the company's operating philosophy is based on a strategy of CONTINUOUS IMPROVEMENT in all segments of the organization. A strategic target is to eliminate waste from all areas of its business, thereby delivering a competitive and sustainable advantage.
     The primary goal of Kuhlman Electric's management is to produce the highest quality transformers at a price that meets the requirements of its customers and generates an acceptable return for our shareholders. To do this, Kuhlman Electric works hard to find the most cost-efficient methods to bring its products to the marketplace. This will involve taking advantage of the best practices in all phases of its business and effectively utilizing the skills of its employees.
     In addition, Kuhlman Electric continues to be in touch with its customers and other industry experts to be certain its products exceed expectations. The challenges are many and, in some cases, daunting, but Kuhlman Electric is dedicated to turning these challenges into opportunities for the company and its customers.
     Kuhlman Electric believes its response to the drive by its customers to establish a competitive position within a deregulated industry will lead to longer-term trading relationships and a diminishing of the current bid process. Kuhlman Electric's mission is to ensure that its product-delivery system, founded on its manufacturing philosophy, effectively interfaces with the unique processes, needs and applications of its key customers. Kuhlman Electric Corporation believes this will enable it to earn "Supplier of Choice" status within the most progressive segment of its customer base.



                                                       -------------------------
                                                                               7

COLEMAN CABLE SYSTEMS CONTINUES TO GROW
- -------------------------



Coleman Cable Systems, Inc., manufactures and distributes a broad variety of electrical and electronic wire and cable products serving many industries. To ensure customer needs are being met and to optimize operating performance, Coleman is organized into five business units, each with resources focused on specific niche markets and products.
     These operating units and their customers are linked by a sophisticated computer network, giving each unit the flexibility and responsiveness of a small independent company, while providing access to research and development capabilities and other resources of a larger corporation. Customers enter orders directly into Coleman's system, which recognizes the product demand immediately, and production and/or shipment commences automatically.
     Coleman believes that its commitment to quality and service gives it a competitive edge, and its philosophy of CONTINUOUS IMPROVEMENT drives each element of

[PHOTO]

[PHOTO]

Left: Testing of extension cords. Above: Cabling equipment used for multi-conductor cable. Right: Bar-code inventory control of copper wire.

the company's business. This focus has reduced cycle times in all areas of the business from order entry through shipping, which Coleman believes differentiates it from its competitors by providing a higher level of product quality and service to customers.

COLEMAN CABLE & WIRE COMPANY Coleman Cable & Wire Company provides a wide range of flexible power and control cable to industrial and construction markets, marketing its products under trade names that it feels are widely recognized for their quality and high-performance standards.
     Coleman believes this unit has been successful in locating niche markets and designing unique products to meet customer needs. For example, Coleman, with Underwriters Laboratories, led the way in developing and designing specifications for stage and lighting cable and was the first company to introduce this product into the market. Coleman's design and engineering capabilities also played a key role in supplying portable power supply cables for robotics equipment used in automotive assembly plants.

COLEMAN CORD PRODUCTS Coleman's Cord Products Division produces a wide range of wire and cable products for both home and industrial electrical needs.

- -------------------------
8

TO ENSURE CUSTOMER NEEDS ARE BEING MET AND TO OPTIMIZE OPERATING
PERFORMANCE, COLEMAN IS ORGANIZED INTO FIVE BUSINESS UNITS, EACH WITH DEDICATED RESOURCES FOCUSED ON SPECIFIC NICHE MARKETS AND PRODUCTS.

Its history of responsiveness to market needs includes the development of products such as COILEX[REGISTERED TRADEMARK] and COILITE[REGISTERED TRADEMARK] coiled cord products, QUADNECTOR[REGISTERED TRADEMARK] extension cords, BOOSTER IN A BAG[REGISTERED TRADEMARK] booster cables, READY/CLAD[REGISTERED TRADEMARK] conduit-on-a-reel and TROUBLE FREE[TRADEMARK] fully molded trouble lights. Coleman believes that professionals recognize Coleman's product as a brand-preferred extension cord due to Coleman's ability to supply high quality and quick service to this area of distribution. In addition, Coleman is a leading supplier of battery booster cables to several nationally recognized retailers.

     SIGNAL CABLE As a leading manufacturer of security cables in North America, Coleman's Signal Division provides electronic wire and cable for markets as diverse as construction and robotics. These cables also are used extensively by burglar alarm, fire alarm, smoke detector and closed circuit television (CCTV) companies. With the country becoming more urbanized and insurance companies offering discounts to businesses and individuals with security/fire/smoke systems, often mandated by government agencies, Coleman believes that the market for its cables is growing dramatically. Signal is the specified source for several leading security system installation firms.

     BARON WIRE & CABLE CORP. Baron Wire & Cable Corp. produces cables for energy management systems and for irrigation and sprinkler systems and is one of the largest producers of thermostat cable in the U.S. While Baron's products are recognized for their quality standard throughout the heating, ventilating and air conditioning industry, management believes that Baron has earned a solid reputation as a low-cost cable producer because of its patented in-line robotic equipment. Baron's customers include a number of nationally recognized companies.

[PHOTO]

     NEHRING ELECTRICAL WORKS Nehring Electrical Works manufactures copper and aluminum wire for grounding, transmission and distribution of power. Nehring, founded in 1912 and acquired by Coleman Cable Systems in 1980, is a leading supplier of bare copper to the utility industry and is an approved supplier to almost every utility, municipality and rural electric cooperative in the United States. New products, such as ground rods, accessories and 600-volt underground cable, have been progressively introduced.
     Nehring sells its products through key distribution channels, consisting primarily of utility, electrical distribution, telecommunication and welding. Nehring's growth has been a result of market penetration and product development. Also fueling this growth has been a focus on quality products and customer service. Through CONTINUOUS IMPROVEMENT efforts in all functional areas of the business, increases in both sales revenue and earnings are expected.


                                                       -------------------------
                                                                               9

EMTEC PRODUCTS: DIVERSIFICATION OPENS NEW MARKETS



RECENT INITIATIVES EXPANDED THE DIVISION'S MARKET TO INCLUDE COMPONENTS FOR NON-AUTOMOTIVE PRODUCTS SUCH AS OFF-HIGHWAY VEHICLES AND CELLULAR PHONES.


Emtec Products Corporation manufactures a variety of spring and spring assembly products, as well as a limited offering of marine products. It consists of two primary business units: Spring Operations and Marine Products. Emtec is headquartered in Coldwater, Michigan, with operating facilities in Coldwater and Elyria, Ohio.

SPRING OPERATIONS Kuhlman Corporation, through its subsidiaries and divisions, has been in the spring business for almost 30 years. The spring industry, which is approaching $2 billion in sales, consists mainly of small companies with annual sales of $5 million or less. Emtec is one of the largest companies in the industry. Emtec's spring operations comprise

[PHOTO]

two divisions, the TRANS-PAK Spring Assembly Division and the Empire Spring Division.
     The TRANS-PAK Spring Assembly Division, located in Coldwater, Michigan, produces springs and spring assemblies for various applications. Its focus on quality has earned it many awards, including Ford Motor Company's "Q-1" award, J.I. Case's "Qualified Supplier" award, and Saturn Corporation's 1993 and 1994 "Outstanding Achievement Recognition Award" and "Quality Recognition Award." Until recently, the division was primarily automotive-oriented with General Motor's Powertrain Division and Saturn Corporation as its major customers. Recent initiatives expanded the division's market to include components for non-automotive products such as off-highway vehicles and cellular phones.
     Kuhlman introduced the TRANS-PAK[REGISTERED TRADEMARK] spring assembly in 1971. This assembly eliminated the costly and difficult operation of manually assembling clutch springs in automotive automatic transmissions. These assemblies have gained worldwide acceptance and are now used by most automotive manufacturers.
     Emtec believes that the introduction of a new sandwich-type clutch return spring assembly by Emtec in 1991 was well received by engineers at a major U.S. automotive company. This spring assembly is expected to gain interest with other major automotive manufacturers. Production of this new TRANS-PAK[REGISTERED TRADEMARK] spring assembly began in 1993 and resulted in major savings for the customer.
     In 1994, the TRANS-PAK Spring Assembly Division introduced a simplified one-piece version of a clutch return spring assembly with a capability not attainable by existing assemblies. It is expected that many new transmissions will require this type of capability.
     These recent innovations should increase the


- -------------------------
10

[PHOTO]

Left: Inspection of a spring used in a cellular phone.
Right: TRANS-PAK[REGISTERED TRADEMARK] spring assemblies for off-highway vehicle brake systems.

TRANS-PAK Spring Assembly Division's share of the automotive market and help penetrate other markets. During 1994, for example, the TRANS-PAK Spring Assembly Division was awarded a contract for a spring sub-assembly used in cellular phones. This is indicative of the division's continuing search for innovative opportunities to diversify into new markets and develop new product lines.
     The Empire Spring Division, located in Elyria, Ohio, specializes in stampings, wire forms and other precision components using a variety of metals. The appliance industry, with about 40% of this division's sales, is one of the major markets for Empire's products, with the automotive and electronics industries representing more than 30% of the division's sales.

MARINE PRODUCTS The Nautalloy Division, founded in 1950 and acquired by Kuhlman Corporation in 1973, also is located in Elyria, Ohio. Nautalloy is a supplier of marine hardware and accessories with roughly 75% of its total sales (primarily manufactured rails) to major recreational boat manufacturers. The balance of the division's sales is to the consumer-accessory aftermarket with a wide variety of products under the NAUTALLOY[REGISTERED TRADEMARK] brand name. Recent initiatives have begun which will take the division into the medical, large-truck and recreational vehicle markets.


                                                      --------------------------
                                                                              11

FIVE-YEAR SELECTED FINANCIAL DATA
- -----------------------------
KUHLMAN CORPORATION

FOR THE YEARS ENDED DECEMBER 31,                                             1994       1993       1992       1991       1990
- -----------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA
INCOME STATEMENT DATA
Net sales                                                                $242,846   $118,097   $121,734   $126,181   $142,195
Sales, continuing operations                                              242,846    118,097    121,734    126,181    117,578
Gross profit (% of sales, continuing operations)                             16.7%      15.2%      19.9%      21.3%      22.0%
Operating expenses (% of sales, continuing operations)                       14.1%      13.6%      13.7%      13.4%      12.2%
Restructuring costs                                                             -      8,650          -          -          -
Operating profit (loss)                                                     6,265     (6,799)     7,460      9,967     11,486
Interest income (expense), net                                             (4,051)      (312)       266        302       (826)
Other income (expense)                                                        709      2,010      2,597      2,068       (155)
Income (loss) from continuing operations, before taxes and cumulative
  effect of change in accounting principle                                  2,923     (5,101)    10,323     12,337     10,505
Taxes (benefit) on income (loss)                                            1,306     (3,392)     4,099      5,145      4,698
Income (loss) from continuing operations before cumulative effect of
   change in accounting principle                                           1,617     (1,709)     6,224      7,192      5,807
Discontinued operations, net of tax                                             -          -          -          -      3,625
Cumulative effect of change in accounting principle, net of tax                 -     (1,289)         -          -          -
Net income (loss)                                                           1,617     (2,998)     6,224      7,192      9,432
- -----------------------------------------------------------------------------------------------------------------------------
Earnings per share
Income (loss) before discontinued operations and cumulative
   effect of change in accounting principle                                  0.27      (0.29)      1.05       1.21       1.03
Discontinued operations                                                         -          -          -          -       0.64
Cumulative effect of change in accounting principle                             -      (0.22)         -          -          -
Net income (loss)                                                            0.27      (0.51)      1.05       1.21       1.67
- -----------------------------------------------------------------------------------------------------------------------------
As of December 31,                                                           1994       1993       1992       1991       1990
- -----------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS

BALANCE SHEET DATA
Cash and cash equivalents                                                $    622  $  16,555  $  21,572  $  18,568  $  15,132
Working capital                                                            27,969     41,960     38,502     38,626     37,937
Net plant and equipment                                                    34,449     31,870     21,331     18,987     15,972
Total assets                                                              146,563    164,042     78,030     74,585     75,374
Total debt                                                                 62,228     74,569      9,052      9,614     10,008
Shareholders' equity                                                       48,672     48,914     52,690     49,804     46,009
- -----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                             1994       1993       1992       1991       1990
- -----------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS, WHERE APPLICABLE

OTHER DATA
IBITDA*                                                                 $  12,549  $   6,629  $  12,813  $  15,389  $  15,896
Cash flow from operations                                                   4,258      6,368     11,939      8,711      3,408
Capital expenditures                                                        7,019      2,794      5,175      6,460      5,213
Depreciation and amortization                                               5,575      2,768      2,756      3,354      4,565
Net book value per share                                                     7.92       8.12       9.15       8.71       8.06
Return on net sales                                                           0.7%      (2.5%)      5.1%       5.7%       6.6%
Return on average shareholders' equity                                        3.3%      (5.9%)     12.1%      15.0%      22.2%
Total debt as a percentage of total capitalization                           56.1%      60.4%      14.7%      16.2%      17.9%
Inventory turns                                                               7.7        7.2        5.9        5.6        4.9
Days sales outstanding                                                       52.3       47.9       44.4       49.8       52.8
Number of employees                                                         1,235      1,290        861        889        828
Shares outstanding                                                          6,146      6,023      5,757      5,721      5,706
Number of record shareholders                                               4,281      3,958      3,463      3,288      3,001
- -----------------------------------------------------------------------------------------------------------------------------

*INCOME BEFORE INTEREST AND TAXES PLUS DEPRECIATION AND AMORTIZATION, EXCLUDING RESTRUCTURING COSTS.

- -------------------------
12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                      --------------------------
The purpose of this discussion and analysis is to aid in the understanding and evaluation of financial condition and results of operations of the Company for the years ended December 31, 1994, 1993 and 1992. This discussion and analysis is intended to complement the audited financial statements and footnotes and other financial data appearing elsewhere in this report, and should be read in conjunction therewith.

LIQUIDITY AND CAPITAL RESOURCES
     The Company continues to maintain a strong financial position. Management believes that the Company's current liquidity and forecasted cash flows from operations, together with its available borrowing capacity and the potential for debt or equity offerings, are more than adequate to support its continued growth through both internal expansion and potential acquisitions.
     A primary financial objective of the Company is to enhance long-term shareholder value. Toward that goal, the Company invested an aggregate of approximately $7,019,000 in 1994 in its operating subsidiaries to enhance their competitive position and to improve their future operating performance. The capital invested was for both additions to the Company's fixed asset base as well as funds to complete the Company's restructuring program which began in 1993. At Kuhlman Electric, the Company made investments to streamline its operations, improve its manufacturing capabilities and lower its cost structure. At Coleman Holding Company ("Coleman"), the Company made expenditures to expand its distribution capabilities and increase operating efficiencies to better meet the customer service demands of its growing business. Similarly, at Emtec, the Company invested in new machinery and equipment to expand its manufacturing capabilities to appeal to broader markets.
     In addition to the capital investment noted above, the Company continued with its program, which began in 1993, to streamline and improve the operations of its Kuhlman Electric subsidiary. This resulted in cash outflows for final payments made as part of the 1993 restructuring charge as well as lower cash inflow generated from earnings due to temporary inefficiencies caused by the consolidation of its instrument transformer operation and the downsizing of its distribution transformer unit. The total cash outflow in 1994 related to the 1993 restructuring charge was $3,282,000 which was primarily for severance and expenses associated with the consolidation of Kuhlman Electric's instrument transformer division. Also, in the fourth quarter of 1994, the Company took further actions to downsize and refocus Kuhlman Electric's distribution transformer division. The short-term impact of these actions lowered pretax earnings in the fourth quarter of 1994 by approximately $2,000,000 due to temporary excess labor costs and the recognition of postemployment benefits, substantially all of which were paid in 1994. Though the costs of these actions were significant in 1994, management believes that its Kuhlman Electric subsidiary is now much better positioned to respond profitably to the challenges of its competitive environment.
     In order to fund the activities noted above, meet its 1994 operating needs, reduce its debt levels and pay dividends declared, the Company used cash plus the cash flow generated from its operations. In 1994, the Company generated $4,258,000 in cash flow from operations compared to $6,368,000 generated in 1993. The decline in operating cash flow in 1994 was primarily due to the funding of higher working capital requirements.
     Working capital, excluding cash and cash equivalents, increased $3,742,000 (16%) to $27,347,000 at December 31, 1994, compared to $23,605,000 at December
31, 1993. The increase was primarily due to growth in accounts receivable at the end of 1994 generated by higher sales of wire and cable products, primarily booster cables and the timing of collections for certain transformer products. Except for the growth in accounts receivable, the Company made progress on managing components of working capital in 1994. For example, inventories declined $4,472,000 (16%) to $24,067,000 at the end of 1994 compared to the end of 1993. The decline occurred equally at Coleman and at Kuhlman Electric, where, for the second year in a row, inventory turnover improved. The improved performance in inventory management was attributable to benefits derived from the Company's capital investments and other programs implemented by the Company to improve manufacturing efficiencies, shorten product delivery schedules and enhance customer service. Prepaid expenses and other current assets and future income tax benefits increased by $239,000 to $7,996,000 at December 31, 1994 from the end of 1993. Though the total change in these asset categories was minor, changes between categories have been significant because of the utilization of future income tax benefits and the recognition of income tax receivables where appropriate. Accounts payable increased by $2,044,000 (12%) to $19,331,000 at December 31, 1994 when compared to $17,287,000 at the end of 1993. The increase was due to better payment terms to vendors and the impact of rising raw material prices, particularly copper, at the end of 1994. Accrued expenses declined $6,940,000 (33%) to $14,146,000 at the end of 1994 from the end of 1993. The decline was due primarily to the payment of $3,282,000 for the remaining 1993 restructuring charge, the payment in 1994 of certain expenses related to the acquisition of Coleman and the payment of other miscellaneous accruals.
     The Company's consolidated cash position was $622,000 at December 31, 1994 compared to $18,355,000 (including restricted cash of $1,800,000) at December 31, 1993. The Company, which no longer has restricted funds, used cash and cash flow from operations to reduce total debt by $12,641,000 in 1994 including the repayment of approximately $4,950,000 of borrowings under its revolving credit facility. Although no payments are required to be made under the revolving credit facility until December 31, 1999, and amounts can be reborrowed at any time subject to certain limitations, the Company decided to reduce its borrowings at this time to lower its overall interest expense. As part of the plant consolidation for instrument transformers (described in further detail below), the Company repaid an industrial revenue bond associated with the Indian Trail, North Carolina facility for approximately $3,400,000. Funds to repay this debt were drawn from the Company's revolving credit facility. Total debt outstanding was $62,228,000 at December 31, 1994 compared to $74,569,000 at December 31, 1993. At December 31, 1994, the Company had unused availability under the credit agreement of approximately $13,866,000. In addition, under the most restrictive warranties and covenants contained in the credit agreement, the Company had approximately $1,757,000 of consolidated retained earnings at December 31, 1994 free of any restriction as to the payment of dividends.

SEGMENT INFORMATION
     Prior to the acquisition of Coleman on December 15, 1993, the Company reported its operations as a single line of business, electrical apparatus. Coleman has its principal operations outside the electrical apparatus industry. Under the definitions contained in Statement of Financial Accounting Standards
(SFAS) No. 14, "Financial Reporting for Segments of a Business Enterprise," Coleman meets the criteria to be considered a reportable segment in 1993 because of the identifiable assets associated with its primary industry, wire and cable products. See Note 13 to the Notes To Consolidated Financial Statements for Business Segment Information. Net sales,

                                                      --------------------------
gross profits and operating profits since the date of acquisition to December 31,1993, for Coleman were $4,171,000, $864,000 and $140,000, respectively.


RESULTS OF OPERATIONS
1994 COMPARED TO 1993
     Consolidated net sales and operating profit were substantially higher in 1994 compared to 1993 primarily due to the addition of Coleman, which recorded the highest annual net sales and operating profit in its history. In 1994, the Company reported net income of $1,617,000 ($0.27 per share) compared to a net loss of $2,998,000 ($0.51 per share) in 1993. The net loss in 1993 was due to one-time charges for restructuring and the recognition of a change in accounting method.
     Consolidated net sales were $242,846,000 in 1994 compared to $118,097,000 reported in 1993. The increase in net sales was due to the inclusion of Coleman as noted above, partially offset by declines in the electrical segment and spring products. Net sales in 1994 were enhanced by strong demand for products in the wire and cable segment, particularly booster cables. Net sales in the electrical segment declined in 1994 compared to 1993 due to weak demand for distribution transformers, particularly in the second half of the year, lower shipments of instrument transformers and the impact of actions taken by the Company to further streamline the operations of its Kuhlman Electric subsidiary. The drop in demand for pole type distribution transformers was due to the cool summer experienced in many parts of the country, which resulted in a significant decline in incoming orders late in the third quarter and throughout the fourth quarter. A large portion of the pole type distribution transformers manufactured in today's marketplace is used by the electrical utility industry to replace aged or non-performing units. Factors such as outdoor temperature and electrical usage can have an impact on the useful life of a distribution transformer and, therefore, have an influence on the ultimate demand by a utility customer for such a product. Also, unit sales of distribution transformers were adversely impacted by production difficulties caused by a labor strike at a key steel supplier throughout the second quarter of 1994. In anticipation of a continued softening of demand for replacement distribution transformers caused by the cool summer, management took several actions in the fourth quarter of 1994 to further reduce its operating cost and improve future efficiencies. These actions included reassigning and eliminating personnel, reducing overhead costs and eliminating certain unprofitable product lines which resulted in lower shipments of distribution and instrument transformers in the fourth quarter. Shipments of instrument transformers also declined in 1994 because of manufacturing difficulties caused by a plant consolidation which was completed at the end of the second quarter of 1994. The consolidation of the manufacturing operations for instrument transformers into two existing facilities of Kuhlman Electric resulted in the closure of a plant in Indian Trail, North Carolina and was done as part of the Company's 1993 restructuring program to reduce costs and improve efficiencies. Also, sales of automotive products (included in the other segment) in 1994 were down when compared to 1993 primarily due to the completion of a contract with an automotive customer.
     Operating profit for 1994 was $6,265,000 compared to an operating loss of $6,799,000 reported in 1993. The operating loss for 1993 included a charge for restructuring of $8,650,000 for actions implemented by the Company to lower its fixed costs and improve its operating efficiencies primarily at its Kuhlman Electric subsidiary. Operating profit in 1993 without the restructuring charge was $1,851,000. The increase in operating profit in 1994 compared to 1993 was due primarily to the addition of Coleman, partially offset by a decline in operating profit in the electrical segment. Operating profit in the electrical segment was adversely impacted by the sales declines noted above, lower margins for medium power transformers and the costs associated with the consolidation and streamlining activities for the distribution and instrument transformers divisions. Margins on medium power transformers declined in 1994 when compared to 1993 primarily because of weak demand in the first half of 1994 resulting in significant price competition for available orders. Operating margins throughout the Company in 1994 were also adversely impacted by rising raw material costs, particularly copper, which rose approximately 75% in 1994. In 1993 and 1992, increases in the cost of certain raw materials, labor and other manufacturing and operating costs due to inflation and normal business factors were nominal. However, in 1994, the Company began to see a rise in many of its key raw material costs as the general domestic economy began to strengthen. Though the Company attempted to pass along the cost increases in the form of higher prices to its customers, particularly in the wire and cable segment which uses copper in a significant portion of its products, competitive pressures made this increasingly difficult resulting in lower operating margins. Operating expenses for Kuhlman Corporation for 1994 were $34,218,000 or 14.1% of sales compared to $16,096,000 or 13.6% of sales in 1993. Operating expenses increased primarily due to the addition of Coleman, partially offset by cost containment programs throughout the Company. Interest expense, net of interest income was $4,051,000 and $312,000 in 1994 and 1993, respectively. Interest expense increased in 1994 due to the additional debt assumed in connection with the Coleman acquisition.
     The Company generated other income of $709,000 and $2,010,000 in 1994 and 1993, respectively. Other, net consists primarily of income generated by non-operating activities such as a covenant not to compete and royalties offset by non-operating expenses, if any. The covenant not to compete was part of the consideration received when the Company sold substantially all of the assets of its blow molded plastics operations effective June 30, 1990. The original amount of the covenant was $6,250,000 payable ratably over five years. The Company also received royalties on certain intellectual property rights related to spring assemblies. The decline in other, net in 1994 when compared to 1993 was due primarily to the recognition of approximately $530,000 in expenses associated with an attempted merger, a drop in rental income on a building sold in late 1993 and an increase in miscellaneous expenses associated with non-operating activities and asset disposals in 1994.
     The effective income tax rate of 44.7% reported by the Company in 1994 was above the U.S. federal statutory rate primarily due to the non-deductibility of goodwill amortization associated with the Coleman acquisition and the inclusion of state income taxes, offset by the utilization of foreign tax credits. In 1993, the Company recorded an income tax benefit of $3,392,000 principally for the 1993 net loss and approximately $1,400,000 from a favorable settlement of certain open income tax audits. Excluding the favorable settlements in 1993, the income tax rate for 1993 approximated the U.S. federal statutory rate in effect, adjusted for the inclusion of state income taxes.
     Net income for 1994 was $1,617,000 ($0.27 per share) compared to a loss of $2,998,000 ($0.51 per share) in 1993. The net loss in 1993 included an after-tax charge of $5,304,000 ($0.90 per share) for restructuring and the adoption of SFAS No. 106, Accounting for Postretirement Benefits Other Than Pensions, of $1,289,000 ($0.22 per share). Earnings before the

- -------------------------
14
restructuring charge and the cumulative effect of change in accounting method for 1993 were $3,595,000 ($0.61 per share). The decline in operating net income was due to the shortfall in earnings in the electrical segment and the decline in other, net, both described above.
1993 COMPARED TO 1992
     Consolidated net sales were $118,097,000 in 1993 compared to $121,734,000 in 1992, a decrease of $3,637,000 (3%). Excluding the impact of Coleman, net sales decreased approximately 6% in 1993 compared to 1992. The decline in net sales was due primarily to a sluggish economy, which resulted in lower unit sales volume, changes in product mix and more stringent price competition along substantially all product lines at Kuhlman Electric. Net sales for spring and metal products declined $2,437,000 (22%) in 1993 compared to 1992 due to the expiration of a contract with an automotive customer, partially offset by an increase in shipments to non-automotive customers.
     The Company reported an operating loss of $6,799,000 in 1993 compared to an operating profit of $7,460,000 for 1992. The operating loss in 1993 included a charge for restructuring of $8,650,000. The restructuring charge was for actions implemented by the Company to lower its fixed costs and improve its operating efficiencies, primarily at its Kuhlman Electric subsidiary. The charge was primarily for severance related to the reduction of approximately
200 salaried and hourly employees, the elimination of certain unprofitable product lines and the implementation of programs designed to streamline Kuhlman Electric's operations. Operating profit for 1993 without the restructuring charge was $1,851,000. The decline in operating profit when compared to 1992 was due to lower gross profit caused by the drop in net sales, lower absorption of manufacturing costs due to the significant reduction of inventories and pricing pressures and product mix changes caused by the economic weakness in certain electrical utility markets. Generally, increases in the cost of certain raw materials, labor and other manufacturing and operating costs due to inflation and normal business factors were nominal in 1993 and 1992. Operating expenses for 1993 were $16,096,000 compared to $16,728,000 in 1992, a decline of $632,000 (4%). The decline was due to the lower sales activity noted above, partially offset by certain costs associated with the Company's acquisition activities. Operating expenses as a percentage of net sales were essentially the same at 13.6% and 13.7% for 1993 and 1992, respectively.
     Interest income was $700,000 and $795,000 in 1993 and 1992, respectively. The decline was due to the lower interest rates available for cash investments, partially offset by the higher cash available throughout most of the year. Interest expense was $1,012,000 and $529,000 in 1993 and 1992, respectively. Interest expense increased due to additional debt assumed and subsequently refinanced as part of the acquisition of Coleman and interest penalties incurred for the refinancing of Kuhlman Electric's bank debt.
     The Company generated other income of $2,010,000 and $2,597,000 in 1993 and 1992, respectively. Other, net was negatively impacted in 1993 by the loss of $1,400,000 recorded on the sale of plant and equipment, the write-off of a technology agreement and other related non-operating assets, partially offset by a $1,000,000 gain principally for the settlement of certain outstanding tax-related issues.
     The Company recorded an income tax benefit in 1993 of $3,392,000 principally for the net loss recorded in the period and approximately $1,400,000 for the favorable settlement of certain open income tax audits. Excluding the impact of the favorable income tax settlements in 1993, the income tax rates for 1993 and 1992 reflect the U.S. federal statutory rate in effect, adjusted for the inclusion of state income taxes.
     The Company recorded a net loss in 1993 of $2,998,000 ($0.51 per share) compared to net income of $6,224,000 ($1.05 per share) in 1992. The net loss in 1993 included an after-tax charge of $5,304,000 ($0.90 per share) for restructuring and the adoption of SFAS No. 106, Accounting For Postretirement Benefits Other Than Pensions, of $1,289,000 ($0.22 per share). Earnings before the restructuring charge and the cumulative effect of change in accounting method for 1993 were $3,595,000 ($0.61 per share), compared to $6,224,000 ($1.05 per share) for 1992.

SUBSEQUENT EVENT
     On February 25, 1995, Kuhlman Corporation entered into an agreement to merge Schwitzer, Inc. ("Schwitzer"), a New York Stock Exchange listed company, with a wholly-owned subsidiary of Kuhlman. In the transaction, shares of Schwitzer common stock will be converted into shares of Kuhlman common stock using an exchange ratio of 0.9615 share of Kuhlman for each share of Schwitzer. The merger is subject to certain closing conditions, including the approval of the shareholders of both companies. It is anticipated that this transaction will be consummated in the second quarter of 1995 following approval by shareholders of both companies at their respective annual meetings of shareholders. Management believes that the merger of Kuhlman and Schwitzer will benefit the shareholders of both companies by making the resulting company better equipped to meet the competitive challenges that it is certain to face in the future.
     Schwitzer designs, manufactures and markets turbochargers, fan drives, cooling fans and crankshaft vibration dampers for enhancing the efficiency of diesel and gasoline engines. Sales and net income for its fiscal year ended January 1, 1995 were approximately $153,271,000 and $8,930,000, respectively. Schwitzer had approximately 7.2 million shares outstanding as of February 25, 1995.

OUTLOOK FOR 1995
     Over the past two years, Kuhlman Corporation has taken significant actions to strengthen and diversify the organization in order to provide greater and more consistent growth in long-term shareholder value. These actions have included programs designed to streamline its Kuhlman Electric subsidiary, capital investments to improve operating efficiencies and the acquisition of Coleman. As Kuhlman enters 1995, management believes that the results of those actions will have a positive effect on the Company's financial performance in 1995 and beyond.
     A key objective in 1995 is to further enhance shareholder value by building a larger, more focused manufacturing organization. Management believes that the addition of Schwitzer, which is expected to be completed by the end of the second quarter of 1995, will serve to strengthen the Company by expanding its product offering and the number of markets in which it participates and provide future income and growth opportunities, as well. Further, management remains optimistic that its acquisition program will continue to provide future growth opportunities. As a consequence of the above actions, management remains cautiously optimistic about the Company's near-term prospects and confident about its long-term future.



                                                      --------------------------
                                                                              15

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
- -------------------------------------------
KUHLMAN CORPORATION

FOR THE YEARS ENDED DECEMBER 31,             1994           1993           1992
- --------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Net sales                                $242,846       $118,097       $121,734
Cost of goods sold                        202,363        100,150         97,546
- --------------------------------------------------------------------------------
  GROSS PROFIT                             40,483         17,947         24,188
- --------------------------------------------------------------------------------

OPERATING EXPENSES:
Selling, general and administrative        34,218         16,096         16,728
Cost of restructuring                          --          8,650             --
- --------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES                 34,218         24,746         16,728
- --------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                     6,265         (6,799)         7,460

OTHER INCOME (EXPENSE):
Interest expense                           (4,229)        (1,012)          (529)
Interest income                               178            700            795
Other, net                                    709          2,010          2,597
- --------------------------------------------------------------------------------
  TOTAL OTHER INCOME (EXPENSE), NET        (3,342)         1,698          2,863
- --------------------------------------------------------------------------------
Income (loss) before taxes (benefit)        2,923         (5,101)        10,323
Taxes (benefit) on income (loss)            1,306         (3,392)         4,099
- --------------------------------------------------------------------------------
Income (loss) before cumulative effect of
  accounting change                         1,617         (1,709)         6,224
Cumulative effect of accounting change
  related to post-retirement benefits
  (net of tax effect of $811)                  --         (1,289)            --
- --------------------------------------------------------------------------------
NET INCOME (LOSS)                        $  1,617       $ (2,998)      $  6,224
- --------------------------------------------------------------------------------
PER SHARE AMOUNTS:
  Income (loss) before effect of
    accounting change                    $   0.27       $  (0.29)      $   1.05
  Accounting change                            --          (0.22)            --
- --------------------------------------------------------------------------------
    NET INCOME (LOSS)                    $   0.27       $  (0.51)      $   1.05
- --------------------------------------------------------------------------------
AVERAGE SHARES OUTSTANDING                  6,097          5,926          5,940
- --------------------------------------------------------------------------------

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.


- -------------------------
16


                                                     CONSOLIDATED BALANCE SHEETS
                                                   -----------------------------
                                                             KUHLMAN CORPORATION

AT DECEMBER 31,                                             1994      1993
- --------------------------------------------------------------------------------
IN THOUSANDS

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $  622   $16,555
Restricted cash                                              --      1,800
Accounts receivable, less reserves of $363 and $354       36,004    32,893
  at December 31, 1994 and 1993, respectively
Inventories                                               24,067    28,539
Prepaid expenses and other current assets                  4,125     1,137
Future income tax benefit                                  3,871     6,620
- -------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                    68,689    87,544
- -------------------------------------------------------------------------------

PLANT AND EQUIPMENT
Land                                                       1,098       648
Buildings and leasehold improvements                      19,699    18,179
Machinery and equipment                                   38,847    36,406
Construction in progress                                   1,607       837
- --------------------------------------------------------------------------------
                                                          61,251    56,070
Less - accumulated depreciation and amortization         (26,802)  (24,200)
- --------------------------------------------------------------------------------
  PLANT AND EQUIPMENT - NET                               34,449    31,870
- --------------------------------------------------------------------------------
Intangible assets, net of amortization of $1,382 and $55
  at December 31, 1994 and 1993                           39,216    40,543
Other assets                                               4,209     4,085
- --------------------------------------------------------------------------------
                                                        $146,563  $164,042
- --------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                             $2,000    $2,700
Current portion of long-term debt                          5,243     4,511
Accounts payable                                          19,331    17,287
Accrued liabilities                                       14,146    21,086
- --------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                               40,720    45,584
- --------------------------------------------------------------------------------
LONG-TERM DEBT
Bank debt                                                 51,750    61,000
Other long-term debt                                       3,235     6,358
- --------------------------------------------------------------------------------
  Total long-term debt                                    54,985    67,358
- --------------------------------------------------------------------------------
Accrued postretirement benefits                            2,186     2,186
- --------------------------------------------------------------------------------
  TOTAL LIABILITIES                                       97,891   115,128

SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00, authorized 2,000
  shares, none issued;
  Junior participating preferred
  stock, Series A, no par value, authorized 150
  shares, none issued                                         --        --
Common stock, par value $1.00, authorized 10,000 shares,
  issued and outstanding 6,146 and 6,023 shares at
  December 31, 1994 and 1993, respectively                 6,146     6,023
Additional paid-in capital                                12,506    11,028
Retained earnings                                         30,063    32,108
Minimum pension liability                                    (43)     (245)
- --------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                              48,672    48,914
- --------------------------------------------------------------------------------
                                                        $146,563  $164,042
- --------------------------------------------------------------------------------

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE BALANCE SHEETS.

                                                      --------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------
KUHLMAN CORPORATION

FOR THE YEARS ENDED DECEMBER 31,             1994           1993           1992
- --------------------------------------------------------------------------------
IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                      $  1,617       $ (2,998)      $  6,224
  Adjustments to reconcile net income
   (loss) to net cash provided by operating
   activities:
    Depreciation and amortization           5,575          2,768          2,756
    Deferred income taxes                      --             --           (360)
    Provision for losses on accounts
     receivable                               169             32             90
    (Gain) loss on sale of plant and
     equipment                                 92            473            (11)
    Other, net                                 78           (391)           218
    Cost of restructuring                      --          8,650             --
    Cumulative effect of change in
     accounting principle for
     postretirement benefits                   --          2,100             --
    Changes in operating assets and
     liabilities:(1)
      Accounts receivable                  (3,120)          (425)           879
      Inventories                           4,472          6,160          2,006
      Prepaid expenses and other
       current assets                      (2,836)         1,281            216
      Future tax benefit                    2,749         (2,837)          (156)
      Accounts payable and accrued
       liabilities                         (4,538)        (8,445)            77
- --------------------------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING
          ACTIVITIES                        4,258          6,368         11,939
- --------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                     (7,019)        (2,794)        (5,175)
  Acquisition of business, net of cash
   acquired                                    --         (5,493)            --
  Proceeds from sales of plant and
   equipment                                  100          2,443            136
- --------------------------------------------------------------------------------
         NET CASH USED FOR INVESTING
          ACTIVITIES                       (6,919)        (5,844)        (5,039)
- --------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in revolving loan facility    (4,950)            --             --
  Proceeds from issuance of long-term
   debt                                       300         68,700             --
  Repayment of long-term debt              (7,691)       (67,843)          (562)
  Dividends paid                           (3,640)        (3,530)        (3,452)
  Stock options exercised                     909          1,814            525
  Repurchase of common stock                   --             --           (407)
  Restricted cash                           1,800         (1,800)            --
  Payments related to the issuance of debt     --         (2,882)            --
- --------------------------------------------------------------------------------
         NET CASH USED FOR FINANCING
             ACTIVITIES                   (13,272)        (5,541)        (3,896)
- --------------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                             (15,933)        (5,017)         3,004
Cash and cash equivalents, beginning
  of year                                  16,555         21,572         18,568
- --------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR     $  622        $16,555        $21,572
- --------------------------------------------------------------------------------

(1) NET OF THE EFFECTS OF ACQUISITION AND THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE.


THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.

SEE NOTE 11 FOR INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES.



- -------------------------
18

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                      -------------------------
                                                             KUHLMAN CORPORATION

                                                COMMON SHARES
                                                                           Additional                         Minimum
For the years ended                                                           Paid-in          Retained       Pension
December 31, 1994, 1993 and 1992             Shares         Amount            Capital          Earnings     Liability        Total
- ------------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARES

BALANCE - DECEMBER 31,1991                5,721,226         $5,721             $8,180           $35,903         $  --      $49,804
- ------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                     --             --                 --             6,224            --        6,224
Cash dividends declared ($0.60 per share)        --             --                 --            (3,456)           --       (3,456)
Exercise of stock options                    67,367             67                458                --            --          525
Repurchase of common stock                  (31,500)           (31)              (376)               --            --         (407)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1992               5,757,093         $5,757             $8,262           $38,671         $  --      $52,690
- ------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                     --             --                 --            (2,998)           --       (2,998)
Cash dividends declared ($0.60 per share)        --             --                 --            (3,565)           --       (3,565)
Exercise of stock options                   185,037            185              1,629                --            --        1,814
Issuance of common stock                     80,632             81              1,137                --            --        1,218
Minimum pension liability                        --             --                 --                --          (245)        (245)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1993               6,022,762         $6,023            $11,028           $32,108         $(245)     $48,914
- ------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                     --             --                 --             1,617            --        1,617
Cash dividends declared ($0.60 per share)        --             --                 --            (3,662)           --       (3,662)
Exercise of stock options                    84,415             84                825                --            --          909
Issuance of common stock                     38,985             39                653                --            --          692
Minimum pension liability                        --             --                 --                --           202          202
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1994               6,146,162         $6,146            $12,506           $30,063         $ (43)     $48,672
- ------------------------------------------------------------------------------------------------------------------------------------

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.


                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                                      --------------------------

To the Shareholders of Kuhlman Corporation:
     We have audited the accompanying consolidated balance sheets of Kuhlman Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhlman Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Notes 7 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

                                                    Arthur Andersen LLP

Louisville, Kentucky
February 6, 1995
(Except with respect to the matter discussed in Note 17, as to which the date
is February 25, 1995)                                 --------------------------
                                                                              19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------
KUHLMAN CORPORATION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of Kuhlman Corporation and all majority-owned subsidiaries (the "Company"). Investments of 50% or less in affiliated companies are accounted for under the equity method. All significant intercompany transactions have been eliminated. Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

RESTRICTED CASH
     In 1993, the Company placed $1,800,000 in a restricted bank account as partial collateral for a letter of credit issued by a bank to guarantee the Company's performance required by an industrial revenue bond indenture. In 1994, the Company replaced the 1993 letter of credit with another letter of credit issued as part of its credit agreement with a group of banks. At the time of replacement, the restriction on the account was removed.

INVENTORIES
     Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method for certain qualifying inventories and the first-in, first-out (FIFO) method for others. Approximately 50% and 61% of the inventories at December 31, 1994 and 1993, respectively, were determined using the LIFO method. Inventory costs include material, labor and manufacturing overhead.

PLANT AND EQUIPMENT
     Plant and equipment are carried at cost and are depreciated over the estimated useful lives of the related assets using primarily the straight-line method for financial reporting purposes. Plant and equipment obtained through the acquisition of a company are recorded at estimated fair value as of the date of acquisition. All additions subsequent to the acquisition date are recorded at cost.
     The following estimated useful lives are used:
     Building and leasehold improvements     14 to 40 years
     Machinery and equipment                 3 to 12 years

INTANGIBLE ASSETS
     Intangible assets consist primarily of goodwill related to the acquisition of a business. Goodwill is being amortized on a straight-line basis over forty years. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Other intangible assets are amortized to expense using the straight-line method over six years.

INCOME TAXES
     In 1994 and 1993, the Company determined income tax expense and other deferred tax information in compliance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Prior years have not been restated and accordingly reflect the procedures required by Statement of Financial Accounting Standards (SFAS) No. 96, "Accounting for Income Taxes."

RESEARCH AND DEVELOPMENT
     Research and development costs are expensed as incurred and totaled approximately $249,000, $741,000 and $1,152,000 in 1994, 1993 and 1992,
respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     In 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service. Previously, the Company recognized these costs as incurred.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE
     Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Liabilities are recognized for remedial activities when the cleanup is probable and the cost can be reasonably estimated. Environmental compliance costs include maintenance and operating costs with respect to pollution control equipment, cost of ongoing monitoring programs and similar costs. Such costs are expensed as incurred.

PER SHARE INFORMATION
     Earnings (loss) per share are based on the weighted average number of common shares outstanding during each year, as adjusted for any materially dilutive common stock equivalent shares. Shares used in the per share calculation in 1994 and 1993 were 6,097,312 and 5,926,366, respectively. Outstanding common stock options did not have a materially dilutive effect on earnings per share in 1994 or 1993. Shares used in the per share calculations in 1992 were 5,939,755 which included 186,775 shares that resulted from the primary dilutive effects of outstanding common stock options in 1992.

- -------------------------
20

NOTE 2.   ACQUISITION

     On December 15, 1993, the Company acquired all of the outstanding stock of Coleman Holding Company ("Coleman") for $8,993,000. The acquisition was funded by cash of the Company. Coleman is a fully integrated manufacturer and distributor of a broad range of electrical and electronic wire and cable products to diverse markets principally in the United States. Coleman's manufacturing plants are located in Illinois.
     The acquisition has been accounted for by the purchase method of accounting and accordingly, the net assets and results of operations for Coleman are included in the Company's Consolidated Financial Statements from the date of acquisition. The fair value of the assets acquired, including goodwill, was $97,863,000, with liabilities assumed of $92,370,000. Cash paid for the acquisition, net of cash acquired, was $5,493,000. The purchase price has been allocated to the assets and liabilities of Coleman based on estimated fair values. The purchase price and expenses associated with the acquisition exceeded the fair value of Coleman's net assets by approximately $38,398,000 which has been assigned to goodwill. Amortization of the excess purchase price is made over a period not to exceed forty years. Subsequent to the acquisition, the Company refinanced approximately $63,363,000 of Coleman's outstanding debt and certain related fees through bank borrowings. See Note 3 of the Notes To Consolidated Financial Statements.
     The following unaudited pro forma information combines the consolidated results of operations of the Company and Coleman as if the acquisition had occurred on January 1, 1992:

In thousands                                         1993             1992
- --------------------------------------------------------------------------
Net sales                                         $230,119        $232,838
Net income (loss)                                 $   (815)       $  4,444
Net income (loss) per share                       $  (0.14)       $   0.75

     The pro forma operating results include each company's results of operations for the indicated years with the adjusted depreciation and amortization on plant and equipment, amortization of goodwill, along with other relevant adjustments to reflect fair market value required using the purchase method of accounting. Interest expense on Coleman's outstanding indebtedness was adjusted to reflect the improved creditworthiness of the Company.
     The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented and is not intended to be a projection of future results or trends.


NOTE 3.   SHORT-TERM AND LONG-TERM DEBT

     On December 15, 1993, the Company entered into a credit agreement with a group of banks which replaced substantially all existing bank debt including approximately $61,260,000 outstanding at Coleman. Pursuant to the credit agreement, the Company obtained a $38,000,000 term loan and a revolving loan facility which mature on December 31, 1999. The revolving loan facility allows the Company to borrow up to $40,000,000 subject to certain availability requirements. The Company must pay a commitment fee at an annual rate of 3/8 of 1% on the average daily unused portion of the revolving loan facility. Interest rates on amounts borrowed vary and are based on either a Eurodollar (LIBOR) rate plus 2.0% or a Prime (base) rate plus .75% option selected by the Company at the time of borrowing.
     The credit agreement contains various warranties and covenants pertaining to the maintenance of net worth, compliance with certain financial ratios and limitations on the payment of dividends, capital expenditures and the incurrence of additional indebtedness by the Company. Under the most restrictive of these provisions, $1,757,000 of consolidated retained earnings at December 31, 1994, was free of any restriction as to the payment of dividends. Borrowings under the credit agreement are generally secured by substantially all of the assets of the Company, except for specific assets related to certain industrial revenue bonds and capital lease obligations.
     At December 31, 1994, the Company borrowed approximately $24,750,000 under the revolving loan facility at an average interest rate of 8.2%. The Company is not required to repay any borrowings under the revolving credit agreement before December 31, 1999. However, the Company has classified $2,000,000 of debt outstanding under this agreement which is expected to be repaid within one year as notes payable. The notes payable balance could fluctuate according to the working capital requirements of the Company. All other debt under this agreement is classified as long-term bank debt which at December 31,1994, carried an average interest rate of 7.7%. Short-term borrowings were $2,700,000 at December 31, 1993. At December 31, 1994, the Company had unused availability under the credit agreement of approximately $13,866,000.
     At December 31, 1994 and 1993, long-term debt consisted of the following:

In thousands                                                 1994          1993
- -------------------------------------------------------------------------------
Long-term debt supported by revolving and
     term loan agreement with banks,
     due December 31, 1999                                $58,750      $ 67,700
Industrial revenue and job development
     authority bonds, interest rates ranging
     from .85% to 3.55%, payable in various
     amounts through 1996                                      48         3,478
Obligations under capital leases, interest rates
     ranging from 8% to 19%
     (See Note 4)                                           2,231         2,339
Miscellaneous other long-term debt, rates ranging
     from 10.25% to 12.05%, payable in various
     amounts through 2011                                   1,199         1,052
- -------------------------------------------------------------------------------
                                                           62,228        74,569
     Less-current portion                                  (7,243)       (7,211)
- -------------------------------------------------------------------------------
                                                          $54,985      $ 67,358
- -------------------------------------------------------------------------------

     The minimum scheduled principal payments on long-term debt outstanding at December 31, 1994, are as follows:

In thousands
- -------------------------------------------------------------------------------
1995                                                                    $ 7,243
1996                                                                      6,712
1997                                                                      7,168
1998                                                                      7,672
1999                                                                     30,850
Thereafter                                                                2,583
- -------------------------------------------------------------------------------
Total minimum scheduled principal payments                              $62,228
- -------------------------------------------------------------------------------

                                                      --------------------------
                                                                              21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------
KUHLMAN CORPORATION

NOTE 4.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES
     The Company leases various manufacturing, office and warehouse properties, office equipment and motor vehicles under operating lease agreements which expire at various dates over the next eight years.
     The following is a summary of rent expense under all operating leases:

In thousands                                      1994      1993      1992
- --------------------------------------------------------------------------
Minimum rentals                                 $2,158      $658      $703
- --------------------------------------------------------------------------

     Minimum future rental payments under noncancelable operating leases for each of the next five years and in the aggregate are as follows:

In thousands
- --------------------------------------------------------------------------
1995                                                                $1,854
1996                                                                 1,388
1997                                                                 1,056
1998                                                                   844
1999                                                                   796
Subsequent to 1999                                                   1,173
- --------------------------------------------------------------------------
Total minimum rental payments                                       $7,111
- --------------------------------------------------------------------------

CAPITAL LEASES
     The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases which expire at various dates through 2009. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the shorter of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.
     At December 31, 1994 and 1993, property under capital leases included with plant and equipment in the accompanying consolidated balance sheets is as follows:

In thousands                                                1994      1993
- --------------------------------------------------------------------------
Buildings and improvements                                $2,360    $2,360
Machinery and equipment                                      384       384
- --------------------------------------------------------------------------
                                                           2,744     2,744
Less-accumulated depreciation                               (879)     (702)
- --------------------------------------------------------------------------
Plant and equipment, net                                  $1,865    $2,042
- --------------------------------------------------------------------------

Minimum future lease payments under capital leases as of December 31, 1994, are as follows:

In thousands
- --------------------------------------------------------------------------
1995                                                                 $ 464
1996                                                                   410
1997                                                                   424
1998                                                                   424
1999                                                                   414
Subsequent to 1999                                                   3,604
- --------------------------------------------------------------------------
Total minimum lease payments                                        $5,740
Less-amounts representing interest                                  (3,509)
- --------------------------------------------------------------------------
Present value of net minimum lease payments                          2,231
Less-current portion                                                  (118)
- --------------------------------------------------------------------------
Long-term obligations under capital leases                          $2,113
- --------------------------------------------------------------------------

     Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.

SEVERANCE AGREEMENTS
     The Company instituted a severance policy in 1994 applicable to certain executive officers designated by its Board of Directors. The severance policy provides that if an executive officer's employment is terminated, the executive's base pay, medical and dental coverage, health and accident insurance and disability and group life insurance will be continued for a period of twenty-four months, subject to certain conditions. The aggregate commitment under the executive severance policy should all six covered employees be terminated is approximately $3,300,000.


LEGAL MATTERS
     The Company is involved in several legal matters. In the opinion of management and outside legal counsel, the outcome of current matters will not have a materially adverse effect on the financial position or results of operations of the Company.


NOTE 5.   INVENTORIES

     Inventories at December 31, 1994 and 1993, consisted of the following:

In thousands                                           1994           1993
- --------------------------------------------------------------------------
FIFO cost:
Raw materials                                       $11,006        $10,193
Work-in-progress                                      2,595          4,090
Finished products                                    13,532         14,256
- --------------------------------------------------------------------------
                                                     27,133         28,539
Excess of FIFO over LIFO cost                        (3,066)             -
- --------------------------------------------------------------------------
                                                    $24,067        $28,539
- --------------------------------------------------------------------------

NOTE 6.   ACCRUED LIABILITIES


     Accrued liabilities at December 31, 1994 and 1993, consisted of the following:

In thousands                                           1994           1993
- --------------------------------------------------------------------------
Salaries, wages and employee benefits               $ 6,426        $ 7,442
Dividends payable                                       922            900
Warranty related accruals                             1,145          1,487
Taxes other than income                                 417            431
Restructuring                                             -          3,282
Other                                                 5,236          7,544
- --------------------------------------------------------------------------
                                                    $14,146        $21,086
- --------------------------------------------------------------------------

NOTE 7.   INCOME TAXES

     The Company reported income before taxes of $2,923,000 in 1994, a loss before taxes and cumulative effect of accounting change of $5,101,000 in 1993 and income before taxes of $10,323,000 in 1992.

- -------------------------
22

                                                      --------------------------

     Income taxes are deferred as a result of differences in the timing of the recognition of income and expenses for income tax and financial reporting purposes. The provision (benefit) for income taxes and significant components of the deferred income tax provision (benefit) consists of the following:

In thousands                                      1994      1993      1992
- --------------------------------------------------------------------------
Currently payable (refundable)
 Federal                                      $(1,194)    $ (640)   $3,372
 State & local                                    (29)      (306)      747
Deferred-
 Excess book over
  tax depreciation                               (184)       (32)     (193)
 Employee benefit plans,
  deferred compensation
  and pensions                                    (49)       (92)     (187)
 Reserves for interest                              -        423        14
 Inventory reserves                               395          -         -
 Intangible asset amortization                    753          -         -
 Deferred warranty income                         121       (127)      (79)
 Restructuring costs                            1,352     (1,285)        -
 Additional taxes provided                          -     (1,418)      284
 Bad debt reserves                                191        120         -
 Other                                            (50)       (35)      141
- --------------------------------------------------------------------------
                                               $1,306    $(3,392)   $4,099
- --------------------------------------------------------------------------

     The effective income tax provision (benefit) differs from the amount calculated using the statutory United States federal income tax rate, principally due to the following:

In thousands                          1994                    1993                    1992
- --------------------------------------------------------------------------------------------------
                                        Percentage              Percentage              Percentage
                                         of income               of income               of income
                              Amount  before taxes    Amount  before taxes    Amount  before taxes
- --------------------------------------------------------------------------------------------------
Statutory United States
  federal income tax          $ 994          34.0%  $(1,734)       (34.0%)   $3,510          34.0%
State income taxes, net of
  federal income tax effect     169           5.8      (202)        (3.9)       456            4.4
Additional taxes provided         -              -   (1,418)       (27.8)       284            2.8
Amortization of goodwill        326          11.2         -             -         -              -
Effect of stock options         (64)         (2.2)     (248)        (4.9)      (170)          (1.6)
Foreign tax credit             (200)         (6.8)        -             -         -              -
Other                            81           2.7       210          4.1         19             .1
- --------------------------------------------------------------------------------------------------
                             $1,306          44.7%  $(3,392)       (66.5%)    $4,099         39.7%
- --------------------------------------------------------------------------------------------------

     In accordance with Statement of Financial Accounting Standards No. 106, the cumulative effect of the change in accounting principle to recognize the cost of postretirement benefits has been presented in the consolidated statements of income (loss), net of income taxes. Therefore, the income tax provision (benefit) does not reflect a separate deferred tax benefit for these expenses.
     The net deferred tax asset recognized in the consolidated balance sheets as of December 31, 1994 and 1993, consists of the following:

In thousands                                           1994           1993
- --------------------------------------------------------------------------
Total deferred tax assets                            $7,451        $10,580
Total deferred tax liabilities                       (1,580)        (1,960)
- --------------------------------------------------------------------------
                                                     $5,871        $ 8,620
- --------------------------------------------------------------------------

     The tax effect of each temporary difference and carryforward that gives rise to significant deferred tax assets and deferred tax liabilities as of December 31, 1994 and 1993, is as follows:

In thousands                                           1994           1993
- --------------------------------------------------------------------------
Accumulated tax depreciation of
 property and equipment in excess
 of accumulated book depreciation                   $(1,385)       $(1,840)
Net operating loss carryforwards                      2,061          2,000
Inventory reserves                                      638            700
Deferred warranty income                                282            465
Accrued restructuring costs                             926          3,386
Postretirement benefits                                 844            874
Bad debt reserves                                       138            346
Accrued employee benefits                             1,565          1,634
Miscellaneous accruals                                  802          1,055
- --------------------------------------------------------------------------
                                                    $ 5,871        $ 8,620
- --------------------------------------------------------------------------

     One of the Company's wholly-owned subsidiaries has available net operating losses which expire as follows:

In thousands
- --------------------------------------------------------------------------
2004                                                               $ 1,600
2005                                                                 3,400
2006                                                                   425
- --------------------------------------------------------------------------
                                                                   $ 5,425
- --------------------------------------------------------------------------

     Based upon anticipated reversals of temporary differences and other projected taxable income for future periods, management believes that a valuation allowance for the net deferred tax asset is not necessary.


NOTE 8.   EMPLOYEE RETIREMENT PLANS

     The Company has various employee retirement plans which provide pension benefits to substantially all of its employees. Defined benefit plans covering the hourly employees provide benefits of stated amounts based on an employee's years of service. Plans covering salaried employees provide benefits that are based on an employee's years of service and compensation during that period.
     The total expense under these plans amounted to $473,000 in 1994, $1,263,000 in 1993 and $328,000 in 1992. Pension expense for the defined benefit plans in 1994, 1993 and 1992 is comprised of the following elements:

In thousands                                      1994      1993      1992
- --------------------------------------------------------------------------
Current service cost                             $ 713     $ 901   $ 1,009
Interest on projected benefit
  obligations                                    1,253     1,444     1,386
Actual return on assets                            835      (645)   (1,045)
Gain due to curtailment                           (138)        -         -
Net amortization and deferral                   (2,190)     (437)   (1,022)
- --------------------------------------------------------------------------
                                                $  473   $ 1,263   $   328
- --------------------------------------------------------------------------

                                                      --------------------------
                                                                              23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------
KUHLMAN CORPORATION


     The Company's funding policy is to make annual contributions required by applicable regulations, which may, from time to time, exceed the Internal Revenue Service deductibility limits by immaterial amounts. The Company annually contributes to the defined benefit plans amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets are comprised primarily of stocks, U.S. Government securities and corporate bonds.
     The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31, 1994 and 1993:

In thousands                                      1994                      1993
- ------------------------------------------------------------------------------------------
                                      Underfunded   Overfunded   Underfunded   Overfunded
                                            Plans        Plans         Plans        Plans
- ------------------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations-
 Vested                                   $11,413      $ 2,851       $12,763      $ 2,952
 Nonvested                                    567          162           834          327
- ------------------------------------------------------------------------------------------
Accumulated benefit obligations            11,980        3,013        13,597        3,279
Effects of salary progression                 217            -           269            -
- ------------------------------------------------------------------------------------------
Projected benefit obligations              12,197        3,013        13,866        3,279
Plan assets at fair value                  10,972        3,552        12,508        3,586
- ------------------------------------------------------------------------------------------
Plan assets over/(under) projected
 benefit obligations                      $(1,225)        $539       $(1,358)     $   307
- ------------------------------------------------------------------------------------------

Pension benefit recognized in the
consolidated balance sheets               $  (758)     $ 1,085       $  (863)     $   938

Amounts not recognized:
 Net asset upon transition to
    new accounting standard                   477          263           549          292
 Net loss                                    (869)        (534)       (1,359)        (514)
 Prior service cost                           (75)        (439)          315         (547)
 Additional liability                           -          164             -          138
- ------------------------------------------------------------------------------------------
 Total                                    $(1,225)     $   539       $(1,358)     $   307
 Additional liability                     $   614            -          $749            -
 Intangible asset                         $  (543)           -       $  (340)           -
 Pre-tax reduction to
   shareholders' equity                   $    71            -       $   409            -

     The assumptions used as of December 31, 1994 and 1993, in determining pension expense and funded status information shown above are as follows:

                                                            1994      1993
- --------------------------------------------------------------------------
Discount rate                                                 8.7%     7.2%
Rate of salary progression                                    4.2%     4.2%
Long-term rate of return on assets                            9.7%     9.7%

     The Company eliminated its interest in the Quality Spring/Togo joint venture in 1993. Prerequisite to this action was the split-out of hourly employees under a joint plan. The Company transferred $1,584,000 from its Master Trust Account to the new entity's plan based on actuarial assumptions. Pursuant to the Company's Plan, salaried personnel's pension benefits for Quality Spring/Togo were frozen at September 30, 1993, and will remain part of the Company's Plan.
     In 1993, the Company amended certain of its plans to provide improved benefits to retirees. The effect of the amendment was an increase of approximately $690,000 in the projected benefit obligation.
     For pension plans with accumulated benefits in excess of assets at December 31, 1994, the accompanying balance sheet reflects an additional long-term pension liability of $614,000, a long-term intangible asset of $543,000 and a reduction to shareholders' equity of $43,000 net of deferred tax benefits, representing the excess of additional long-term pension liability over unrecognized prior service cost. Similar balance sheet recognition is not required for pension plans with assets in excess of accumulated benefits.
     In addition to providing pension benefits, the Company and its operating subsidiaries provide savings plans for certain employees. The plans provide for matching contributions based on the terms of such plans to the accounts of plan participants. The Company and its operating subsidiaries expensed $138,000, $127,000 and $231,000 for these plans in the years ended December 31, 1994, 1993 and 1992, respectively.


NOTE 9.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Effective January 1, 1993, the Company adopted SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions." This statement requires the Company to accrue the cost of providing postretirement benefits during the active service period of the employee. Employees retiring from the Company on or after their 55th birthday, who have rendered specific years of service, are entitled to postretirement health care and medical coverage, subject to deductibles, co-payments and other limitations. At the time of election, the Company recognized an accumulated liability, which resulted in an after-tax charge of $1,289,000 in the first quarter of 1993. Prior to 1993, the Company recognized these expenses as they were incurred.
     Net periodic postretirement benefit cost for 1994 and 1993 included the following components:

In thousands                                                1994      1993
- --------------------------------------------------------------------------
Service cost-benefits attributed to service
  during the period                                        $  43     $  42
Interest cost on accumulated postretirement
     benefit obligation                                      148       150
- --------------------------------------------------------------------------
Net periodic postretirement benefit cost                    $191      $192
- --------------------------------------------------------------------------

     The amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1993, were as follows:

In thousands                                                1994      1993
- --------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                $1,320    $1,268
  Fully eligible active plan participants                    134       263
- --------------------------------------------------------------------------
  Fully eligible                                           1,454     1,531
  Other active plan participants                             470       601
- --------------------------------------------------------------------------
Accumulated benefit obligation                             1,924     2,132
Unrecognized net gain                                        325       102
- --------------------------------------------------------------------------
Postretirement liability recognized in
     financial statements                                 $2,249    $2,234
- --------------------------------------------------------------------------

- -------------------------
24

     The accumulated postretirement benefit obligation was determined using an 8.7% discount rate. A 14.5% increase in the per capita claims cost was assumed for years 1995 and 1996. The assumption provides for this rate to decline by 1.5% every other year through 2008 and then remain constant at 4% thereafter.
     A 1% increase in the health care cost trend rate would increase the estimated accumulated postretirement benefit obligation as of December 31, 1994, by approximately $38,000. The impact on net periodic cost is minimal. No funding has been established by the Company for postretirement benefits.


NOTE 10.  RESTRUCTURING CHARGE

     In the first quarter of 1993, the Company recorded a restructuring charge of $8,650,000 ($5,304,000 net of tax benefits or $0.90 per share). The restructuring charge was for actions implemented by the Company to reduce its cost structure and to improve its operating efficiencies, primarily at its Kuhlman Electric subsidiary. The charge included $5,281,000 for severance, pension and other personnel costs primarily related to reductions in the salaried and hourly workforce, $1,468,000 for the writedown and disposal of operating assets due to the elimination of unprofitable product lines, $1,735,000 for the implementation of programs to streamline operations and $166,000 for other writeoffs. In 1994, the Company made cash outlays of $3,282,000 related to the restructuring program. In 1993, the Company made cash outlays of $4,143,000 and recognized asset writedowns of $1,225,000 related to the restructuring program.


NOTE 11.  SUPPLEMENTAL CASH FLOW INFORMATION

     For purposes of the consolidated statements of cash flows, the Company considers all investments with original maturities of three months or less as cash equivalents.
     Cash payments for interest and net cash payments (refunds) for income taxes are as follows:

In thousands                                      1994      1993      1992
- --------------------------------------------------------------------------
Interest                                        $4,300    $1,127     $ 707
Income taxes, net of refunds                     $(120)  $(1,928)   $4,633

SUPPLEMENTAL NON-CASH INVESTING AND FINANCIAL ACTIVITIES

     During 1994, the Company issued 28,169 shares of its common stock to an executive in a non-cash transaction. The shares would have to be returned to the Company in the event the executive left the Company within one year from the time of this issuance. The fair market value of the stock at the time of issuance was approximately $500,000 and approximately $375,000 of this amount was charged to expense during 1994.
     During 1994, the Company sold and disposed of certain non-operating assets generating $100,000 in cash. The Company, which recorded a loss of $92,000 on these transactions, reduced plant and equipment and accumulated depreciation by $1,838,000 and $1,646,000, respectively, in 1994.
     During 1993, the Company issued 50,000 shares of its common stock to an executive in a non-cash transaction. The fair market value of the stock at the time of issuance was $750,000, and this amount was charged to expense during 1993.
     During 1993, the Company issued 19,047 shares of its common stock to an executive in lieu of a cash bonus. The fair market value of the stock at the time of issuance was approximately $300,000, and this amount was charged to expense during 1993.
     During 1993, the Company sold an idle building and disposed of certain non-operating assets generating $2,443,000 in cash. The Company, which recorded a cumulative loss on these transactions of $1,071,000, reduced plant and equipment, accumulated depreciation and certain other assets by $4,498,000, $1,609,000 and $604,000, respectively, in 1993.
     See Note 2. Acquisition and Note 10. Restructuring Charge to the Notes to Consolidated Financial Statements for additional supplemental information on non-cash investing and financing activities.


NOTE 12.  STOCK PURCHASE RIGHTS AND OPTION PLANS

PREFERRED STOCK PURCHASE RIGHTS
     The Company has distributed one preferred stock purchase right for each outstanding share of common stock. Each right entitles the holder to purchase one one-hundredth (1/100) of a share of newly authorized Junior Participating Preferred Stock at a price of $55 per right. The rights, which do not have voting rights, will be exercisable only if a person or group acquires 20% or more of the Company's common stock without the Company's prior consent or announces a tender offer which would result in such ownership of 30% or more of the common stock. In the event the rights become exercisable and thereafter the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, common stock of the acquiring Company having a value of twice the exercise price of the right.
     The rights expire on April 30, 1997, and may be redeemed by the Company at a price of $0.01 per right at any time prior to 10 days after a 20% position has been acquired and under certain circumstances thereafter.

COMMON STOCK OPTIONS
     The Company maintains two employee stock option plans, a 1983 Plan and a 1986 Plan. The 1983 Plan expired in 1993, except to the extent that options were outstanding. The 1986 Plan provides for the granting of options to officers and key employees of the Company. All options under this plan may be granted at prices equal to the market value at the date of grant and may be exercised up to ten years from that date. As of December 31, 1994, no options were available for grants under the 1986 Plan.
     In 1993, the Board of Directors adopted, and the shareholders approved, the 1993 Non-Employee Director's Stock Plan ("New Director's Plan"). Pursuant to the New Director's Plan, each non-employee

                                                      --------------------------
                                                                              25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------
KUHLMAN CORPORATION


director receives annually a number of shares equal to an aggregate fair market value of $24,000 concurrent with the meeting of the Board of Directors held each year following the Annual Meeting of Shareholders. A total of 52,599 shares were available for grants as of December 31, 1994. With the adoption of the 1993 New Director's Plan, the 1988 Stock Option Plan for Non-Employee Directors was terminated, except to the extent that options were outstanding.
     The following table summarizes the transactions pursuant to the Company's stock option plans for the three-year period ended December 31, 1994:

                                        Number of                      Option
In thousands, except option prices         Shares                      Prices
- -----------------------------------------------------------------------------
Options outstanding at
 January 1, 1992                             786            $  5.44 to $16.90
- -----------------------------------------------------------------------------
   Granted                                    83                       $15.63
   Exercised                                 (71)           $  5.44 to $12.58
   Expired or terminated                     (17)           $  9.13 to $16.90
- -----------------------------------------------------------------------------
Options outstanding at
 December 31, 1992                           781            $  5.44 to $16.90
- -----------------------------------------------------------------------------
   Granted                                   294            $ 14.50 to $16.13
   Exercised                                (201)           $  5.44 to $15.63
   Expired or terminated                     (33)           $ 12.32 to $16.90
- -----------------------------------------------------------------------------
Options outstanding at
 December 31, 1993                           841            $  7.06 to $16.90
- -----------------------------------------------------------------------------
   Granted                                   344            $ 17.00 to $17.75
   Exercised                                 (86)           $  7.06 to $16.90
   Expired or terminated                     (19)           $  7.06 to $16.90
- -----------------------------------------------------------------------------
Options outstanding at
   December 31, 1994                       1,080            $  7.38 to $17.75
- -----------------------------------------------------------------------------
Exercisable at December 31, 1994           1,080
- -----------------------------------------------------------------------------

     In 1994, the Company adopted the Kuhlman Corporation 1994 Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan provides for discretionary grants to key employees of cash-only stock appreciation rights based on shares of the Company's common stock. Each Stock Appreciation Right ("SAR") measures the change in value of a share of the Company's common stock from the date of grant to the date of exercise. A total of 1.5 million SAR's are authorized to be granted under the Plan. As of December 31, 1994, 151,000 SAR's with a basis of $13.875 per SAR had been awarded and were outstanding under the SAR Plan.


NOTE 13.  BUSINESS SEGMENT INFORMATION

     The Company's lines of business are described on pages 6 to 11 of this report. Net sales represent shipments to unaffiliated customers. Operating profit for each segment includes all costs and expenses directly related to the segment before financing charges or corporate allocations. Corporate items principally represent general and administrative costs. The Company's manufacturing operations are located in the United States. The Company sells its products primarily throughout the United States. The Company's export sales were less than 1% of net sales for each of the years ended December 31, 1994, 1993 and 1992.
     Identifiable assets are those used in the operations of each business segment. Corporate assets consist primarily of cash and cash equivalents.
     Prior to the acquisition of Coleman on December 15, 1993, the Company operated principally in a single segment, electrical apparatus. Therefore, segment information below is not meaningful for years prior to 1993 and, accordingly, has been omitted.
     The Company's segment information for the years ended December 31, 1994 and 1993, is as follows:

In thousands                                           1994           1993
- --------------------------------------------------------------------------
NET SALES
Wire and Cable                                     $138,994       $  4,171
Electrical                                           96,280        105,287
Other                                                 7,572          8,639
- --------------------------------------------------------------------------
                                                   $242,846       $118,097
- --------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES AND ACCOUNTING CHANGE
Wire and Cable                                     $  9,437       $    140
Electrical                                               62          2,154
Other                                                   621            543
Corporate (1)                                        (3,855)          (986)
Restructuring Charge (2)                                  -         (8,650)
- --------------------------------------------------------------------------
Operating Profit (Loss)                               6,265         (6,799)
Interest Income(Expense), Net                        (4,051)          (312)
Unallocated                                             709          2,010
- --------------------------------------------------------------------------
                                                   $  2,923       $ (5,101)
- --------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Wire and Cable                                     $ 96,831       $ 95,876
Electrical                                           45,359         52,930
Other                                                 2,825          2,316
Corporate/Unallocated                                 1,548         12,920
- --------------------------------------------------------------------------
                                                   $146,563       $164,042
- --------------------------------------------------------------------------
CAPITAL EXPENDITURES
Wire and Cable                                     $  3,869       $     59
Electrical                                            2,414          2,370
Other                                                   182            224
Corporate/Unallocated                                   554            141
- --------------------------------------------------------------------------
                                                   $  7,019       $  2,794
- --------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Wire and Cable                                     $  3,161       $    126
Electrical                                            2,245          2,509
Other                                                   139            123
Corporate/Unallocated                                    30             10
- --------------------------------------------------------------------------
                                                   $  5,575       $  2,768
- --------------------------------------------------------------------------

(1) REPRESENTS EXPENSES ASSOCIATED WITH THE COMPANY'S HEADQUARTERS SINCE ITS DATE OF REINCORPORATION IN 1993.
(2) RESTRUCTURING CHARGE OF $8,650 RELATES SUBSTANTIALLY TO THE ELECTRICAL SEGMENT.

NOTE 14.  FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK
     The Company enters into contracts and options hedging future commodity purchases, principally copper, for periods consistent with the terms of the underlying transactions. The Company does not engage in speculation. While the commodity hedging contracts and options affect the Company's results of operations, they do so only in connection with the underlying transactions. As a result, they do not subject the Company to risk from commodity price movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. At December 31, 1994 and 1993, the Company had $5,990,000 and

- -------------------------
26

                                                      --------------------------

$753,000 of commodity hedging contracts and options outstanding, substantially all of which were for copper. The hedging contracts generally have maturities that do not exceed twelve months. At December 31, 1994, the unrealized gains on hedging contracts and options were immaterial.

CONCENTRATIONS OF CREDIT RISK
     As of December 31, 1994, the Company had approximately $11,686,000 in receivables from electrical utility customers involved in the generation, transmission or distribution of electricity. At December 31, 1994, there were no other significant group concentrations of credit risk.

FAIR VALUE OF FINANCIAL INVESTMENTS
     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. The Company had approximately $62,228,000 of debt instruments at December 31, 1994, for which the fair value approximated the book value.

GUARANTEES
     The Company has guaranteed the payment obligations for certain leases of its subsidiaries. These guarantees amounted to $1,483,000 at December 31, 1994. As of December 31, 1994, a subsidiary has guaranteed up to $2,000,000 of bank debt financing of an unconsolidated affiliate under a joint venture agreement. The Company is of the opinion that its subsidiaries and the unconsolidated affiliate will be able to perform under their respective obligations and that no payments will be required and no losses will be incurred under such guarantees.

LETTERS OF CREDIT AND SURETY BONDS
     At December 31, 1994, the Company had letters of credit and surety bonds outstanding totaling $1,946,000 which guarantee various activities, including performance of the Company's obligations under certain self-insured workers' compensation insurance programs. The Company is of the opinion that no losses will be incurred due to non-performance of these obligations.


NOTE 15.  OTHER INCOME (EXPENSE)

     Other income (expense) for the years ended December 31, 1994, 1993 and 1992, consisted of the following:

In thousands                                      1994      1993      1992
- --------------------------------------------------------------------------
Covenant not to compete                         $1,250    $1,250    $1,250
Royalty income                                     846       874       868
Gain on tax-related settlement                       -       800         -
Rental income                                       30       299       375
Loss on disposal of equipment                      (92)   (1,037)        -
Carrying costs of non-operating assets            (534)        -         -
Expenses of terminated merger                     (530)        -         -
Other, net                                        (261)     (176)      104
- --------------------------------------------------------------------------
                                                  $709    $2,010    $2,597
- --------------------------------------------------------------------------

NOTE 16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's quarterly results are summarized below for the years ended December 31, 1994 and 1993.

In thousands, except per share data               Quarter
- --------------------------------------------------------------------------
1994                    First     Second      Third     Fourth       Total
- --------------------------------------------------------------------------
Net sales            $62,416     $56,990    $64,133    $59,307    $242,846
Gross profit         $11,010     $ 9,822    $10,855    $ 8,796    $ 40,483
Operating profit     $ 2,306     $ 1,350    $ 2,553    $    56    $  6,265
Net income (loss)    $ 1,136     $   296    $ 1,286    $(1,101)   $  1,617
Net income (loss)
   per share         $  0.19     $  0.05    $  0.21    $ (0.18)   $   0.27

In thousands, except per share data               Quarter
- --------------------------------------------------------------------------
1993                 First       Second     Third      Fourth        Total
- --------------------------------------------------------------------------
Net sales            $27,243     $28,946    $29,992    $31,916    $118,097
Gross profit         $ 4,363     $ 4,330    $ 4,412    $ 4,842    $ 17,947
Operating
   profit (loss)     $(8,545)    $   739    $   418    $   589    $(6,799)
Net income (loss)    $(5,962)    $   781    $ 1,268    $   915    $(2,998)
Net income (loss)
   per share         $ (1.02)    $  0.13    $  0.21    $  0.15    $ (0.51)

NOTE 17.  SUBSEQUENT EVENT

     On February 25, 1995, Kuhlman Corporation entered into an agreement to merge Schwitzer, Inc. ("Schwitzer"), a New York Stock Exchange listed company, with a wholly-owned subsidiary of Kuhlman. In the transaction, shares of Schwitzer common stock will be converted into shares of Kuhlman common stock using an exchange ratio of 0.9615 share of Kuhlman for each outstanding share of Schwitzer. The merger is subject to certain closing conditions, including the approval of the shareholders of both companies. It is anticipated that this transaction will be consummated in the second quarter of 1995 following approval by shareholders of both companies at their respective annual meetings of shareholders.
     Schwitzer designs, manufactures and markets turbochargers, fan drives, cooling fans and crankshaft vibration dampers for enhancing the efficiency of diesel and gasoline engines. Sales and net income for its fiscal year ended January 1, 1995 were approximately $153,271,000 and $8,930,000, respectively. Schwitzer had approximately 7.2 million shares outstanding as of February 25, 1995.

                                                      --------------------------
                                                                              27

BOARD OF DIRECTORS
- -----------------------------------

     CURTIS G. ANDERSON
       President and Chief Operating Officer

     WILLIAM E. BURCH
       Consultant. Former President and Chief Executive Officer of Fred S. James & Co.

     STEVE CENKO
       Consultant. Former President of Lamb Systems Group

     ALEXANDER W. DREYFOOS, JR.
       Chairman of the Board, Photo Electronics Corporation and
       WPEC TV (Palm Beach, Florida)

     ROBERT S. JEPSON, JR.
       Chairman of the Board and Chief Executive Officer

     WILLIAM M. KEARNS, JR.
       President, W.M. Kearns & Co., Inc. (Private Investment Company)

     ROBERT D. KILPATRICK
       Retired. Former Chairman of the Board and Chief Executive Officer of CIGNA Corporation

     JOHN L. MARCELLUS, JR.
       Retired. Former Chairman, President and Chief Executive Officer of Oneida Ltd.

     GEORGE J. MICHEL, JR.
       Private Investor and Consultant. Chairman of Windstar International, Inc. (Management Consulting). Former Chairman and Chief Executive Officer of Stanadyne, Inc.

     GENERAL H. NORMAN SCHWARZKOPF
       General, U.S. Army, Retired. Author, Lecturer, TV Consultant

         AUDIT COMMITTEE
           William E. Burch, Chairman
           Alexander W. Dreyfoos, Jr.
           John L. Marcellus, Jr.

         COMPENSATION COMMITTEE
           Robert D. Kilpatrick, Chairman
           Steve Cenko
           Gen. H. Norman Schwarzkopf

         FINANCE COMMITTEE
           George J. Michel, Jr., Chairman
           Curtis G. Anderson
           William M. Kearns, Jr.


OFFICERS
- ------------------------

     ROBERT S. JEPSON, JR.
       Chairman of the Board and Chief Executive Officer
     CURTIS G. ANDERSON
       President and Chief Operating Officer
     VERNON J. NAGEL
       Executive Vice President of Finance, Chief Financial Officer and
       Treasurer
     RICHARD A. WALKER
       Executive Vice President, Chief Administrative Officer, General Counsel and Secretary


OPERATING COMPANIES AND PRESIDENTS
- -------------------------

KUHLMAN ELECTRIC CORPORATION
  101 Kuhlman Boulevard
  Versailles, Kentucky  40383
     (Operating facilities in Crystal Springs, Mississippi; Salinas, California; and Versailles, Kentucky)
       GRAHAM J. BEARE, PRESIDENT AND CHIEF EXECUTIVE OFFICER

COLEMAN CABLE SYSTEMS, INC.
  2500 Commonwealth Avenue
  North Chicago, Illinois  60064
    (Operating facilities in Dekalb, Illinois; North Chicago, Illinois; and Waukegan, Illinois)
     JAMES H. COLEMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

EMTEC PRODUCTS CORPORATION
  200 Jay Street
  Coldwater, Michigan 49036
     (Operating facilities in Coldwater, Michigan, and Elyria, Ohio)
       HENRY ORLOWSKI, PRESIDENT AND CHIEF EXECUTIVE OFFICER

SHAREHOLDER INFORMATION
- -------------------------

CORPORATE HEADQUARTERS
   1 Skidaway Village Walk, Suite 201
   Savannah, Georgia  31411
       Tel:  (912) 598-7809 Fax:  (912) 598-0737

STOCK LISTING
    The Common Stock of Kuhlman Corporation
    is listed on the New York Stock Exchange
    (NYSE:KUH).

TRANSFER AGENT AND REGISTRAR
    Harris Trust and Savings Bank
    311 West Monroe, 14th Floor
    P.O. Box 755
    Chicago, Illinois  60690
         Tel:  (312) 461-3597 Fax:  (312) 765-8052


- -C- 1995 Kuhlman Corporation

- ------------------------
28

KUHLMAN CORPORATION
1 SKIDAWAY VILLAGE WALK, SUITE 201
SAVANNAH, GA 31411