Form 10-K, Exhibit 13
period 1995-12-31
KUHLMAN CORP
filed 1996-03-27
CIK 56955

FIVE-YEAR SELECTED FINANCIAL DATA
KUHLMAN CORPORATION AND SUBSIDIARIES

For the years ended December 31,                                1995      1994      1993      1992      1991
------------------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA
INCOME STATEMENT DATA
Net sales                                                   $425,384  $396,117  $242,221  $231,426  $237,216
Gross profit (%)                                                19.8%     19.2%     17.9%     20.2%     22.7%
Operating expenses (%)                                          12.9%     13.3%     13.2%     14.2%     14.4%
Operating profit before restructuring costs                   29,161    23,284    11,429    14,001    19,661
Restructuring costs                                               --        --     8,650     1,650        --
Interest expense, net                                         (7,066)   (6,969)   (4,523)   (3,985)   (4,154)
Merger expenses                                               (4,510)       --        --        --        --
Other income(expense)                                            493      (712)      178     1,470        52
Income(loss) before taxes, extraordinary item
  and cumulative effect of change in accounting principles    18,078    15,603    (1,566)    9,836    15,559
Taxes(benefit) on income(loss)                                 8,034     5,633    (1,876)    4,972     6,680
Income before extraordinary item and cumulative
  effect of change in accounting principles                   10,044     9,970       310     4,864     8,879
Extraordinary item, net of tax                                (1,861)       --        --        --        --
Cumulative effect of change in accounting
  principles, net of tax                                          --        --        --   (10,111)       --
Net income(loss)                                               8,183     9,970       310    (5,247)    8,879
------------------------------------------------------------------------------------------------------------
Earnings per share
Income before extraordinary item and cumulative
  effect of change in accounting principles                 $   0.76  $   0.73  $   0.02  $   0.38  $   0.67
Extraordinary item, net of tax                                 (0.14)       --        --        --        --
Cumulative effect of change in accounting principles              --        --        --     (0.80)       --
Net income(loss)                                                0.62      0.73      0.02     (0.42)     0.67
------------------------------------------------------------------------------------------------------------
As of December 31,                                              1995      1994      1993      1992      1991
------------------------------------------------------------------------------------------------------------
IN THOUSANDS
BALANCE SHEET DATA
Working capital                                             $ 39,182  $ 49,501  $ 63,397  $ 54,845  $ 58,611
Net plant and equipment                                       66,249    64,750    61,161    53,187    56,006
Total assets                                                 214,902   229,185   242,921   156,930   161,624
Total debt                                                    74,175    84,773   106,130    41,814    48,406
Shareholders' equity                                          74,232    73,216    64,187    64,842    74,925
------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                1995      1994      1993      1992      1991
------------------------------------------------------------------------------------------------------------
IN THOUSANDS, WHERE APPLICABLE
OTHER DATA
IBITDA(1)                                                   $ 40,974  $ 33,779  $ 20,209  $ 24,449  $ 29,473
Cash flow from operations                                     28,131    18,881    10,518    12,094    20,473
Capital expenditures                                          15,200    13,048     6,091     8,887     9,887
Depreciation and amortization                                 11,320    11,207     8,602     8,978     9,760
Dividends paid                                                 5,814     3,640     3,530     3,452     3,438
Current ratio                                                    1.6       1.7       1.9       2.3       2.3
Net book value per share                                        5.64      5.59      4.97      5.13      5.96
Return on average investment(2)                                 11.7%      9.2%      7.0%      8.8%     11.6%
Return on average equity(3)                                     18.0%     14.5%      8.4%      7.8%     12.3%
Total debt as a percentage of total capitalization              50.0%     53.7%     62.3%     39.2%     39.2%
Inventory turns                                                  7.6       7.0       6.3       5.1       4.7
Days sales outstanding                                          52.3      53.7      52.4      50.4      51.6
Number of employees                                            2,284     2,375     2,364     1,883     1,865
Shares outstanding                                            13,167    13,100    12,914    12,634    12,574
------------------------------------------------------------------------------------------------------------

(1) INCOME BEFORE INTEREST AND TAXES PLUS DEPRECIATION AND AMORTIZATION, EXCLUDING RESTRUCTURING COSTS AND MERGER EXPENSES.
(2) INCOME IS DEFINED AS NET INCOME PLUS NET OF TAX IMPACT OF INTEREST EXPENSE, RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES. AVERAGE INVESTMENT IS THE SUM OF TOTAL DEBT AND EQUITY PLUS THE EQUITY EFFECT OF RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES, LESS CASH.
(3) INCOME IS DEFINED AS NET INCOME PLUS NET OF TAX IMPACT OF RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES. AVERAGE EQUITY IS ADJUSTED FOR THE EFFECT OF RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                         KUHLMAN CORPORATION AND SUBSIDIARIES

OVERVIEW

    Over the last three years, Kuhlman Corporation ("Kuhlman" or the "Company") has completed a major acquisition and a merger which along with internal changes have resulted in significant growth in sales and net income. In December 1993, Kuhlman purchased Coleman Cable Systems, Inc. ("Coleman Cable"), a leading domestic manufacturer and distributor of electrical and electronic wire and cable products, which more than doubled Kuhlman's size in the electrical products industry. Then, on May 31, 1995, a wholly-owned subsidiary of Kuhlman merged with and into Schwitzer, Inc. ("Schwitzer") whereby Schwitzer became a wholly-owned subsidiary of the Company. In the transaction, each outstanding share of common stock of Schwitzer was converted into 0.9615 share of the Company's common stock, resulting in the Company issuing an additional 6,980,000 shares of stock. The merger was accounted for as a pooling of interests. As a result, consolidated net sales exceeded $425 million in 1995, a substantial change from the $118 million reported in 1993 by the original Kuhlman company before giving effect to the merger. Similarly, net income (before merger expenses and the debt extinguishment costs associated with the Schwitzer merger) was almost $14 million in 1995 compared to a net loss of $3 million reported in 1993 by the original Kuhlman company.

    The addition of Coleman Cable and Schwitzer, which is one of the world's leading manufacturers of turbochargers and other components for medium- and heavy-duty gasoline and diesel engines, significantly broadened and diversified the Company and its markets. Therefore, upon completion of the merger with Schwitzer, the Company's business units were realigned into two product segments in recognition of those distinct markets and customers served: Electrical and Industrial. The Electrical Products Segment manufactures and sells primarily electrical equipment and wire and cable products while the Industrial Products Segment manufactures and sells primarily engine components and other metal products.

    The purpose of this discussion and analysis is to enhance the understanding and evaluation of the Company's results of operations as well as its financial position, cash flows, indebtedness and other key financial information for the years ended December 31, 1995, 1994 and 1993. All financial information contained in this report has been restated to include the results of Schwitzer for all periods presented.

LIQUIDITY AND CAPITAL RESOURCES

    Strong cash flow from operations and the merger with Schwitzer served to further strengthen the Company's financial position in 1995. Management believes that the Company's liquidity and financial flexibility are more than adequate to support its continued growth through both internal expansion and potential acquisitions.

    Overall, the Company's cash flow from operations grew to $28,131,000 in 1995 from $18,881,000 and $10,518,000 in 1994 and 1993, respectively.
Improved operating earnings in each segment and strong working capital management were the primary contributors to the Company's growth in cash flow from operations. In addition, the Company generated $7,248,000 in cash in 1995 from the sale of the net assets of a non-core business unit and other non-performing assets. Total cash flow generated from operations plus the proceeds from the sale of assets totaled $35,379,000 in 1995. The Company used its cash flow in 1995 primarily to fund capital expenditures, quarterly dividend payments and to reduce debt.

    A primary financial objective of the Company is to enhance long-term shareholder value. The Company believes that achieving the proper returns on its invested capital is a key factor in driving shareholder value. Toward that objective, the Company continued to focus its efforts in 1995 on improving the returns earned on its invested capital by redeploying underperforming, non-core assets and making additional capital investments into areas where the Company can maximize its earnings potential. As part of this effort, the Company sold Nehring Electrical Works Company ("Nehring"), a subsidiary of Coleman Cable, in the fourth quarter of 1995 for approximately book value. Under the terms of the sales agreement, the purchaser acquired substantially all of the assets and assumed certain liabilities of Nehring for $6,509,000 in cash plus a note for $1,500,000. In addition, the Company continued its capital reinvestment program in 1995 by spending $15,200,000 primarily for new machinery and equipment. Over the last three years, the Company has invested a total of $34,339,000 for new plant and equipment primarily to improve product quality and durability, increase manufacturing capacity and enhance its customer service capabilities in each segment. The Company believes these investments, which have exceeded depreciation expense by 20% over the three year period ended December 31, 1995, will enhance its operations and financial performance in 1996 and beyond.

    Working capital management was a key element in increasing the Company's cash flow from operations in 1995. Consolidated working capital at December 31, 1995 was $39,182,000 compared to $49,501,000 at December 31, 1994, a decline of $10,319,000. The decline in working capital was due primarily to the sale of Nehring, the receipt of certain income tax refunds, and lower excess cash balances at the end of 1995. The decline was partially offset by the settlement of certain liabilities including completion of

ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
KUHLMAN CORPORATION AND SUBSIDIARIES


the environmental remediation program at Schwitzer's Rolla, Missouri facility which was closed in 1992 and sold in 1995. The cash generated from the decline in working capital was used to reduce the Company's outstanding debt. Operating working capital (defined as accounts receivable and inventory less accounts payable and accrued expenses) declined modestly to $40,687,000 at December 31, 1995 from $42,385,000 at December 31, 1994 primarily due to the sale of Nehring, partially offset by higher levels of inventory required to support future sales activity principally in the Electrical Products Segment. In 1995, utilization measurements for working capital assets improved over 1994 due to the success of inventory and accounts receivable programs designed to enhance cash flow and minimize working capital requirements. Excluding the 1995 net sales of Nehring, operating working capital as a percentage of net sales at the end of 1995 was 10.6%. The percentage was 10.7% at the end of 1994 and 11.5% at the end of 1993 (adjusted for sales of Coleman Cable for all of 1993). At December 31, 1995, the current ratio was 1.6 compared to 1.7 at the end of 1994.

    The Company's consolidated cash position was $581,000 at December 31, 1995 compared to $3,036,000 at December 31, 1994. The Company's excess cash balances were used to reduce the outstanding debt under the long-term revolving credit facility in order to lower its overall interest expense. Under the terms of the revolving credit facility, no payments are required until December 31, 1999 and amounts can be reborrowed at any time subject to certain limitations. Also, in connection with the merger of Schwitzer, the Company incurred one-time transaction costs in the second quarter of 1995 which totaled approximately $5,600,000 (net of tax) and included costs associated with the early extinguishment of debt ("Merger Expenses"). Shortly after the completion of the merger, the Company repaid substantially all of the domestic debt of Schwitzer with proceeds borrowed under the Company's current bank credit facility which was increased by $22,000,000 to accommodate the repayment and to pay the associated Merger Expenses. The Company refinanced the domestic debt of Schwitzer in order to lower its overall interest rate on borrowed funds based on the enhanced financial strength of the combined company. The cost associated with the early retirement of Schwitzer's domestic debt was recognized as an extraordinary item on the Company's Consolidated Statement of Income.

    Total debt outstanding at December 31, 1995 declined $10,598,000 (13%) to $74,175,000 from $84,773,000 at December 31, 1994. The Company's debt to total capital ratio was 50% at December 31, 1995 down from approximately 54% at the end of 1994. Total availability under the Company's current credit agreements was $18,495,000 at December 31, 1995. In addition, under the most restrictive warranties and covenants contained in the credit agreements, the Company had approximately $2,526,000 of consolidated retained earnings at December 31, 1995 free of any restrictions as to the payment of dividends.

    The Company paid quarterly common stock dividends of $0.15 per share in 1995. Total dividends paid in 1995 were $5,814,000, compared to $3,640,000 in 1994. The Company issued 6,980,000 new shares of common stock on May 31, 1995 in conjunction with the merger of Schwitzer. These newly issued shares were eligible to receive only the last two quarterly dividends paid in 1995. Also in 1995, the Company repurchased 72,388 shares of common stock for $920,000, including expenses, as part of an "odd-lot" stock buy back program. The purpose of this program was to reduce the service and administration cost associated with shareholders who own less than 100 shares. The program, which was terminated in November 1995, reduced the number of registered shareholders by over 2,700 to approximately 7,900.

RESULTS OF OPERATIONS
CONSOLIDATED RESULTS

    Consolidated net sales reached a record $425,384,000 in 1995 compared with $396,117,000 and $242,221,000 reported in 1994 and 1993, respectively.
For the year ended December 31, 1995, the Company reported operating net income (defined as net income before the net of tax effect of the extraordinary item, Merger Expenses and restructuring costs) of $13,783,000 ($1.05 per share) which compared to $9,970,000 ($0.73 per share) in 1994 and $5,614,000 ($0.42 per share) in 1993. Net income in 1995 was $8,183,000
($0.62 per share) compared to $9,970,000 ($0.73 per share) and $310,000
($0.02 per share) in 1994 and 1993, respectively. Net income in 1995 included the Merger Expenses of approximately $5,600,000 ($0.43 per share). Net income in 1993 included approximately $5,304,000 ($0.39 per share) associated with a one-time restructuring charge primarily for the cost associated with repositioning the Company's transformer business.

    Kuhlman's net sales in 1995 increased 7% over 1994. The growth in net sales in 1995 over 1994 was primarily due to the Industrial Products Segment which posted record sales as worldwide demand for the Company's engine products remained vibrant throughout the period. Unit sales volume for many products in the Electrical Products Segment increased in 1995, though total net sales for the segment showed only a modest improvement because of lower unit sales of distribution transformers due to the downsizing of this product line which began in 1993. Kuhlman's consolidated net sales in 1994 were substantially higher than those reported in 1993 due to the inclusion of the full year results of Coleman Cable, acquired in December 1993, and the surge in worldwide demand for turbochargers and other engine components.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                         KUHLMAN CORPORATION AND SUBSIDIARIES

    Kuhlman posted record operating profit in 1995 due to the strong earnings performance reported in each business segment. Consolidated operating profit increased 25% in 1995 to $29,161,000 (7% of sales) from $23,284,000 (6% of sales) in 1994. Operating profit more than doubled in 1994 from $11,429,000 (5% of sales) reported in 1993 (prior to the restructuring charge of $8,650,000) primarily due to the acquisition of Coleman Cable. The growth in operating profit in 1995 was primarily due to the increased sales volumes noted above, improved operating performance at Kuhlman Electric Corporation ("Kuhlman Electric"), higher gross profit margins and lower operating expenses as a percentage of sales. Consolidated gross profit margins increased to 19.8% of sales in 1995 from 19.2% and 17.9%, in 1994 and 1993, respectively. The improvement in gross margins occurred primarily in the Electrical Products Segment due to the streamlining of Kuhlman Electric and better manufacturing efficiencies company-wide, partially offset by higher raw material costs in certain products. The Company uses numerous raw materials in its products, including copper, aluminum, steel and plastics. Prices for many of these materials started to rise in 1994 as worldwide economies began to strengthen and continued to rise throughout much of 1995. Though the Company attempted to pass along these increases in the form of higher prices to its customers, competition made this increasingly difficult which resulted in pressure on operating margins for certain products. In 1995 and 1994, the Company was able to mitigate the impact of these higher costs by exercising tight cost control measures and improving its operating efficiencies. In 1993, increases in the cost of certain raw materials and other manufacturing expenses due to inflation and normal business factors were nominal. Operating expenses for Kuhlman in 1995 were $54,946,000 or 12.9% of sales compared to $52,601,000 or 13.3% of sales in 1994 and $31,869,000 or 13.2% of sales in 1993 (excluding restructuring costs). Operating expenses as a percentage of sales declined in 1995 compared to 1994 due to the higher sales volume noted above and cost containment programs throughout the Company.

    Other income (expense) for Kuhlman is made up of Interest expense, net, Merger Expenses and Other, net. Interest expense, net for the Company was $7,066,000, $6,969,000 and $4,523,000 in 1995, 1994 and 1993, respectively.
Interest expense was up nominally in 1995 compared to 1994 because much of the debt reduction in 1995 did not occur until the fourth quarter. Interest expense increased in 1994 compared to 1993 due to the additional debt assumed in connection with the Coleman acquisition. In Other, net, the Company generated other income of $493,000 in 1995, an expense of $712,000 in 1994 and income of $178,000 in 1993. Other, net contains miscellaneous income and expense items associated with non-operating activities of the Company. These items consisted primarily of income from a covenant not to compete, foreign currency translation adjustments associated with the Company's manufacturing operations in Brazil and other miscellaneous items. The covenant not to compete, which was associated with a business sold in 1990, expired in June 1995. Foreign currency translation adjustments related to the Company's Brazilian operations resulted in income of $75,000 in 1995 and expense of $847,000 and $1,040,000 in 1994 and 1993, respectively. Fluctuations associated with foreign currency translation adjustments due to the hyperinflationary economy of Brazil may continue in the future.

    The effective tax rate reported by the Company was 44.4%, 36.1% and a benefit of 119.8% in 1995, 1994 and 1993, respectively. The reasons for the difference between these rates and the statutory Federal income tax rate for those three years is detailed in Note 6 of the Notes to Consolidated Financial Statements.

ELECTRICAL PRODUCTS SEGMENT

    The Electrical Products Segment is comprised of Kuhlman Electric and Coleman Cable, which was acquired by the Company in December 1993. Sales and operating earnings for the Electrical Products Segment are generally affected by the level of domestic economic activity in the consumer, commercial and industrial markets served. Housing starts, commercial and industrial construction, and electrical usage are key indicators of demand for the segment's various electrical products. Additionally, the maintenance and upgrading of established electrical systems creates demand for the segment's transformer products.

    In 1995, the Electrical Products Segment reported record sales and operating earnings. Net sales increased to $243,761,000 in 1995 from $235,274,000 reported in 1994 and $109,458,000 in 1993. Operating earnings for the Electrical Products Segment were $13,639,000 in 1995 compared to $8,611,000 in 1994 and a loss of $6,325,000 in 1993. In 1995, sales and operating earnings increased 4% and 58%, respectively, primarily due to the consistent results reported for wire and cable products and a substantial improvement in the operating performance of the transformer company. In 1994, sales and operating earnings increased substantially over 1993 because of the addition of Coleman Cable in December 1993 and the impact of restructuring the transformer business which began in 1993.

    The improvement in the financial results reported by the Electrical Products Segment in 1995 was due principally to the turnaround in operating performance of Kuhlman Electric. In the early 1990's, there was a significant shift in the buying patterns and purchasing practices of electrical utilities which resulted in lower orders throughout the industry, creating significant price competition on the remaining orders for many transformer products. As a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
KUHLMAN CORPORATION AND SUBSIDIARIES



consequence, the Company initiated a major restructuring program in 1993 which was designed to improve the competitiveness and profitability of Kuhlman Electric. This program, which resulted in restructuring costs of $8,650,000 ($7,705,000 of which related to the transformer company in 1993), included reductions in workforce, redeployment of personnel, elimination of certain unprofitable product lines and actions designed to streamline operations. As a result of these and other actions, some of which carried into the first quarter of 1995, Kuhlman Electric became a more flexible and efficient organization, better able to provide its customers with higher value-added products and services. In 1995, Kuhlman Electric reported steady improvement in its quarterly operating earnings on lower unit sales volumes compared to prior periods. Total sales of transformer products declined approximately 14% in 1995 compared to 1994 and 20% compared to 1993, while operating earnings have almost doubled in 1995 when compared to 1993 (before restructuring costs). Kuhlman Electric had minimal operating earnings in 1994. The decline in sales occurred primarily because of lower shipments of distribution transformers and the discontinuation of certain unprofitable transformer product lines. Unit sales volume of the Company's other major transformer product, power transformers, has increased almost 20% in each of the last two years due to the Company's improved lead times and product quality.

    Net sales and operating earnings for wire and cable products reached record highs in 1995 though margins as a percentage of sales trailed those reported in 1994. Net sales increased 16% in 1995 compared to 1994 primarily due to higher shipments of battery booster cables in late 1995, greater penetration of the electrical distributor channel and to a lesser extent, the impact of the high cost of copper throughout much of 1995. Operating earnings grew nominally in 1995 compared to 1994 due to the higher volumes noted above and better manufacturing efficiencies, partially offset by lower gross margins earned on key products. Gross profit margins were impacted by the softness in the domestic economy, particularly for retail sales and new construction in the first half of 1995, resulting in significant price competition in many of the Company's key wire and cable markets. Gross profit margins improved in the second half of 1995 primarily due to greater demand for certain products, particulary booster cables, and the impact of lower material costs.

INDUSTRIAL PRODUCTS SEGMENT

    The Industrial Products Segment is comprised of Schwitzer, Inc. and Emtec Products Corporation. Profitability in this segment is affected by economic conditions in industrialized and developing regions of the world. Capital expenditures for medium- and heavy-duty trucks, construction and agricultural equipment and other industrial transportation equipment are indirect indicators of demand for the segment's products.

    Net sales and operating earnings in the Industrial Products Segment reached record highs in 1995. Net sales were $181,623,000 in 1995 compared to $160,843,000 and $132,763,000 in 1994 and 1993, respectively. Operating earnings for the Industrial Products Segment increased to $19,541,000 in 1995 from $17,096,000 in 1994 and $9,163,000 in 1993. Operating earnings as a percentage of sales were 10.8%, 10.6% and 6.9% in 1995, 1994, and 1993, respectively. Sales to domestic customers as a percentage of total Industrial Products Segment sales were 66%, 70% and 74% in 1995, 1994 and 1993, respectively.

    Sales and operating earnings increased 13% and 14%, respectively, in 1995 compared to 1994. The improvement was primarily the result of higher sales volumes generated by the strong worldwide demand for turbochargers and other engine and commercial components. The surge in demand came primarily from original equipment manufacturers (OEMs) in the United States and Europe as low interest rates continued to support growth in many economies around the world. Sales to domestic based customers grew 7% in 1995 from 1994 while international sales increased over 27% in the same period. The growth in international sales came primarily in Europe due to greater market penetration of the Company's products. Operating earnings grew $2,445,000 or 14% in 1995 over 1994 while profit margins in 1995 showed modest gains over 1994. The increase in operating margins was primarily due to improved operating efficiencies, the impact of higher sales volume and lower operating expenses as a percentage of sales. Operating margins in the Industrial Products Segment in 1995 were suppressed somewhat by a higher mix of OEM versus aftermarket shipments and higher raw material and production costs for certain products. Operating earnings in 1994 were impacted by one-time charges totaling $2,100,000 for environmental remediation costs and valuation allowances associated with the Rolla, Missouri facility, sold in 1995.

    In 1994, sales and operating earnings for the Industrial Products Segment grew 21% and 87%, respectively, over the results reported in 1993. The growth in sales volume was due primarily to greater demand from OEM and aftermarket customers as market conditions in many parts of the world continued to improve. Domestic sales increased approximately 14% in 1994 compared to 1993 primarily due to improved market conditions for medium- and heavy-duty trucks and agriculture and construction equipment. International sales increased 43% in 1994 compared to 1993 as demand for the Company's products increased dramatically due to strengthening worldwide economies, primarily in Europe and South America, and greater market penetration by the Company's industrial products. The improvement in operating margins was driven by the higher sales volume resulting in better utilization of production capacity, lower manufacturing variances in 1994 due to higher expenses associated with a plant start up in 1993 and lower operating expenses as a percentage of sales.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                           KUHLMAN CORPORATION AND SUBSIDIARIES

SUBSEQUENT EVENT

On February 16, 1996, the Company, through a wholly-owned subsidiary, completed a tender offer for the outstanding shares of Communication Cable, Inc. ("CCI"), a North Carolina corporation traded on NASDAQ . Pursuant to the Company's offer to purchase shares of CCI for $14.00 per share, shareholders of CCI tendered 2,291,800 shares through that date. Kuhlman previously owned 315,703 shares of CCI. As of February 21, 1996, Kuhlman owned 2,607,503 shares or 82.2% of all CCI shares outstanding for an aggregate total cost of approximately $35,873,000. Kuhlman plans to purchase the remaining CCI shares outstanding as soon as practicable. The acquisition of CCI shares was funded primarily through a $40,000,000 increase in the Company's bank credit facility.

    CCI engineers, designs and manufactures a wide variety of low voltage electronic wire and cable products which are marketed to original equipment manufacturers and, through distributors, to a variety of end users, principally in the United States. CCI's products include coaxial, multi-conductor and "category" cables which are used for data, voice and video communication applications by the computer and data processing industries, medical and industrial electronics users, the U.S. Government and associated agencies, and for satellite and other telecommunication applications. Sales and net income for CCI's fiscal year ended October 31, 1995 were $56,256,000 and $2,118,000, respectively.

OUTLOOK FOR 1996

    Over the past three years, Kuhlman Corporation has made significant progress toward its objective of becoming a larger, more diversified organization. Through diversification and size, management believes that Kuhlman will be less dependent on the business cycles of a single economy, industry or product and thus able to provide more consistent and sustainable growth in earnings and cash flow on which to build the Company in the future. Actions, such as the acquisition of Coleman, the merger with Schwitzer and the streamlining of Kuhlman Electric, coupled with a significant capital expenditure program, have made Kuhlman Corporation a larger and more diversified company with greater financial resources. As Kuhlman enters 1996, management believes that the Company is positioned to grow and prosper in its many markets.

    A key objective in 1996 will continue to be to further enhance long-term shareholder value by building a larger, more focused manufacturing organization. Management believes that the addition of CCI will serve to strengthen the Company by expanding its product offering in one of the fastest growing areas of the wire and cable industry, data transmission and telecommunications. Further, management remains optimistic that its acquisition program will continue to provide future growth opportunities. As a consequence of the above actions, management remains cautiously optimistic about the Company's near-term prospects and confident about its long-term future.

CONSOLIDATED STATEMENTS OF INCOME
KUHLMAN CORPORATION AND SUBSIDIARIES


FOR THE YEARS ENDED DECEMBER 31,                               1995         1994         1993
----------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Net sales                                                  $425,384     $396,117     $242,221

Cost of goods sold                                          341,277      320,232      198,923
---------------------------------------------------------------------------------------------
  Gross profit                                               84,107       75,885       43,298
---------------------------------------------------------------------------------------------
Operating expenses:
Selling, engineering, general and administrative             54,946       52,601       31,869
Cost of restructuring                                            --          --         8,650
---------------------------------------------------------------------------------------------
  Total operating expenses                                   54,946       52,601       40,519
---------------------------------------------------------------------------------------------

    OPERATING PROFIT                                         29,161       23,284        2,779

Other income (expense):
Interest expense, net                                        (7,066)      (6,969)      (4,523)
Merger expenses                                              (4,510)          --           --
Other, net                                                      493         (712)         178
----------------------------------------------------------------------------------------------
  Total other income (expense), net                         (11,083)      (7,681)      (4,345)
----------------------------------------------------------------------------------------------

Income (loss) before taxes (benefit) and extraordinary item  18,078       15,603       (1,566)
Taxes (benefit) on income (loss)                              8,034        5,633       (1,876)
----------------------------------------------------------------------------------------------

Income before extraordinary item                             10,044        9,970          310
Extraordinary item (net of tax of $1,175)                    (1,861)          --           --
----------------------------------------------------------------------------------------------

    NET INCOME                                             $  8,183      $ 9,970       $  310
----------------------------------------------------------------------------------------------

Per share amounts:
Income before extraordinary item                           $   0.76      $  0.73       $ 0.02
Extraordinary item, net of tax                                (0.14)          --           --
----------------------------------------------------------------------------------------------

    NET INCOME                                             $   0.62      $  0.73        $0.02
----------------------------------------------------------------------------------------------

Average shares outstanding                                   13,178       13,647       13,484
----------------------------------------------------------------------------------------------


THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
KUHLMAN CORPORATION AND SUBSIDIARIES


DECEMBER 31,                                                            1995          1994
------------------------------------------------------------------------------------------
IN THOUSANDS
Assets
CURRENT ASSETS
Cash and cash equivalents                                            $    581     $  3,036
Accounts receivable, less reserves of $1,442 and $990 at
  December 31, 1995 and 1994, respectively                             55,753       59,892
Inventories                                                            41,833       43,713
Deferred income taxes                                                   4,901        6,071
Prepaid expenses and other current assets                               3,535        5,887
------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                106,603      118,599
------------------------------------------------------------------------------------------

PLANT AND EQUIPMENT
Land                                                                    2,275        2,413
Buildings and leasehold improvements                                   34,802       33,564
Machinery, fixtures and equipment                                     111,175      107,692
Construction in progress                                                2,241        2,668
------------------------------------------------------------------------------------------
                                                                      150,493      146,337

Less-accumulated depreciation and amortization                        (84,244)     (81,587)
------------------------------------------------------------------------------------------
  PLANT AND EQUIPMENT - NET                                            66,249       64,750
------------------------------------------------------------------------------------------
Intangible assets, net of amortization of $2,672 and $1,668 at
  December 31, 1995 and 1994, respectively                             37,201       39,452
Other assets                                                            4,849        6,384
------------------------------------------------------------------------------------------
                                                                     $214,902     $229,185
------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Notes payable                                                        $     --     $  2,000
Current portion of long-term debt                                      10,522        5,878
Accounts payable                                                       28,542       30,624
Accrued liabilities                                                    28,357       30,596
------------------------------------------------------------------------------------------
Total current liabilities                                              67,421       69,098
------------------------------------------------------------------------------------------

LONG-TERM DEBT
Bank debt                                                              60,217       59,253
Other long-term debt                                                    3,436       17,642
------------------------------------------------------------------------------------------
  TOTAL LONG-TERM DEBT                                                 63,653       76,895
------------------------------------------------------------------------------------------
Accrued postretirement benefits                                         8,462        8,943
------------------------------------------------------------------------------------------
Deferred income taxes                                                   1,134        1,033
------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                   140,670      155,969
------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00, 2,000 shares authorized, none issued; Junior participating preferred stock, Series A, no par
  value, 200 shares authorized, none issued                                --           --
Common stock, par value $1.00, 20,000 shares authorized,  13,240
  and 13,100 shares issued at December 31, 1995 and 1994, respectively 13,240       13,100
Additional paid-in capital                                             26,217       25,300
Retained earnings                                                      37,988       36,672
Foreign currency translation adjustments                               (1,911)      (1,813)
Minimum pension liability                                                (382)         (43)
------------------------------------------------------------------------------------------
                                                                       75,157        3,216
Less--treasury stock at cost (72 shares at December 31, 1995)            (920)          --
------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                           74,232       73,216
------------------------------------------------------------------------------------------
                                                                     $214,902     $229,185
------------------------------------------------------------------------------------------


THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE BALANCE SHEETS.
                                                                            25

CONSOLIDATED STATEMENTS OF CASH FLOWS
KUHLMAN CORPORATION AND SUBSIDIARIES


FOR THE YEARS ENDED DECEMBER 31,                                                        1995        1994       1993
-------------------------------------------------------------------------------------------------------------------
IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                          $  8,183   $  9,970   $   310
  Adjustments to reconcile net income to net cash provided by operating activities:
   Extraordinary item, net                                                               1,861         --        --
   Merger expenses                                                                       4,510         --        --
   Depreciation and amortization                                                        11,320     11,207     8,602
   Deferred income taxes, net                                                            3,501      2,435    (1,275)
   Provision for losses on accounts receivable                                           1,211        250       201
   (Gain)loss on sale of assets                                                           (301)       207       588
   Other, net                                                                              368        351      (241)
   Cost of restructuring                                                                    --         --     8,650
   Changes in operating assets and liabilities:(1)
     Accounts receivable                                                                  (885)    (4,885)   (5,977)
     Inventories                                                                        (2,057)     3,719     5,202
     Prepaid expenses and other current assets                                           2,240     (3,536)    1,766
     Accounts payable                                                                    1,049      4,708    (1,377)
     Accrued liabilities                                                                (2,869)    (5,545)   (5,931)
--------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                            28,131     18,881    10,518
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                 (15,200)   (13,048)   (6,091)
  Cash paid for acquired business                                                           --         --    (5,493)
  Proceeds from sales of assets                                                          7,248        346     2,460
--------------------------------------------------------------------------------------------------------------------
   NET CASH USED FOR INVESTING ACTIVITIES                                               (7,952)   (12,702)   (9,124)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in revolving loan facility                                                 (4,160)   (13,941)     (658)
  Proceeds from issuance of long-term debt                                              25,016        685    68,700
  Repayment of long-term debt                                                          (32,108)    (8,259)  (68,410)
  Dividends paid                                                                        (5,814)    (3,640)   (3,530)
  Stock options exercised                                                                  933      1,176     1,825
  Payments for merger and related expenses                                              (5,612)        --        --
  Repurchase of common stock                                                              (920)        --        --
  Restricted cash                                                                           --      1,800    (1,800)
  Payments related to the issuance of debt                                                  --         --    (2,882)
  Other                                                                                    (23)        --        --
---------------------------------------------------------------------------------------------------------------------
   NET CASH USED FOR FINANCING ACTIVITIES                                              (22,688)   (22,179)   (6,755)
---------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                                54         42         4
---------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                                   (2,455)   (15,958)   (5,357)
Cash and cash equivalents, beginning of year                                             3,036     18,994    24,351
---------------------------------------------------------------------------------------------------------------------
  CASH AND CASH EQUIVALENTS, END OF YEAR                                                $  581   $  3,036   $18,994
---------------------------------------------------------------------------------------------------------------------


(1) NET OF THE EFFECTS OF ACQUISITION AND FOREIGN CURRENCY TRANSLATION, WHERE APPLICABLE.

SEE NOTE 10 FOR INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES.

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
KUHLMAN CORPORATION AND SUBSIDIARIES

                                                                                         FOREIGN
                                                COMMON SHARES (1)  ADDITIONAL             CURRENCY     MINIMUM
FOR THE YEARS ENDED                             -----------------   PAID-IN   RETAINED  TRANSLATION   PENSION   TREASURY
DECEMBER 31, 1995, 1994 AND 1993                SHARES    AMOUNT    CAPITAL   EARNINGS   ADJUSTMENT   LIABILITY   STOCK     TOTAL
---------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARES

BALANCE-DECEMBER 31, 1992                    12,633,655   $12,634   $20,658   $33,619    $(2,069)       $  --     $  --   $64,842
---------------------------------------------------------------------------------------------------------------------------------
Net income                                           --        --        --       310         --           --        --       310
Cash dividends declared ($0.60 per share) (2)        --        --        --    (3,565)        --           --        --    (3,565)
Exercise of stock options                       187,249       187     1,638        --         --           --        --     1,825
Issuance of common stock                         93,113        93     1,217        --         --           --        --     1,310
Minimum pension liability                            --        --        --        --         --         (245)       --      (245)
Currency translation adjustment                      --        --        --        --       (290)          --        --      (290)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE-DECEMBER 31, 1993                    12,914,017   $12,914   $23,513 $  30,364    $(2,359)        (245)    $  --   $64,187
---------------------------------------------------------------------------------------------------------------------------------
Net income                                           --        --        --     9,970         --           --        --     9,970
Cash dividends declared ($0.60 per share) (2)        --        --        --    (3,662)        --           --        --    (3,662)
Exercise of stock options                       134,149       134     1,042        --         --           --        --     1,176
Issuance of common stock                         51,435        52       745        --         --           --        --       797
Minimum pension liability                            --        --        --        --         --          202        --       202
Currency translation adjustment                      --        --        --        --        546           --        --       546
---------------------------------------------------------------------------------------------------------------------------------
BALANCE-DECEMBER 31, 1994                    13,099,601   $13,100   $25,300   $36,672    $(1,813)       $ (43)    $  --   $73,216
---------------------------------------------------------------------------------------------------------------------------------
Net income                                           --        --        --     8,183         --           --        --     8,183
Cash dividends declared ($0.60 per share) (2)        --        --        --    (6,867)        --           --        --    (6,867)
Exercise of stock options                       127,130       127       806        --         --           --        --       933
Issuance of common stock                         16,000        16       176        --         --           --        --       192
Repurchase of common stock                           --        --        --        --         --           --      (920)     (920)
Minimum pension liability                            --        --        --        --         --         (339)       --      (339)
Currency translation adjustment                      --        --        --        --        (98)          --        --       (98)
Other                                            (2,943)       (3)      (65)       --         --           --        --       (68)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE-DECEMBER 31, 1995                    13,239,788   $13,240   $26,217   $37,988    $(1,911)       $(382)    $(920)  $74,232
---------------------------------------------------------------------------------------------------------------------------------


(1) SHARES OUTSTANDING WERE 13,167,400, NET OF 72,388 TREASURY SHARES, AT DECEMBER 31, 1995.

(2) DIVIDENDS PER SHARE HAVE NOT BEEN RESTATED TO REFLECT THE SCHWITZER
    MERGER.

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Kuhlman Corporation:


    We have audited the accompanying consolidated balance sheets of Kuhlman Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1995. these financial statements are the responsibility of the Company's management. our responsibility is to express an opinion of these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhlman Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                          ARTHUR ANDERSEN LLP


Louisville, Kentucky

February 6, 1996 (except with respect to the matter discussed in Note 17, as to which the date is February 21, 1996)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Kuhlman Corporation and all majority-owned subsidiaries (the "Company").
Investments of 50% or less in affiliated companies are accounted for under the equity method. All significant intercompany transactions have been eliminated. The consolidated statements of income include the results of an acquired business accounted for under the purchase method of accounting from the date of acquisition. Further information pertaining to the acquisition is presented in Note 3. Acquisition and Divestiture.

    On May 31, 1995, the Company merged Schwitzer, Inc. ("Schwitzer") with a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. The consolidated financial statements for all periods have been restated to present the combined balance sheets and results of operations of both companies as if the merger had been in effect for all periods presented. The consolidated statements of shareholders' equity reflects the accounts of the Company as if the additional common stock had been issued during all periods presented. Certain amounts in the 1994 and 1993 Schwitzer financial statements were reclassified to conform with the presentation used by the Company. Further information pertaining to the merger is presented in Note 2. Merger. In addition, certain amounts in the Company's 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

REVENUE RECOGNITION

    The Company recognizes sales of its products when the products are shipped to customers.

CASH AND CASH EQUIVALENTS

    The Company considers short-term investments with an original maturity of three months or less to be cash equivalents which are reflected at their approximate fair value.

INVENTORIES

    Inventories are stated at the lower of cost or market and are determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) method for domestic inventories. Inventories of foreign operations are determined principally by the first-in, first-out (FIFO) method. Approximately 50% and 53% of the inventories at December 31, 1995 and 1994, respectively, were determined using the LIFO Method. Inventory costs include material, labor and manufacturing overhead.

PLANT AND EQUIPMENT

    Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from 3 to 40 years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. Plant and equipment obtained through the acquisition of a company are recorded at estimated fair value as of the date of acquisition. All additions subsequent to the acquisition date are recorded at cost.

INTANGIBLE ASSETS

    Intangible assets consist primarily of goodwill related to the acquisition of a business. Goodwill is being amortized on a straight-line basis over forty years. In accordance with statement of Financial Accounting Standards (SFAS) NO. 109, "Accounting for Income Taxes," adjustments relating to preacquisition income tax contingencies will result in corresponding adjustments to goodwill. During 1995, the Company reduced goodwill by $725,000 as a result of changes in the status of certain tax contingencies. When factors indicate that goodwill should be evaluated for possible impairment, the company uses an estimate of the related business segment's undiscounted net income over the remaining life of goodwill in measuring whether the goodwill is recoverable. Other intangible assets are amortized to expense using the straight-line method over three to six years.

LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No.
121). This standard establishes accounting standards for evaluating the potential impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company plans to adopt the provisions of SFAS No. 121 in the first quarter of 1996 and does not expect that adoption will have a material impact on its financial position or results of operations.

ENGINEERING

    Engineering expenses include activities associated with product development, the application of products to specific customer needs, and ongoing efforts to refine and enhance existing products. These costs are expensed as incurred and totaled approximately $6,745,000, $7,574,000 and $6,632,000 in 1995, 1994 and 1993, respectively.

                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          KUHLMAN CORPORATION AND SUBSIDIARIES

ENVIRONMENTAL REMEDIATION AND COMPLIANCE

    Environmental liabilities for remediation costs are accrued based on estimates of known environmental remediation exposures. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Liabilities are recognized for remedial activities when they can be reasonably estimated. Environmental compliance costs, which include maintenance and operating costs with respect to pollution control equipment, cost of ongoing monitoring programs and similar costs, are expensed as incurred. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

FOREIGN CURRENCY TRANSLATION

    A subsidiary of the Company has foreign subsidiaries located in the United Kingdom (U.K.) and Brazil. Financial data of the U.K. subsidiary is translated into U.S. dollars at current exchange rates and translation adjustments are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses of the U.K. subsidiary are credited or charged to income as they occur.

    The Brazilian subsidiary operates in a hyperinflationary economy. Accordingly, financial data stated in Brazilian currencies are remeasured into U.S. dollars at both current (monetary items) and approximate historical (non-monetary items) exchange rates, and the resulting adjustments are charged or credited to income. Transaction adjustments included in Other, net on the consolidated statements of income were income of $75,000 in 1995, and losses of $847,000 and $1,040,000 in 1994 and 1993, respectively. The transaction adjustments for 1995, 1994 and 1993 are stated net of imputed interest income (expense) of $390,000, $(589,000) and $749,000, respectively, realized on net monetary assets and liabilities.

INCOME TAXES

    The provision for income taxes includes Federal, state and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and Liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely. Based upon current tax rates and the level of undistributed earnings of the foreign subsidiaries, it is anticipated that no significant net additional taxes would be incurred if the accumulated earnings at December 31, 1995 were distributed.

FINANCIAL INSTRUMENTS AND HEDGING

    Certain financial instruments are used to hedge risk caused by fluctuating commodity prices and interest rates. The Company enters into futures or option contracts to hedge price fluctuations for commodities used in the manufacture of its products. The terms of the contracts are consistent with the terms of the underlying transaction they are designed to hedge. As a result, gains or losses on the transactions included in the Company's results of operations offset losses and gains of the underlying transactions being hedged.

    In addition, the Company uses interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differential to be paid or received under these agreements is accrued as interest rates change and is recognized in interest expense consistent with the terms of the agreements. The counterparty to the interest rate swap agreements is a major financial institution. The possibility of credit loss from counterparty non-performance is remote and not anticipated.

PER SHARE INFORMATION

    Earnings per share amounts are based on the weighted average number of common shares outstanding during each year, as adjusted for all materially dilutive common equivalent shares. Common equivalent shares, which include stock options and warrants, were determined under the treasury stock method. There was no materially dilutive effect of common stock equivalents in 1995. Shares used in the per share calculation in 1994 and 1993 were 13,647,000 and 13,484,000, which included 638,000 and 672,000 shares, respectively, resulting from the dilutive effects of common stock equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 2. MERGER

    On May 31, 1995, the Company merged Schwitzer, a New York Stock Exchange listed company, with a wholly-owned subsidiary of the Company. The merger was accounted for under the pooling of interests method of accounting. Schwitzer designs, manufactures and markets turbochargers, fan drives, cooling fans and crankshaft vibration dampers for enhancing the efficiency of diesel and gasoline engines. As provided for in the merger agreement, each share of Schwitzer common stock was converted into 0.9615 share of the Company's common stock, resulting in the Company issuing approximately 6,980,000 shares of stock. Transaction expenses and other charges related to the merger totaled approximately $5,600,000 net of tax ($0.43 per share), including $1,861,000 related to the refinancing of substantially all of Schwitzer's domestic debt ("Merger Expenses"). These costs were charged to expense in the quarter ended June 30, 1995.

    In accordance with the pooling of interests method of accounting, the Company's financial statements have been restated for all periods presented to include the results of Schwitzer. Operating results for the Company and Schwitzer for the period ended March 31, 1995, and the years ended December 31, 1994 and 1993, prior to restatement, are presented as the following:



                                      THREE MONTHS ENDED       YEAR ENDED DECEMBER 31,
                                       MARCH 31, 1995              1994        1993
---------------------------------------------------------------------------------------

Net sales:
   Kuhlman                                $ 61,031               $242,846    $118,097
   Schwitzer                                45,895                153,271     124,124
---------------------------------------------------------------------------------------
   Combined                               $106,926               $396,117    $242,221
---------------------------------------------------------------------------------------
Net income(loss):

   Kuhlman                                $    715               $  1,617    $ (2,998)
   Schwitzer                                 2,833                  8,930       2,530
   Adjustment to valuation allowance(1)         --                   (577)       (511)
   SFAS No. 106 adjustment(2)                   --                     --       1,289
---------------------------------------------------------------------------------------
   Combined                               $  3,548               $  9,970    $    310
---------------------------------------------------------------------------------------


(1) THE TAX PROVISIONS IN 1994 AND 1993 FOR THE COMBINED COMPANY WERE ADJUSTED TO REFLECT CHANGES IN THE VALUATION ALLOWANCE UNDER SFAS NO. 109 AS IF THE COMPANIES HAD BEEN COMBINED DURING THOSE PERIODS.

(2) THE CUMULATIVE EFFECT OF ACCOUNTING CHANGES RELATED TO POSTRETIREMENT BENEFITS WAS ADJUSTED TO RESTATE THE COMPANY'S TRANSITION PERIOD FOR ADOPTION OF SFAS NO. 106 AS A RESULT OF THE MERGER.

NOTE 3. ACQUISITION AND DIVESTITURE

ACQUISITION

    On December 15, 1993, the Company acquired all of the outstanding stock of Coleman Holding Company ("Coleman") for $8,993,000. The acquisition was funded by cash of the Company. Coleman is a fully-integrated manufacturer and distributor of a broad range of electrical and electronic wire and cable products to diverse markets, principally in the United States. Coleman's manufacturing plants are located in Illinois.

    The acquisition has been accounted for by the purchase method of accounting and accordingly, the net assets and results of operations for Coleman are included in the Company's Consolidated Financial Statements from the date of acquisition. The fair value of the assets acquired, including goodwill, was $97,863,000, with liabilities assumed of $92,370,000. Cash paid for the acquisition, net of cash acquired, was $5,493,000. The purchase price has been allocated to the assets and liabilities of Coleman based on estimated fair values. At the acquisition date, the purchase price and expenses associated with the acquisition exceeded the fair value of Coleman's net assets by approximately $38,398,000 which was assigned to goodwill. Amortization of the excess purchase price is made over a period not to exceed forty years. Subsequent to the acquisition, the Company refinanced approximately $63,363,000 of Coleman's outstanding debt and certain related fees through bank borrowings. See Note 4 of the Notes to Consolidated Financial Statements.

    The following unaudited pro forma information combines the consolidated results of operations of the Company and Coleman as if the acquisition had occurred on January 1, 1993:


IN THOUSANDS                                                      1993
-----------------------------------------------------------------------
Net sales                                                      $354,243
Net income                                                     $  2,493
Net income per share                                           $   0.18
-----------------------------------------------------------------------


    The pro forma operating results include each company's results of operations for the indicated year with the adjusted depreciation and amortization on plant and equipment, amortization of goodwill, along with other relevant adjustments to reflect fair market value required using the purchase method of accounting. Interest expense on Coleman's outstanding indebtedness was adjusted to reflect the improved creditworthiness of the Company.

    The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the period presented and is not intended to be a projection of future results or trends.

DIVESTITURE

    In the fourth quarter of 1995, Coleman sold the net assets of its subsidiary, Nehring Electrical Works Company ("Nehring"), for approximately book value. Coleman received approximately $6,509,000 in cash plus a $1,500,000 note for the net assets of Nehring. In 1995, Nehring had sales of approximately $41,800,000, minimal operating earnings, and total assets of $10,500,000.

                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 4. SHORT-TERM AND LONG-TERM DEBT

    On December 15, 1993, in conjunction with the Coleman acquisition, the Company entered into a credit agreement with a group of banks that provided a $38,000,000 term loan and a $40,000,000 revolving loan facility which mature on December 31, 1999. Subsequent to the merger with Schwitzer on May 31, 1995, the Company increased its availability under the revolving loan facility to $53,000,000 and increased the term loan facility to $47,000,000 in order to refinance substantially all of Schwitzer's domestic debt.

    Under the terms of the credit agreement, the Company must pay a commitment fee at an annual rate ranging from 3/20 of 1% to 3/8 of 1%, depending on certain financial ratios, on the average daily unused portion of the revolving loan facility. Interest rates on amounts borrowed vary and are based on either the London Interbank Offered Rate ("LIBOR") plus .375-2.0%, depending on certain financial ratios, or a Prime (base) rate plus up to .75% option selected by the Company at the time of borrowing. At December 31, 1995, the Company had approximately $33,900,000 outstanding under the revolving loan facility at an average interest rate of 7.0%. The Company is not required to repay any borrowings under the revolving credit facility before December 31, 1999. At December 31, 1995, $34,000,000 of term debt was outstanding and carried an average interest rate of 7.1%.

    The credit agreement of the Company contains various warranties and covenants pertaining to among others, the maintenance of net worth, compliance with certain financial ratios, restrictions on certain payments including dividends and the incurrence of additional indebtedness. Under the most restrictive of these provisions, $2,526,000 of the Company's consolidated retained earnings at December 31, 1995, was free of any restriction as to the payment of dividends. As of December 31, 1995, borrowings under the Company's credit agreement were generally secured by substantially all of the assets of the Company, except for those specific assets related to certain industrial revenue bonds and capital lease obligations.

    A foreign subsidiary of Schwitzer is party to a variable rate loan facility which is denominated in sterling. Interest on this facility is payable quarterly at variable rates. The average interest rate on this facility at December 31, 1995 was 8.1%. This variable rate facility also contains certain financial covenants, including minimum tangible net worth requirements of the foreign subsidiary of Schwitzer.

    At December 31, 1995, the Company had unused availability under its credit agreements of approximately $18,495,000.

    At December 31, 1995 and 1994, long-term debt consisted of the following:


IN THOUSANDS                                                 1995         1994
------------------------------------------------------------------------------
Variable rate notes supported by revolving and term
 loan agreement with banks, maturing through 1999         $ 67,900     $64,750

Fixed rate notes payable to an institutional
 lender, rate of 10.21%                                         --      14,407

Variable rate loan facility supported by revolving
 and term loan agreements with a bank, denominated
 in sterling, maturing in 1995 to 1997                       1,965       1,718

Obligations under capital leases, interest rates
 ranging from 8% to 19% (See Note 5)                         2,132       2,231

Miscellaneous other long-term debt, rates up to 12%,
 payable in various amounts through 2011                     2,178       1,667
------------------------------------------------------------------------------
                                                            74,175      84,773
Less - current portion                                     (10,522)     (7,878)
------------------------------------------------------------------------------
                                                          $ 63,653     $76,895
------------------------------------------------------------------------------


The minimum scheduled principal payments on long-term debt outstanding at December 31, 1995 are as follows:


IN THOUSANDS
------------------------------------------------------------------------------
1996                                                                   $10,522
1997                                                                     9,864
1998                                                                     9,809
1999                                                                    41,117
2000                                                                       177
Thereafter                                                               2,686
------------------------------------------------------------------------------
Total minimum scheduled principal payments                             $74,175
------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES


NOTE 5. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases certain of its buildings, machinery and equipment under operating lease agreements which expire at various dates substantially over the next seven years.

    The following is a summary of rent expense under all operating leases:


IN THOUSANDS               1995                      1994               1993
----------------------------------------------------------------------------
Minimum rentals         $ 3,171                   $ 3,229            $ 1,621



Minimum future rental payments under noncancelable operating leases for each of the next five years and in the aggregate are as follows:


IN THOUSANDS
----------------------------------------------------------------------------
1996                                                                $  2,591
1997                                                                   2,257
1998                                                                   1,879
1999                                                                   1,716
2000                                                                   1,406
Subsequent to 2000                                                     1,434
----------------------------------------------------------------------------
Total minimum rental payments                                       $ 11,283
----------------------------------------------------------------------------



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


    At December 31, 1995 and 1994, property under capital leases included with plant and equipment in the accompanying consolidated balance sheet is as follows:


IN THOUSANDS                                        1995                1994
----------------------------------------------------------------------------
Building and improvements                           $ 2,360          $ 2,360
Machinery and equipment                                 247              384
----------------------------------------------------------------------------
                                                      2,607            2,744
Less-accumulated depreciation                          (964)            (879)
----------------------------------------------------------------------------
Plant and equipment, net                            $ 1,643          $ 1,865
----------------------------------------------------------------------------


    Minimum future lease payments under capital leases as of December 31, 1995 are as follows:


IN THOUSANDS
----------------------------------------------------------------------------
1996                                                                 $   356
1997                                                                     347
1998                                                                     347
1999                                                                     347
2000                                                                     347
Subsequent to 2000                                                     2,981
----------------------------------------------------------------------------
Total minimum lease payments                                         $ 4,725
Less-amounts representing interest                                    (2,593)
----------------------------------------------------------------------------
Present value of net minimum lease payments                            2,132
Less-current portion                                                     (66)
----------------------------------------------------------------------------
Long-term obligations under capital leases                           $ 2,066
----------------------------------------------------------------------------


    Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.

ENVIRONMENTAL MATTERS

    The Company has accrued for certain investigatory and noncapital environmental remediation costs consistent with the policy set forth in Note 1. These costs are accrued on the balance sheet and are not significant.
Based on the information currently available, management does not expect that any sums that may have to be paid in connection with these environmental matters would have a materially adverse effect on the consolidated financial position or results of operations of the Company.

LEGAL MATTERS

    The Company is involved in various legal matters. In the opinion of management, the outcome of these current matters will not have a materially adverse effect on the consolidated financial position or results of operations of the Company.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 6. INCOME TAXES

    Income (loss) before taxes (benefits) and extraordinary item was as follows:



IN THOUSANDS                      1995             1994                 1993
----------------------------------------------------------------------------
Domestic                      $  13,270         $  11,270           $ (2,919)
Foreign                           4,808             4,333              1,353
----------------------------------------------------------------------------
                              $  18,078          $ 15,603           $ (1,566)
----------------------------------------------------------------------------


    The provision (benefit) for income taxes consisted of the following:


IN THOUSANDS                      1995             1994                 1993
----------------------------------------------------------------------------
Current:
    Federal                     $ 3,784          $ 1,388             $  (441)
    State                           630              280                (306)
    Foreign                       1,680            1,750                 566
----------------------------------------------------------------------------
                                $ 6,094          $ 3,418             $  (181)
----------------------------------------------------------------------------
Deferred:
    Federal                     $ 1,738          $ 2,393             $(1,373)
    State                           204              305                (281)
    Foreign                          (2)            (483)                (41)
----------------------------------------------------------------------------
                                  1,940            2,215              (1,695)
----------------------------------------------------------------------------
Total                           $ 8,034          $ 5,633             $(1,876)
----------------------------------------------------------------------------


    The effective income tax provision(benefit) differs from the amount calculated using the statutory United States Federal income tax rate, principally due to the following:


IN THOUSANDS                              1995                1994                1993
------------------------------------------------------------------------------------------------
                                              PERCENTAGE          PERCENTAGE           PERCENTAGE
                                              OF INCOME           OF INCOME            OF INCOME
                                               BEFORE              BEFORE               BEFORE
                                      AMOUNT   TAXES      AMOUNT    TAXES      AMOUNT    TAXES
------------------------------------------------------------------------------------------------

Statutory United States
    Federal income tax               $ 6,147   34.0%     $ 5,305    34.0%   $   (533)   (34.0%)
State income taxes, net of
    Federal income tax effect            550    3.0          359     2.3         (96)    (6.1)
Additional taxes provided                 --     --          490     3.1      (1,486)   (94.9)
Amortization of goodwill                 332    1.8          326     2.1          --       --
Effect of foreign subsidiaries            75    0.4         (403)   (2.6)         64      4.0
Merger costs                             949    5.3           --      --          --       --
Other                                    (19)  (0.1)        (444)   (2.8)        175     11.2
------------------------------------------------------------------------------------------------
                                     $ 8,034   44.4%      $ 5,633   36.1%   $ (1,876)  (119.8%)
------------------------------------------------------------------------------------------------


    The net deferred tax asset recognized in the consolidated statements of financial position as of December 31, 1995 and 1994, consists of the following (in thousands):


                                                    1995                1994
----------------------------------------------------------------------------
Total deferred tax assets                        $  11,053        $  14,180
Total deferred tax liabilities                      (5,972)          (7,142)
----------------------------------------------------------------------------
Net deferred tax assets                          $   5,081        $   7,038
----------------------------------------------------------------------------



    The significant components of the provision(benefit) for deferred income taxes, resulting from differences in the timing of recognition of income and expenses for income tax and financial reporting purposes, consist of the following:


IN THOUSANDS                        1995           1994                 1993
----------------------------------------------------------------------------
Net operating loss carryforwards  $  425         $   67              $ 1,119
Restructuring costs                 (326)         1,342               (1,560)
Depreciation                          47           (540)                (291)
Compensation, benefits & pensions    566           (407)                (267)
Warranty & other sales accruals      129            443                 (242)
Additional taxes provided             --            490               (1,486)
Inventory reserves & valuation        40            312                    6
Postretirement benefits              217            309                  323
Environmental reserve                490           (524)                  --
Bad debt reserves                   (184)           261                  102
Purchase price premium              (209)           (76)                  --
Other, net                           745            538                  601
----------------------------------------------------------------------------
Total                             $1,940         $2,215              $(1,695)
----------------------------------------------------------------------------


    The tax effect of each temporary difference and carryforward that gives rise to significant deferred tax assets and deferred tax liabilities as of December 31, 1995 and 1994, respectively, are as follows (in thousands):



                                                    1995                1994
----------------------------------------------------------------------------
Accumulated tax depreciation of
    property and equipment in excess
    of accumulated book depreciation            $ (4,445)           $ (4,502)
Purchase price premium in inventory               (1,543)             (1,752)
Net operating loss carryforwards                   1,729               2,202
Inventory reserves                                   775                 638
Warranty and other sales accruals                  1,026               1,155
Restructuring costs                                   38                 532
Postretirement benefits                            3,830               4,047
Environmental reserve                                 34                 524
Accrued employee benefits                          2,053               2,771
Bad debt reserves                                    643                 459
Miscellaneous accruals                               941                 964
----------------------------------------------------------------------------
                                                $  5,081            $  7,038
----------------------------------------------------------------------------


    One of the company's wholly-owned subsidiaries has available net operating losses which expire as follows (in thousands):



2004                                                                 $ 4,095
2005                                                                     455
----------------------------------------------------------------------------
                                                                     $ 4,550
----------------------------------------------------------------------------


    The application of these net operating loss carryforwards against future taxable income is limited under the provisions of Internal Revenue Code
Section 482 to $455,000 per taxable period. Management expects that the full amount of these carryforwards will be utilized over the next ten years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES


NOTE 7. EMPLOYEE BENEFIT PLANS

EMPLOYEE RETIREMENT PLANS

    The Company has various employee retirement plans which provide pension benefits to substantially all of its employees. Defined benefit plans provide benefits of stated amounts based on an employee's years of service and for certain plans, compensation for a specified period of time before retirement.

    The total expense under these plans amounted to $1,556,000 in 1995, $1,686,000 in 1994 and $2,239,000 in 1993. Pension expense for the defined benefit plans in 1995, 1994 and 1993 is comprised of the following elements:


IN THOUSANDS                        1995           1994                 1993
----------------------------------------------------------------------------
Current service cost            $  1,576       $  1,669             $  1,662
Interest on projected
 benefit obligations               2,008          1,878                1,957
(Return) loss on assets           (3,151)           933               (1,264)
Gain due to curtailment               --           (138)                  --
Net amortization and deferral      1,123         (2,656)                (116)
----------------------------------------------------------------------------
                                $  1,556       $  1,686             $  2,239
----------------------------------------------------------------------------


    The Company's funding policy is to make annual contributions required by applicable regulations, which may, from time to time, exceed the Internal Revenue Service deductibility limits by immaterial amounts. The Company annually contributes to the defined benefit plans amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets consist substantially of investments in pooled funds which are comprised primarily of equity securities, U.S. Government securities, corporate bonds and investments in short-term investment funds.


    The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31, 1995 and 1994:


IN THOUSANDS                                   1995                           1994
-------------------------------------------------------------------------------------------
                                    ACCUMULATED     ASSETS         ACCUMULATED     ASSETS
                                      BENEFITS      EXCEED           BENEFITS      EXCEED
                                       EXCEED     ACCUMULATED        EXCEED     ACCUMULATED
                                       ASSETS       BENEFITS         ASSETS       BENEFITS
-------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested                             $3,216       $17,578       $  13,563        $4,503
    Nonvested                             707         1,138           1,476           347
-------------------------------------------------------------------------------------------
Accumulated benefit
  obligations                           3,923        18,716          15,039         4,850
Effects of salary progression              --         5,879           2,061         2,692
-------------------------------------------------------------------------------------------
Projected benefit obligations           3,923        24,595          17,100         7,542
Plan assets at fair value               2,889        22,649          13,411         7,721
-------------------------------------------------------------------------------------------
Plan assets over/(under)
  projected benefit
  obligations                         $(1,034)      $(1,946)      $  (3,689)       $  179
Unrecognized transition
  (asset) liability                       (76)          319            (477)          132
Unrecognized net loss                     551         1,852           1,734           898
Unrecognized prior service
  cost                                    580           669             785           439
Other                                      --            --              --          (164)
Adjustment to recognize
  minimum liability                    (1,130)           --            (614)           --
-------------------------------------------------------------------------------------------
(Accrued) prepaid
  pension expense                     $(1,109)       $  894       $  (2,261)       $1,484
-------------------------------------------------------------------------------------------
Intangible asset                      $   498        $   --       $     543        $   --
Pre-tax reduction to
  shareholders' equity                $   632        $   --       $      71        $   --





    The assumptions used as of December 31, 1995, 1994 and 1993 in determining pension expense and funded status information shown above are as follows:


                                  1995             1994                 1993
----------------------------------------------------------------------------
Discount rate                     7.5%           7.5-8.7%            7.2-8.5%
Rate of salary
  progression                     4.2%           4.2-5.0%            4.2-6.0%
Long-term rate
  of return on assets             9.7%           8.0-9.7%            9.0-9.7%


    In addition to providing pension benefits, the Company and certain operating subsidiaries provide savings plans for management and other employees. The plans provide for matching contributions based on the terms of such plans to the accounts of plan participants. The Company and its operating subsidiaries expensed $664,000, $377,000 and $397,000 in the years ended December 31, 1995, 1994 and 1993, respectively, related to these savings plans.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            KUHLMAN CORPORATION AND SUBSIDIARIES


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company charges the cost of postretirement benefits other than pensions to earnings during the active service period of its employees.

    Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components (in thousands):


                                    1995             1994               1993
----------------------------------------------------------------------------
Service cost-benefits
  attributed to service
  during the period               $   80           $   94             $  117
Interest cost on accumulated
  postretirement benefit
  obligation                         968              894                971
Net deferral and amortization         26               28                 --
----------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                    $1,074           $1,016             $1,088
----------------------------------------------------------------------------



    The amounts recognized in the Company's consolidated balance sheet at December 31, 1995 and 1994 were as follows (in thousands):



                                                       1995             1994
----------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
    Retirees                                         $11,326         $11,422
    Fully eligible active plan
      participants                                       442             363
----------------------------------------------------------------------------
    Fully eligible                                    11,768          11,785
    Other active plan participants                     1,481             946
----------------------------------------------------------------------------
Accumulated benefit obligation                        13,249          12,731
Unrecognized net loss                                 (3,019)         (1,855)
----------------------------------------------------------------------------
Postretirement liability recognized
  in financial statements                            $10,230         $10,876
----------------------------------------------------------------------------



    The accumulated postretirement obligation was determined using a discount rate of approximately 7.5%. An increase of approximately 10% in per capita claims cost was assumed for 1996. The assumption provides for this rate to decline by 1% per year through 2000 and then remain constant at 5.5% thereafter.

    A 1% increase in the health care cost trend rate would increase the estimated accumulated postretirement benefit obligation as of December 31, 1995 by approximately $938,000. The impact on net periodic cost is minimal. The Company's postretirement benefit plans are unfunded.

SEVERANCE AGREEMENTS

    The Company maintains a severance policy applicable to certain of its executive officers. The severance policy provides that if an executive officers' employment is terminated, the executive's base pay, medical and dental coverage, health and accident insurance, and disability and group life insurance will be continued for a period of up to twenty-four months, subject to certain conditions. The aggregate maximum commitment under the executive severance policy should all four covered employees be terminated is up to approximately $2,800,000.

NOTE 8. COST OF RESTRUCTURING

    In 1993, the Company recorded a restructuring charge of $8,650,000 ($5,304,000 net of tax benefits or $0.39 per share). The restructuring charge was for actions implemented by the Company to reduce its cost structure and to improve its operating efficiencies, primarily at its Kuhlman Electric subsidiary. The charge included $5,281,000 for severance, pension and other personnel costs primarily related to reductions in the salaried and hourly workforce, $1,468,000 for the writedown and disposal of operating assets due to the elimination of unprofitable product lines, $1,735,000 for the implementation of programs to streamline operations and $166,000 for other writeoffs. In 1993, the Company made cash outlays of $4,143,000 and recognized asset writedowns of $1,225,000 related to the restructuring program. In 1994, the Company made cash outlays of $3,282,000 related to the restructuring program.

NOTE 9. OTHER, NET

    Other, net for the years ended December 31, 1995, 1994 and 1993 consisted of the following:



IN THOUSANDS                        1995             1994               1993
----------------------------------------------------------------------------
Covenant not to compete        $     624         $  1,250          $   1,250
Foreign currency
  translation adjustments             75             (847)            (1,040)
Expenses of a
  terminated merger                   --             (530)                --
Miscellaneous                       (206)            (585)               (32)
----------------------------------------------------------------------------
                               $     493         $   (712)         $     178
----------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES


NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION

    Cash payments for interest and net cash payments for income taxes are as follows:



IN THOUSANDS                        1995             1994               1993
----------------------------------------------------------------------------
Interest                        $  6,743          $ 7,642           $  5,342
Income taxes, net of refunds    $  1,726          $ 3,600           $ (1,316)



SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

    In 1994, the Company issued 28,169 shares of its common stock to an executive in a non-cash transaction. The shares vested after a one-year period. The fair market value of the stock at the time of issuance was approximately $500,000 and approximately $375,000 of this amount was charged to expense during 1994 and the balance in 1995.

    In 1995, 1994, and 1993, the Company issued 16,000, 10,816 and 11,585 shares of its common stock, respectively, under the 1993 Non-Employee Directors Stock Plan in non-cash transactions. The fair market value of the stock at the time of issuance was $192,000, $192,000 and $168,000, respectively, and these amounts were amortized to expense over the one-year term of the grants.

    In 1993, the Company issued 50,000 shares of its common stock to an executive in a non-cash transaction. The fair market value of the stock at the time of issuance was $750,000, and this amount was charged to expense during 1993.

    In 1993, the Company issued 19,047 shares of its common stock to an executive in lieu of a cash bonus. The fair market value of the stock at the time of issuance was approximately $300,000, and this amount was charged to expense during 1993.

    See Note 3. Acquisition and Divestiture and Note 8. Cost of Restructuring to the Notes to Consolidated Financial Statements for additional supplemental information on non-cash investing and financing activities.

NOTE 11. SHAREHOLDERS' EQUITY AND OTHER STOCK INFORMATION

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

STOCK REPURCHASE

    In August 1995, the Board of Directors authorized the repurchase of up to $1,000,000 of the Company's "odd-lot" common shares on the open market; odd-lots are defined as blocks of less than 100 shares of the Company's stock held by a single individual, trust or institution. The program was instituted to reduce the Company's administrative costs related to the odd-lot shares. The repurchase of shares was accounted for under the cost method. In the fourth quarter of 1995, the Company repurchased 72,388 of its common shares at an aggregate cost of $920,000, including expenses of the program.

COMMON STOCK OPTIONS, STOCK GRANTS AND STOCK APPRECIATION RIGHTS

    The 1994 Stock Option Plan was approved by shareholders of the Company on May 31, 1995. The plan provides for the granting of up to 500,000 options to purchase common shares to officers and key employees of the Company. All options under the 1994 Plan are granted at prices equal to the market value at the date of grant and may be exercised up to ten years from that date. As of December 31, 1995, there were 213,663 options available for grant under the 1994 Plan.

    The Company maintains three other employee stock option plans, a 1983, a 1986 and a 1989 Stock Option Plan, for the granting of options to officers and key employees of the Company. All options under the 1983 Plan and the 1986 Plan were granted at prices equal to the market value at the date of grant and may be exercised up to ten years from that date. The 1983 Plan and the 1986 Plan expired in 1992 and 1995, respectively, except to the extent that options were outstanding. In conjunction with the merger with Schwitzer in May, 1995, the Company assumed the outstanding stock options under the 1989 Plan, subject to the conversion ratio specified in the merger agreement. The 1989 Plan provides for the granting of options to officers and key employees of Schwitzer at the market value of shares at the date of grant. Subsequent to the merger, no additional options will be granted under the 1989 Plan.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            KUHLMAN CORPORATION AND SUBSIDIARIES



    In 1993, the Board of Directors adopted, and the shareholders approved the 1993 Non-Employee Directors Stock Plan ("New Directors Plan"). Pursuant to the New Directors Plan, each non-employee director receives annually a number of shares equal to an aggregate fair market value of $24,000 concurrent with the meeting of the Board of Directors held each year following the Annual Meeting of Stockholders. A total of 36,599 shares were available for grants as of December 31, 1995. With the adoption of the 1993 New Directors Plan, the 1988 Stock Option Plan for Non-Employee Directors was terminated, except to the extent that options were outstanding.

    The following table summarizes the transactions pursuant to the company's stock option plans for the three-year period ended December 31, 1995:


                                         NUMBER OF                    OPTION
                                            SHARES                    PRICES
----------------------------------------------------------------------------
IN THOUSANDS, EXCEPT OPTION PRICES

Options outstanding at
  December 31, 1992                         1,232           $ 4.81 to $16.90
----------------------------------------------------------------------------
    Granted                                   364           $ 7.02 to $16.13
    Exercised                                (203)          $ 4.81 to $15.63
    Expired or terminated                     (50)          $ 4.81 to $16.90
----------------------------------------------------------------------------
Options outstanding at
  December 31, 1993                         1,343           $ 4.81 to $16.90
----------------------------------------------------------------------------
    Granted                                   383           $ 9.75 to $17.75
    Exercised                                (137)          $ 4.81 to $15.63
    Expired or terminated                     (40)          $ 4.81 to $16.90
----------------------------------------------------------------------------
Options outstanding at
  December 31, 1994                         1,549           $ 4.81 to $17.75
----------------------------------------------------------------------------
    Granted                                   382           $ 8.45 to $12.88
    Exercised                                (134)          $ 4.81 to $12.32
    Expired or terminated                    (225)          $12.25 to $17.00
----------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
  DECEMBER 31, 1995                         1,572           $ 4.81 TO $17.75
----------------------------------------------------------------------------
EXERCISABLE AT
  DECEMBER 31, 1995                         1,420
----------------------------------------------------------------------------


    In 1994, the Company adopted the 1994 Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan provides for discretionary grants to key employees of cash-only stock appreciation rights in shares of the Company's common stock. Each Stock Appreciation Right ("SAR") measures the change in value of a share of the Company's common stock from the date of grant to the date of exercise. Unearned compensation, representing changes in the market value of the SAR, will be charged to income in the period incurred. A total of 1,500,000 SARs are authorized to be granted under the SAR Plan. As of December 31, 1995, 151,000 SARs with a basis of $13.88 had been awarded and were outstanding under the SAR Plan.

WARRANTS

    The Company issued detachable warrants to a former lender of Schwitzer. The warrants give the holder the right to purchase 480,750 shares, in the
aggregate, of the Company's common   stock at an exercise price of $8.32 per
share, subject to certain  conditions.

    The Company has the right, subject to certain conditions, to repurchase the warrants, which expire on April 15, 2002.

NOTE 12. INVENTORIES

    Inventories at December 31, 1995 and 1994 consisted of the following:


IN THOUSANDS                                  1995                      1994
----------------------------------------------------------------------------

FIFO cost:
Raw materials                            $  20,630                $   17,333
Work-in-progress                             7,359                     8,262
Finished products                           16,276                    21,677
----------------------------------------------------------------------------
                                            44,265                    47,272
Excess of FIFO over LIFO cost               (2,432)                   (3,559)
----------------------------------------------------------------------------
                                         $  41,833                $   43,713
----------------------------------------------------------------------------
----------------------------------------------------------------------------


NOTE 13. ACCRUED LIABILITIES

    Accrued liabilities at December 31, 1995 and 1994 consisted of the following:


IN THOUSANDS                                  1995                      1994
----------------------------------------------------------------------------
Salaries, wages and employee benefits     $  13,891                $  14,396
Warranty related accruals                     2,554                    3,573
Dividends payable                             1,975                      922

Other                                         9,937                   11,705
----------------------------------------------------------------------------
                                          $  28,357                $  30,596
----------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES



NOTE 14. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

    The Company's operations are organized into two business segments which are defined as Electrical Products and Industrial Products. The Electrical Products Segment manufactures and markets distribution, power and instrument transformers for domestic electrical utilities and certain industrial users; and electrical and electronic wire and cable products to consumer, commercial and industrial users in North America. The Industrial Products Segment designs, produces and markets various industrial products, including turbochargers, fan drives, cooling fans and crankshaft vibration dampers for enhancing the efficiency of diesel and gasoline engines used in medium- and heavy-duty trucks, agricultural, construction and other industrial applications. In addition, operations in this segment manufacture and distribute a variety of springs and metal parts used by other manufacturers in their products or production processes. Approximately two-thirds of the Industrial Products Segment's sales are made to domestic customers with the balance sold throughout the world.

    Net sales represent shipments to unaffiliated customers. Operating earnings for each segment includes all costs and expenses directly related to the segment before financing charges or corporate allocations. Corporate items principally represent general and administrative costs. Identifiable assets are those used in the operations of each business or geographic segment. Corporate assets consist primarily of property and equipment.

    The Company's operations by business segment and geographic area for the years ended December 31, 1995, 1994 and 1993, are as follows:

FINANCIAL DATA BY BUSINESS SEGMENT



IN THOUSANDS                          1995            1994            1993
----------------------------------------------------------------------------

NET SALES (1)
Electrical                          $243,761       $ 235,274       $ 109,458
Industrial                           181,623         160,843         132,763
----------------------------------------------------------------------------
                                    $425,384       $ 396,117       $ 242,221
----------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES (BENEFIT) AND
EXTRAORDINARY ITEM
Electrical(2)                       $ 13,639       $   8,611       $  (6,325)
Industrial                            19,541          17,096           9,163
----------------------------------------------------------------------------
Operating earnings(3)                 33,180          25,707           2,838
Corporate(2)                          (4,156)         (3,855)         (1,931)
Interest expense, net                 (7,066)         (6,969)         (4,523)
Merger expenses                       (4,510)             --              --
Unallocated                              630             720           2,050
----------------------------------------------------------------------------
                                    $ 18,078       $  15,603       $  (1,566)
----------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Electrical                          $127,760       $ 142,190       $ 148,806
Industrial                            84,145          85,447          81,195
Corporate/unallocated                  2,997           1,548          12,920
----------------------------------------------------------------------------
                                    $214,902       $ 229,185       $ 242,921
----------------------------------------------------------------------------
CAPITAL EXPENDITURES
Electrical                          $  4,287         $ 6,283       $   2,429
Industrial                             9,183           6,211           3,521
Corporate/unallocated                  1,730             554             141
----------------------------------------------------------------------------
                                     $15,200        $ 13,048       $   6,091
----------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Electrical                           $ 5,667        $  5,406       $   2,635
Industrial                             5,606           5,771           5,957
Corporate/unallocated                     47              30              10
----------------------------------------------------------------------------
                                     $11,320        $ 11,207       $   8,602
----------------------------------------------------------------------------


(1) IN 1995, 1994 AND 1993, SALES TO A LONG-TIME CUSTOMER OF THE COMPANY'S INDUSTRIAL PRODUCTS SEGMENT REPRESENTED 10%, 11% AND 15%, RESPECTIVELY, OF THE COMPANY'S NET SALES. NO OTHER CUSTOMER REPRESENTS MORE THAN 4% OF THE COMPANY'S NET SALES.

(2) 1993 OPERATING EARNINGS REFLECT A RESTRUCTURING CHARGE OF $8,650, OF WHICH $7,705 RELATES TO THE ELECTRICAL PRODUCTS SEGMENT AND $945 TO CORPORATE/ UNALLOCATED.

(3) OPERATING EARNINGS IS DEFINED AS OPERATING PROFIT PLUS OTHER, NET DIRECTLY ATTRIBUTABLE TO EACH SEGMENT.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            KUHLMAN CORPORATION AND SUBSIDIARIES



FINANCIAL DATA BY GEOGRAPHIC SEGMENT



IN THOUSANDS                            1995            1994            1993
----------------------------------------------------------------------------
NET SALES
United States                      $ 363,050       $ 347,173       $ 207,945
Europe                                50,632          38,630          27,294
Brazil, other                         11,702          10,314           6,982
----------------------------------------------------------------------------
                                   $ 425,384       $ 396,117       $ 242,221
----------------------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES(BENEFIT)
AND EXTRAORDINARY ITEM
United States                      $  24,100       $  16,999       $    (705)
Europe                                 4,601           3,304           1,763
Brazil, other                            323           1,549            (151)
Interest expense, net                 (7,066)         (6,969)         (4,523)
Merger expenses                       (4,510)             --              --
Unallocated                              630             720           2,050
----------------------------------------------------------------------------
                                   $  18,078       $  15,603       $  (1,566)
----------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States                      $ 181,699       $ 196,481       $ 216,933
Europe                                26,308          23,925          18,385
Brazil, other                          6,895           8,779           7,603
----------------------------------------------------------------------------
                                   $ 214,902       $ 229,185       $ 242,921
----------------------------------------------------------------------------



NOTE 15. FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    The Company has only limited involvement with derivative financial instruments and does not use them for speculation or trading purposes. The Company hedges the effects of fluctuations in commodity prices, principally copper, through commodity futures and option contracts, and interest rates through interest rate swap agreements.

    At December 31, 1995 and 1994, the Company had  $1,328,000 and $5,225,000,
respectively, of commodity hedging futures contracts outstanding, substantially all of which were for copper. In addition, the company had $765,000 of commodity hedging option contracts for copper outstanding at December 31, 1994. The hedging contracts generally have maturities that do not exceed 12 months.

    In 1995, the Company entered into three interest rate swap agreements to reduce the risk of movements in interest rates on a portion of its variable rate debt. The terms of the agreements, which have a combined notional principal amount of $35,000,000, allow the Company to receive or make payments on the difference between the stated LIBOR rate and current market rates. The stated LIBOR rates are fixed and range from 5.40% to 6.35%. The agreements commence on various dates starting on June 30, 1995 and mature on various dates, the latest of which is September 30, 1998.

    A subsidiary of the Company was a party to an interest rate swap agreement with a bank that expired in April 1994 pursuant to which that subsidiary paid interest or received interest payments for the difference between a fixed rate of 10.29% and LIBOR on $22,000,000 of principal.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's debt instruments approximated the book value because a substantial portion of the underlying instruments are variable rate notes which reprice frequently.

    The fair value of the Company's futures contracts are estimated based on current settlement values. The fair value of the interest rate swaps are based on valuations from a financial institution. The fair value of the futures and option contracts and swap agreements approximate the unrealized gains or losses on these instruments. Realized gains or losses during 1995 and unrealized gains or losses at December 31, 1995 on the commodity futures contracts and interest rate swaps were minimal.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. The risk is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. At December 31, 1995, the Company had no significant concentrations of credit risk.

GUARANTEES

    The Company has guaranteed the payment obligations for certain leases and certain payment commitments of its subsidiaries. These guarantees amounted to $1,872,000 at December 31, 1995. The Company is of the opinion that its subsidiaries will be able to perform under their respective obligations and that no payments will be required and no losses will be incurred under such guarantees.

LETTERS OF CREDIT AND SURETY BONDS

    At December 31, 1995, the Company had letters of credit and surety bonds outstanding totaling $3,850,000 which guarantee certain activities, primarily performance of the Company's obligations under certain self-insured workers' compensation insurance programs. The Company is of the opinion that no losses will be incurred due to non-performance of these obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KUHLMAN CORPORATION AND SUBSIDIARIES


NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The Company's quarterly results are summarized below for the years ended December 31, 1995 and 1994.




IN THOUSANDS, EXCEPT PER SHARE DATA                 QUARTER
                                 ----------------------------------------------
1995                                FIRST      SECOND(1)      THIRD      FOURTH       TOTAL
-------------------------------------------------------------------------------------------
Net sales                        $106,926      $102,814    $108,561    $107,083    $425,384
Gross profit                       20,713        19,391      22,061      21,942      84,107
Operating profit                    7,191         6,000       7,911       8,059      29,161
Income before
  extraordinary
  item                              3,548          (725)      3,393       3,828      10,044
Extraordinary
  item, net                            --        (1,861)         --          --      (1,861)
Net income                          3,548        (2,586)      3,393       3,828       8,183
-------------------------------------------------------------------------------------------
Earnings per share:
Income before
  extraordinary
  item                               0.27         (0.06)       0.26        0.29        0.76
Extraordinary
  item, net                            --         (0.14)         --          --       (0.14)
Net income per
  share                              0.27         (0.20)       0.26        0.29        0.62
-------------------------------------------------------------------------------------------


                                                      QUARTER
                                 ----------------------------------------------
1994                                FIRST        SECOND       THIRD      FOURTH       TOTAL
-------------------------------------------------------------------------------------------
Net sales                        $ 99,162      $ 95,679    $102,192    $ 99,084    $396,117
Gross profit                       19,655        19,125      20,006      17,099      75,885
Operating profit                    6,621         6,004       6,870       3,789      23,284
Net income                          2,860         2,587       3,519       1,004       9,970
-------------------------------------------------------------------------------------------
Earnings per share:
Net income
  per share                          0.21          0.19        0.26        0.07        0.73
-------------------------------------------------------------------------------------------


(1) Net income for the second quarter and full year of 1995 includes approximately $5,600 or $0.43 per share for Merger Expenses.

NOTE 17. SUBSEQUENT EVENT

    On February 16, 1996, the Company, through a wholly-owned subsidiary, completed a tender offer for the outstanding shares of Communication Cable, Inc. ("CCI"), a North Carolina corporation traded on NASDAQ . Pursuant to the Company's offer to purchase shares of CCI for $14.00 per share, shareholders of CCI tendered 2,291,800 shares through that date. Kuhlman previously owned 315,703 shares of CCI. As of February 21, 1996, Kuhlman owned 2,607,503 shares or 82.2% of all CCI shares outstanding for an aggregate total cost of approximately $35,873,000. Kuhlman plans to purchase the remaining CCI shares outstanding as soon as practicable. The acquisition of CCI shares was funded primarily through a $40,000,000 increase in the Company's bank credit facility. CCI sales and net income for its fiscal year ended October 31, 1995 were $56,256,000 and $2,118,000 respectively.

COMMON STOCK PRICE RANGES

                                         1995                                    1994
----------------------------------------------------------------------------------------------------------
Quarters                  High      Low       Close   Dividend(a)     High     Low     Close   Dividend(a)
----------------------------------------------------------------------------------------------------------
1st                      13 1/2    10 3/4     11 5/8    $0.15        19 3/8   15      16 3/4     $0.15
2nd                      12 3/8    10 3/8     11 1/4     0.15        18 3/8   14 3/4  14 3/4      0.15
3rd                      13        10 3/4     12 1/8     0.15        15 3/8   14 1/8  14 3/4      0.15
4th                      13 3/8    10 7/8     12 1/2     0.15        16       11      12 1/8      0.15

(a) DIVIDENDS PER SHARE NOT RESTATED TO REFLECT THE MERGER WITH SCHWITZER.

     The Common Stock of Kuhlman (KUH) is listed on the New York Stock Exchange and is quoted daily by the Exchange in most major newspapers. The table above shows the price range per share and the dividends declared per share for the last two years. At December 31, 1995, there were 13,167,400 shares of Common Stock outstanding and 7,895 shareholders of record. It is estimated there are approximately 17,500 shareholders in total, including those holding stock in "nominee" or "street" name.

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

-C-1996 Kuhlman Corporation



42