Form 10-K405, Exhibit 13
period 1996-12-31
KUHLMAN CORP
filed 1997-03-26
CIK 56955

Exhibit 13

FIVE-YEAR SELECTED FINANCIAL DATA

KUHLMAN CORPORATION AND SUBSIDIARIES

For the years ended December 31,                                               1996        1995        1994        1993        1992
IN THOUSANDS, EXCEPT PER SHARE DATA

INCOME STATEMENT DATA
Net sales                                                                  $456,465    $425,384    $396,117    $242,221    $231,426
Gross profit (%)                                                               22.1%       19.8%       19.2%       17.9%       20.2%
Operating expenses (%)                                                         13.7%       12.9%       13.3%       13.2%       14.2%
Operating profit before restructuring costs                                  38,411      29,161      23,284      11,429      14,001
Restructuring costs                                                              --          --          --       8,650       1,650
Interest expense, net                                                        (6,981)     (7,066)     (6,969)     (4,523)     (3,985)
Merger expenses                                                                  --      (4,510)         --          --          --
Other, net                                                                   (2,087)        493        (712)        178       1,470
Income (loss) before taxes, extraordinary item and cumulative effect of
  change in accounting principles                                            29,343      18,078      15,603      (1,566)      9,836
Taxes (benefit) on income (loss)                                             12,007       8,034       5,633      (1,876)      4,972
Income before extraordinary item and cumulative effect of change in
  accounting principles                                                      17,336      10,044       9,970         310       4,864
Extraordinary item, net of tax                                                   --      (1,861)         --          --          --
Cumulative effect of change in accounting principles, net of tax                 --          --          --          --     (10,111)
Net income (loss)                                                            17,336       8,183       9,970         310      (5,247)
Earnings per share (fully diluted):
Income before extraordinary item and cumulative effect of change in
  accounting principles                                                    $   1.21    $   0.76    $   0.73    $   0.02    $   0.38
Extraordinary item, net of tax                                                   --       (0.14)         --          --          --
Cumulative effect of change in accounting principles                             --          --          --          --       (0.80)
Net income (loss)                                                              1.21        0.62        0.73        0.02       (0.42)

As of December 31,                                                             1996        1995        1994        1993        1992

IN THOUSANDS

BALANCE SHEET DATA
Working capital                                                            $ 54,592    $ 39,182    $ 49,501    $ 63,397    $ 54,845
Net plant and equipment                                                      77,864      66,249      64,750      61,161      53,187
Total assets                                                                277,416     214,902     229,185     242,921     156,930
Total debt                                                                   94,597      74,175      84,773     106,130      41,814
Shareholders' equity                                                         91,574      74,232      73,216      64,187      64,842
For the years ended December 31,                                               1996        1995        1994        1993        1992

IN THOUSANDS, WHERE APPLICABLE

OTHER DATA
IBITDA(1)                                                                  $ 48,794    $ 40,974    $ 33,779    $ 20,209    $ 24,449
Cash flow from operations                                                  $ 37,683    $ 28,131    $ 18,881    $ 10,518    $ 12,094
Capital expenditures                                                       $ 10,980    $ 15,200    $ 13,048    $  6,091    $  8,887
Depreciation and amortization                                              $ 12,470    $ 11,320    $ 11,207    $  8,602    $  8,978
Dividends paid                                                             $  7,967    $  5,814    $  3,640    $  3,530    $  3,452
Net book value per share                                                   $   6.67    $   5.64    $   5.59    $   4.97    $   5.13
Current ratio                                                                   1.7         1.6         1.7         1.9         2.3
Return on average investment(2)                                                11.9%       11.7%        9.2%        7.0%        8.8%
Return on average equity(3)                                                    21.3%       18.0%       14.5%        8.4%        7.8%
Total debt as a percentage of total capitalization                             50.8%       50.0%       53.7%       62.3%       39.2%
Inventory turns                                                                 7.0         7.6         7.0         6.3         5.1
Days sales outstanding                                                         53.8        52.3        53.7        52.4        50.4
Number of employees                                                           2,782       2,284       2,375       2,364       1,883
Shares outstanding at year-end                                               13,731      13,167      13,100      12,914      12,634

(1) INCOME BEFORE INTEREST AND TAXES PLUS DEPRECIATION AND AMORTIZATION, EXCLUDING RESTRUCTURING COSTS AND MERGER EXPENSES.
(2) INCOME IS DEFINED AS NET INCOME PLUS THE NET OF TAX IMPACT OF INTEREST EXPENSE, RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES. AVERAGE INVESTMENT IS THE SUM OF TOTAL DEBT AND EQUITY PLUS THE EQUITY EFFECT OF RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES, LESS CASH.
(3) INCOME IS DEFINED AS NET INCOME PLUS THE NET OF TAX IMPACT OF RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES. AVERAGE EQUITY IS ADJUSTED FOR THE EFFECT OF RESTRUCTURING COSTS, ACCOUNTING CHANGES AND MERGER EXPENSES.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

OVERVIEW

   A primary objective of Kuhlman Corporation ("Kuhlman" or the "Company") is to be a larger, more diversified manufacturing organization focused on the creation of long-term shareholder value. During 1996, the Company continued to expand its operations both through internal growth and by acquiring businesses that participate in key strategic markets. The two companies acquired in 1996, Communication Cable, Inc. ("CCI") and Web Wire Products, Inc. ("Web Wire"), expanded Kuhlman's participation in the faster growing areas of the wire and cable industry. Since 1993, Kuhlman has acquired three businesses and merged with another and in the process, significantly broadened its operations both in terms of industry focus and geographical distribution. As a result, consolidated net sales in 1996 exceeded $456 million, a substantial change from the $118 million reported in 1993 by the original Kuhlman before giving effect to the merger with Schwitzer, Inc. ("Schwitzer"). Similarly, net income exceeded $17 million in 1996 compared to a net loss of $3 million reported in 1993 by the original Kuhlman.
   Kuhlman's business units operate in two product segments based on the distinct markets and customers served: Electrical and Industrial. The Electrical Products Segment manufactures and sells primarily electrical equipment and wire and cable products for consumer, commercial and industrial uses, while the Industrial Products Segment manufactures and sells proprietary products for use in commercial and industrial engines and other applications.
   The purpose of this discussion and analysis is to enhance the understanding and evaluation of the Company's results of operations as well as its financial position, cash flows, indebtedness and other key financial information for the years ended December 31, 1996, 1995 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

   The Company continues to generate substantial cash flow from operations and remains in a strong financial position. Management believes that the Company's liquidity and financial flexibility are more than adequate to support its continued growth through both internal expansion and potential acquisitions.
   Overall, Kuhlman generated record cash flow from operations of $37,683,000 in 1996, compared to $28,131,000 and $18,881,000 in 1995 and 1994, respectively.
This represents an increase in cash flow from operations of 34%, 49% and 80% in 1996, 1995 and 1994, respectively, over the prior year. Improved operating earnings in each segment and strong working capital management were the primary contributors to the Company's continued growth in cash flow from operations. Consolidated working capital at December 31, 1996 was $54,592,000 compared to $39,182,000 at December 31, 1995, an increase of $15,410,000. The increase was due primarily to the change in classification of the Company's revolving debt resulting from a modification in the terms of its Credit Agreement. Operating working capital (defined as accounts receivable and inventory less accounts payable and accrued expenses) increased 6.6% to $43,366,000 at December 31, 1996 from $40,687,000 at December 31, 1995. The increase in operating working capital was primarily due to the impact of the acquisitions in 1996, partially offset by higher accrued expenses which occurred because of the timing of payments for certain expenses. Operating working capital as a percentage of net sales at the end of 1996 was 9.5% compared to 10.6% (adjusted for the sale of Nehring Electrical Works) and 10.7% at December 31, 1995 and 1994, respectively. The Company's consolidated cash position was $2,209,000 at December 31, 1996 compared to $581,000 at December 31, 1995. The increase was primarily in additional cash at foreign locations which the Company expects to reinvest in those operations in the near future. At December 31, 1996, the current ratio was
1.7 compared to 1.6 at the end of 1995.
   The Company believes that achieving the proper returns on its invested capital is a key factor in driving shareholder value. Toward that objective, management continued to focus its efforts in 1996 on improving the returns earned on its invested capital by redeploying underperforming, non-core assets and making additional capital investments in areas where the Company can maximize its earnings potential. This includes expenditures on machinery and equipment for internal expansion as well as on acquisitions for businesses in strategic markets. As part of this effort, the Company spent $10,980,000 in 1996 for new machinery and equipment. Over the last three years, the Company has invested a total of $39,228,000 for new plant and equipment primarily to improve productivity, product quality and durability, increase manufacturing capacity and enhance its customer service capabilities in each segment. The Company believes these investments, which have exceeded depreciation expense by 22% in the three year period ended December 31, 1996, have played a key role in improving operating profit margins and will enhance its operations and financial performance in 1997 and beyond.
   Acquisitions continued to play a key role in Kuhlman's expansion efforts in 1996. The Company invested approximately $39,863,000, net of cash, plus the assumption of certain liabilities in 1996 to acquire CCI and Web Wire in February and October of 1996, respectively. Both acquisitions were accounted for as purchases and accordingly their results of operations have been included in the Company's consolidated results since the respective dates of acquisition. In order to fund the acquisitions, the Company borrowed approximately $39,000,000 and issued approximately 329,000 shares of its common stock. (See Note 3 of the Notes to Consolidated Financial Statements for additional information.) Proceeds from the sale of assets in 1996 were a modest $126,000 compared to $7,248,000 in 1995. In 1995, the Company sold Nehring Electrical Works, a subsidiary of Coleman Cable Systems, Inc. and other non-core assets to generate cash for reinvestment in areas with greater earnings potential.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

KUHLMAN CORPORATION AND SUBSIDIARIES

   Dividends were a record $7,967,000 in 1996 compared with $5,814,000 in 1995 and $3,640,000 in 1994. The dividend amounted to $0.60 per share in each of the last three years. The increase in the actual dividends paid in 1996 over the previous two years was primarily due to the issuance of 6,980,000 new shares of common stock on May 31, 1995, in conjunction with the Schwitzer merger. These shares were eligible to receive dividends commencing on their issuance date.

CAPITALIZATION

   Total debt increased to $94,597,000 at December 31, 1996 from $74,175,000 at December 31, 1995. The increase was due primarily to the acquisitions of CCI and Web Wire, partially offset by the Company's record cash flow in 1996. In July 1996, the Company amended and restated its Credit Agreement with its banks which significantly lowered its cost of borrowed funds and improved its financial flexibility. The amended and restated Credit Agreement consists of two components. The first component is a $125,000,000 revolving credit facility to be used for general corporate purposes and is due July 1, 2001. Borrowings under this facility at December 31, 1996 were $87,500,000. The second component is a 364-day, $125,000,000 facility primarily to fund future acquisitions and related working capital requirements. Amounts drawn under this facility would convert to a 4-year term loan. At December 31, 1996, there were no borrowings against this facility (See SUBSEQUENT EVENT in Management's Discussion and Analysis for related information). Total availability under the Company's domestic and foreign revolving credit agreements was $40,400,000 at December 31, 1996, excluding the 364-day facility. Under the most restrictive warranties and covenants contained in the credit agreements, the Company had approximately $16,600,000 of consolidated retained earnings at December 31, 1996 free of any restrictions as to the payment of dividends.
   The Company's debt to total capital ratio was 51% at December 31, 1996 compared to 50% at the end of 1995. The debt to total capital ratio remained virtually unchanged because the Company's record cash flow in 1996 helped offset the impact of additional indebtedness from the acquisitions of CCI and Web Wire. In addition, shareholders' equity grew 23.4% to $91,574,000 at December 31, 1996 from $74,232,000 at the end of 1995 reflecting the record earnings in 1996 and the additional shares issued to acquire Web Wire. Return on average shareholders' equity advanced to 21.3% in 1996 from 18.0% in 1995, reflecting the Company's record earnings performance in 1996.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

   In 1996, the Company sold more products, earned more income and generated more cash flow from operations than in any year in its 103-year history. 1996 was the third consecutive year in which the company achieved record sales. Consolidated net sales were $456,465,000 in 1996 compared with $425,384,000 and $396,117,000 reported in 1995 and 1994, respectively. For the year ended December 31, 1996, the Company reported net income of $17,336,000 compared to $13,783,000 (before expenses associated with the Schwitzer merger) and $9,970,000 in 1995 and 1994, respectively. Earnings per share (fully diluted) were $1.21 in 1996 compared to $1.05 (before expenses associated with the Schwitzer merger) and $0.73 in 1995 and 1994, respectively. Net income and earnings per share in 1995 were $8,183,000 and $0.62, respectively, after giving effect to the merger expenses. Please refer to Note 2 of the Notes to Consolidated Financial Statements, which more fully describes the merger with Schwitzer.
   Kuhlman's net sales increased 7% in 1996 over 1995. The strength of both the Electrical and Industrial Products Segments contributed to the record sales in 1996. Within the Electrical Products Segment, sales were benefitted by strong shipments of medium power transformers to utilities and the addition of CCI, which significantly broadened the Company's wire and cable operations. Sales within the Industrial Products Segment benefitted from robust demand domestically for various engine component products. Kuhlman's consolidated net sales in 1995 were 7% higher than those reported in 1994 primarily due to strong worldwide demand for turbochargers and other engine components and certain wire and cable products, partially offset by lower shipments of distribution transformers due to the downsizing of that product line.
   Kuhlman posted record operating profit in 1996 due to the strong earnings performance of each business segment. Consolidated operating profit advanced 32% in 1996 to $38,411,000 (8.4% of net sales) from $29,161,000 (6.9% of net sales)
reported in 1995. Operating profit in 1994 was $23,284,000 (5.9% of net sales). The growth in operating profit in 1996 was primarily due to the increased sales volume noted above and improved gross profit margins in each segment. Consolidated gross profit margins increased to 22.1% of net sales in 1996 from 19.8% and 19.2% in 1995 and 1994, respectively. Gross profit margins improved in the Electrical Products Segment because of favorable changes in sales mix, particularly for transformer products, the addition of CCI with its higher margin product offering and the disposal of Nehring Electrical Works, which generally carried lower margins. Margin improvement in the Industrial Segment was driven by strong domestic demand coupled with better manufacturing efficiencies. Operating expenses for Kuhlman in 1996 were $62,524,000 or 13.7% of sales compared to $54,946,000 or 12.9% of sales in 1995 and $52,601,000 or 13.3% of sales in 1994. Operating expenses increased in both 1996 and 1995 from the previous year primarily due to the higher net sales noted above, partially offset by cost containment programs throughout the Company.
   Other income (expense) for Kuhlman is made up primarily of interest expense and other miscellaneous non-operating activity including foreign currency translation adjustments. Interest expense, net of the Company was $6,981,000, $7,066,000 and

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

$6,969,000 in 1996, 1995 and 1994, respectively. Interest expense, net was down slightly in 1996 compared to 1995 primarily because the Company's lower cost of borrowed funds offset the higher debt levels attributable to the acquisitions. Interest expense, net was up in 1995 over 1994 because much of the decrease in outstanding debt in 1995 did not occur until late in the fourth quarter. In 1996, other, net was an expense of $2,087,000 compared to income of $493,000 in 1995 and an expense of $712,000 in 1994. In 1995, other, net was benefitted by $1,251,000 (net of tax) or $0.10 per share primarily associated with a covenant not to compete, which expired in June of 1995, and the favorable settlement of certain liabilities. Foreign currency translation adjustments related to the Company's Brazilian operations resulted in income of $193,000 in 1996, income of $75,000 in 1995 and expense of $847,000 in 1994. Fluctuations associated with foreign currency translation adjustments due to the hyperinflationary economy of Brazil may continue in the future.
   The effective tax rate reported by the Company was 40.9%, 44.4% and 36.1% in 1996, 1995 and 1994, respectively. The reasons for the difference between these rates and the statutory federal income tax rate for those three years is detailed in Note 8 of the Notes to Consolidated Financial Statements.

ELECTRICAL PRODUCTS SEGMENT

   The Electrical Products Segment is comprised of Kuhlman Electric Corporation ("Kuhlman Electric") and Coleman Cable Systems, Inc ("Coleman Cable"). In addition, CCI and Web Wire, acquired in 1996, were added to the operations of Coleman Cable. Sales and operating earnings for the Electrical Products Segment are generally affected by the level of domestic economic activity in the consumer, commercial and industrial markets served. Housing starts, commercial and industrial construction, and electrical usage are key indicators of demand for the segment's various electrical products. Additionally, the maintenance and upgrading of established electrical systems creates demand for the segment's transformer products.
   In 1996, the Electrical Products Segment reported record sales and operating earnings for the second consecutive year. Net sales increased to $268,846,000 in 1996 from $243,761,000 reported in 1995 and $235,274,000 in 1994. Operating earnings of the Electrical Products Segment were $20,103,000 in 1996 compared to $13,639,000 and $8,611,000 in 1995 and 1994, respectively. In 1996, net sales and operating earnings for the Electrical Products Segment increased 10% and 47%, respectively, over 1995 primarily due to the continued improvement in the operating performance at Kuhlman Electric and the addition of CCI. In 1995, sales improved only modestly over the 1994 period primarily because of the downsizing of the distribution transformer product line while operating earnings increased dramatically due to the improved operating performance of Kuhlman Electric.
   The improvement in the financial results reported by the Electrical Products Segment in 1996 was driven by the Company's objective of focusing on providing its customer base with higher value-added products. The result of this effort was to change the mix of sales to higher margin products and services. This process had a dramatic impact on the results of Kuhlman Electric which increased sales and operating earnings 18% and 94%, respectively, over the 1995 period. Within Kuhlman Electric, the Company has emphasized its medium power and instrument transformer lines which generally carry higher margins compared to other product lines. For example, net sales of medium power transformers have increased 38% and 26% in 1996 and 1995, respectively, over the previous year. As a result of this shift in product focus coupled with the Company's continued programs to improve manufacturing efficiencies and productivity over the last three years, Kuhlman Electric has posted solid annual gains in operating performance since 1993.
   Net sales and operating earnings for wire and cable products within the Electrical Products Segment reached record highs for the second consecutive year in 1996. Net sales increased 6% in 1996 compared to 1995 and 16% in 1995 over 1994. Net sales in 1996 included the results of CCI from February 21, 1996, its date of acquisition, excluded the activity of Nehring, which was disposed of on December 29, 1995, and was negatively impacted by the decline in the price of copper. The average price of copper, a principal raw material for wire and cable products, declined approximately 15.7% in 1996 from 1995. The impact of this drop led to lower selling prices for certain products due to lower raw material costs and improved gross profit margins as a percentage of sales. In addition, operating margins were benefitted by the addition of CCI which sells products that generally generate higher margins, more than offsetting the loss in margin on products sold by Nehring Electrical Works.

INDUSTRIAL PRODUCTS SEGMENT

   The Industrial Products Segment is comprised of Schwitzer and Emtec Products Corporation. Profitability in this segment is affected by economic conditions in industrialized and developing regions of the world. Capital expenditures for light-, medium-and heavy-duty trucks, construction and agricultural equipment and other industrial transportation equipment are indirect indicators of demand of the segment's products.
   Net sales and operating earnings in the Industrial Products Segment reached record highs again in 1996. Net sales were $187,619,000 in 1996 compared to $181,623,000 and $160,843,000 in 1995 and 1994, respectively. Operating earnings for the Industrial Products Segment increased to $22,386,000 in 1996 from $19,541,000 and $17,096,000 in 1995 and 1994, respectively. Operating earnings as a percentage of sales advanced to 11.9% in 1996 from 10.8% and 10.6% in the previous two years, respectively. Sales to domestic customers as a percentage of total Industrial Products Segment sales were 70%, 66% and 70% in 1996, 1995 and 1994, respectively.
   Sales and operating earnings increased 3% and 15%, respectively, in 1996 compared to 1995. The improvement was

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

KUHLMAN CORPORATION AND SUBSIDIARIES

primarily the result of continued robust demand for turbochargers and other engine components. The surge in demand came primarily from original equipment manufacturers (OEMs) in the United States as low interest rates continued to support growth in many key end markets. Sales to domestic based customers grew 8% in 1996 from 1995 while international sales remained flat in the same period. Operating earnings grew $2,845,000 or 14.6% in 1996 over 1995 while profit margins in 1996 showed strong gains over 1995. The increase in operating margins was primarily due to improved operating efficiencies, the impact of higher sales volume and lower operating expenses as a percentage of sales.
   In 1995, sales and operating earnings for the Industrial Products Segment grew 13% and 14%, respectively, over the results reported in 1994. The growth in sales volume was due primarily to greater demand from OEM customers as market conditions in many parts of the world continued to improve. Domestic sales increased approximately 7% in 1995 compared to 1994 primarily due to improved market conditions for medium- and heavy-duty trucks and agricultural and construction equipment. International sales increased 27% in 1995 compared to 1994 as demand for the Company's products increased dramatically due to strengthening worldwide economies, primarily in Europe and South America, and greater market penetration by the Company's industrial products. The improvement in operating margins was driven by the higher sales volume resulting in better utilization of production capacity.

EFFECTS OF INFLATION

   The Company uses numerous raw materials in its products, including copper, aluminum, steel and plastics. Prices for many of these materials started to rise in 1994 as worldwide economies began to strengthen and continued to rise throughout much of 1995. Though the Company attempted to pass along these increases in the form of higher prices to its customers, competition made this increasingly difficult which resulted in pressure on operating margins for certain products. In 1995 and 1994, the Company was able to mitigate some of the impact of these higher costs by exercising tight cost control measures and improving its operating efficiencies. In 1996, pricing pressure for certain of these materials began to abate somewhat, resulting in more stable margins.

SUBSEQUENT EVENT

   On March 10, 1997, the Company purchased certain assets of the Transportation Products Group ("TPG") of Kysor Industrial Corporation, a Michigan corporation traded on the New York Stock Exchange. The purchase price for TPG was $86,000,000 in cash plus the assumption of certain liabilities. The purchase of TPG was financed from borrowings under the Company's 364-day credit facility.
   TPG designs and manufactures proprietary products including polymer fans and fan clutches, various engine monitoring devices, truck fuel tanks, marine instruments and heating, ventilating and air conditioning systems for commercial vehicles. The principal markets for its products are original equipment manufacturers of light-, medium- and heavy-duty trucks, buses, off-highway equipment and the marine industry. For the year ended December 31, 1996, TPG's net sales were approximately $137,700,000.

OUTLOOK FOR 1997

   In 1996, Kuhlman Corporation made significant progress toward its objective of becoming a larger, more diversified organization. Through diversification and size, management believes that Kuhlman will be less dependent on the business cycles of a single economy, industry or product and thus able to provide more consistent and sustainable growth in earnings and cash flow on which to build the Company in the future. Actions such as the acquisitions made in the last three years, coupled with a significant capital expenditure program, have made Kuhlman Corporation a larger and more diversified company with greater financial resources. As Kuhlman enters 1997, management believes that the Company is positioned to grow and prosper in its many markets.
   A key objective in 1997 will continue to be to further enhance long-term shareholder value by building a larger, more focused manufacturing organization. Management believes that the addition of the Transportation Products Group of Kysor will serve to strengthen the Company by expanding its product offering in a very important segment of its business. Further, management remains optimistic that its acquisition program will continue to provide future growth opportunities. As a consequence of the above actions, management remains cautiously optimistic about the Company's near-term prospects and confident about its long-term future.

SAFE HARBOR STATEMENT

   The statements contained under the caption "Outlook For 1997" and certain other information contained in this report, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "continue," "remains," "intend," "aim," "should," and "prospects," or the negative thereof or other variations thereon or comparable terminology, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. Such risks and uncertainties could cause actual results to differ materially from those projected. These uncertainties include, but are not limited to, economic conditions, market demand and pricing, competitive and cost factors, raw material prices, global interest rates, foreign exchange rates, and other risk factors.

                                               CONSOLIDATED STATEMENTS OF INCOME

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31,                                                             1996            1995            1994
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

NET SALES                                                                                $456,465        $425,384        $396,117
Cost of goods sold                                                                        355,530         341,277         320,232
  Gross profit                                                                            100,935          84,107          75,885
Selling, engineering, general and administrative expenses                                  62,524          54,946          52,601

    OPERATING PROFIT                                                                       38,411          29,161          23,284

Other income (expense):
Interest expense, net                                                                      (6,981)         (7,066)         (6,969)
Merger expenses                                                                                --          (4,510)             --
Other, net                                                                                 (2,087)            493            (712)
  Total other income (expense), net                                                        (9,068)        (11,083)         (7,681)

Income before taxes and extraordinary item                                                 29,343          18,078          15,603
Taxes on income                                                                            12,007           8,034           5,633

Income before extraordinary item                                                           17,336          10,044           9,970
Extraordinary item (net of tax effect of $1,175)                                               --          (1,861)             --

    NET INCOME                                                                           $ 17,336        $  8,183        $  9,970

PER SHARE AMOUNTS:
  Primary:
    Income before extraordinary item                                                     $   1.26        $   0.76        $   0.73
    Extraordinary item                                                                         --           (0.14)             --

    NET INCOME                                                                           $   1.26        $   0.62        $   0.73

  Fully diluted:
    Income before extraordinary item                                                     $   1.21        $   0.76        $   0.73
    Extraordinary item, net of tax                                                             --           (0.14)             --

    NET INCOME                                                                           $   1.21        $   0.62        $   0.73

Average shares outstanding:
  Primary                                                                                  13,760          13,178          13,647
  Fully diluted                                                                            14,384          13,178          13,647

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS

KUHLMAN CORPORATION AND SUBSIDIARIES

December 31,                                                                                                1996            1995
IN THOUSANDS

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                               $  2,209        $    581
Accounts receivable, less reserves of $2,344 and $1,442 at December 31, 1996 and 1995, respectively       70,079          55,753
Inventories                                                                                               52,530          41,833
Deferred income taxes                                                                                      7,810           4,901
Prepaid expenses and other current assets                                                                  3,502           3,535
  TOTAL CURRENT ASSETS                                                                                   136,130         106,603

PLANT AND EQUIPMENT
Land                                                                                                       3,075           2,275
Buildings and leasehold improvements                                                                      39,138          34,802
Machinery, fixtures and equipment                                                                        122,655         111,175
Construction in progress                                                                                   2,825           2,241
                                                                                                         167,693         150,493
Less -- accumulated depreciation and amortization                                                        (89,829)        (84,244)
  PLANT AND EQUIPMENT -- NET                                                                              77,864          66,249
Intangible assets, net of amortization of $4,441 and $2,672 at December 31, 1996 and 1995,
  respectively                                                                                            58,326          37,201
Other assets                                                                                               5,096           4,849
                                                                                                        $277,416        $214,902

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt                                                                       $  2,295        $ 10,522
Accounts payable                                                                                          35,410          28,542
Accrued liabilities                                                                                       43,833          28,357
  TOTAL CURRENT LIABILITIES                                                                               81,538          67,421

LONG-TERM DEBT
Bank debt                                                                                                 87,764          60,217
Other long-term debt                                                                                       4,538           3,436
  TOTAL LONG-TERM DEBT                                                                                    92,302          63,653
Accrued postretirement benefits                                                                            8,859           8,462
Other long-term liabilities                                                                                3,143           1,134
  TOTAL LIABILITIES                                                                                      185,842         140,670

SHAREHOLDERS' EQUITY
Preferred stock, par value, $1.00, 2,000 shares authorized, none issued; Junior participating
  preferred stock, Series A, no par value, 200 shares authorized, none issued                                 --              --
Common stock, par value $1.00, 20,000 shares authorized, 13,803 and 13,240 shares issued at December
  31, 1996 and 1995, respectively                                                                         13,803          13,240
Additional paid-in capital                                                                                32,749          26,217
Retained earnings                                                                                         47,272          37,988
Foreign currency translation adjustments                                                                    (640)         (1,911)
Minimum pension liability                                                                                   (690)           (382)
                                                                                                          92,494          75,152
Less -- treasury stock at cost (72 shares in 1996 and 1995)                                                 (920)           (920)
  TOTAL SHAREHOLDERS' EQUITY                                                                              91,574          74,232
                                                                                                        $277,416        $214,902

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE BALANCE SHEETS.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

For the years ended December 31,                                                             1996            1995            1994
IN THOUSANDS

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                             $ 17,336        $  8,183        $  9,970
  Adjustments to reconcile net income to net cash provided by operating activities:
    Extraordinary item, net                                                                    --           1,861              --
    Merger expenses                                                                            --           4,510              --
    Depreciation and amortization                                                          12,470          11,320          11,207
    Deferred income taxes                                                                     (25)          3,501           2,435
    Provision for losses on accounts receivable                                               685           1,211             250
    Other, net                                                                               (217)             67             558
    Changes in operating assets and liabilities:(1)
      Accounts receivable                                                                  (4,780)           (885)         (4,885)
      Inventories                                                                          (1,300)         (2,057)          3,719
      Prepaid expenses and other current assets                                               274           2,240          (3,536)
      Accounts payable                                                                      3,915           1,049           4,708
      Accrued liabilities                                                                   9,325          (2,869)         (5,545)
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                            37,683          28,131          18,881

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                    (10,980)        (15,200)        (13,048)
  Acquisition of businesses, net of cash acquired                                         (39,863)             --              --
  Proceeds from sales of assets                                                               126           7,248             346
      NET CASH USED FOR INVESTING ACTIVITIES                                              (50,717)         (7,952)        (12,702)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in revolving loan facility                                                   (21,572)         (4,160)        (13,941)
  Proceeds from issuance of long-term debt                                                 39,439          25,016             685
  Repayment of long-term debt                                                              (1,850)        (32,108)         (8,259)
  Dividends paid                                                                           (7,967)         (5,814)         (3,640)
  Stock options exercised                                                                   2,000             933           1,176
  Payments for merger and related expenses                                                     --          (5,612)             --
  Issuance of common stock                                                                  4,905              --              --
  Repurchase of common stock                                                                   --            (920)             --
  Restricted cash                                                                              --              --           1,800
  Other                                                                                      (534)            (23)             --
      NET CASH PROVIDED (USED) FOR FINANCING ACTIVITIES                                    14,421         (22,688)        (22,179)

Effect of exchange rate changes on cash and cash equivalents                                  241              54              42

Increase (decrease) in cash and cash equivalents                                            1,628          (2,455)        (15,958)
Cash and cash equivalents, beginning of year                                                  581           3,036          18,994
      CASH AND CASH EQUIVALENTS, END OF YEAR                                             $  2,209        $    581        $  3,036

(1) NET OF THE EFFECTS OF ACQUISITIONS AND FOREIGN CURRENCY TRANSLATION, WHERE APPLICABLE.
    SEE NOTE 15 FOR INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES.

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

KUHLMAN CORPORATION AND SUBSIDIARIES

                                                                                         Foreign
                                                               Additional               Currency      Minimum
For the years ended December 31, 1996,           Common         Paid-in     Retained   Translation    Pension    Treasury
1995 and 1994                                   Stock(1)        Capital     Earnings   Adjustment    Liability    Stock      Total
IN THOUSANDS
BALANCE -- DECEMBER 31, 1993                    $ 12,914        $ 23,513    $30,364      $(2,359)      $(245)     $   --    $64,187
Net income                                            --              --      9,970           --          --          --      9,970
Cash dividends declared
  ($0.60 per share)(2)                                --              --     (3,662)          --          --          --     (3,662)
Exercise of stock options                            134           1,042         --           --          --          --      1,176
Issuance of common stock                              52             745         --           --          --          --        797
Minimum pension liability                             --              --         --           --         202          --        202
Currency translation adjustment                       --              --         --          546          --          --        546
BALANCE -- DECEMBER 31, 1994                    $ 13,100        $ 25,300    $36,672      $(1,813)      $ (43)     $   --    $73,216
Net income                                            --              --      8,183           --          --          --      8,183
Cash dividends declared
  ($0.60 per share)(2)                                --              --     (6,867)          --          --          --     (6,867)
Exercise of stock options                            127             806         --           --          --          --        933
Issuance of common stock                              16             176         --           --          --          --        192
Repurchase of common stock                            --              --         --           --          --        (920)      (920)
Minimum pension liability                             --              --         --           --        (339)         --       (339)
Currency translation adjustment                       --              --         --          (98)         --          --        (98)
Other                                                 (3)            (65)        --           --          --          --        (68)
BALANCE -- DECEMBER 31, 1995                    $ 13,240        $ 26,217    $37,988      $(1,911)      $(382)     $ (920)   $74,232
Net income                                            --              --     17,336           --          --          --     17,336
Cash dividends declared
  ($0.60 per share)                                   --              --     (8,052)          --          --          --     (8,052)
Exercise of stock options                            223           1,777         --           --          --          --      2,000
Issuance of common stock                             340           4,755         --           --          --          --      5,095
Minimum pension liability                             --              --         --           --        (308)         --       (308)
Currency translation adjustment                       --              --         --        1,271          --          --      1,271
BALANCE -- DECEMBER 31, 1996                    $ 13,803        $ 32,749    $47,272      $  (640)      $(690)     $ (920)   $91,574

(1) SHARES OUTSTANDING WERE 13,731 AND 13,167, NET OF 72 TREASURY SHARES, AT DECEMBER 31, 1996 AND 1995.
(2) DIVIDENDS PER SHARE HAVE NOT BEEN RESTATED TO REFLECT THE SCHWITZER MERGER.

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THESE STATEMENTS.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

KUHLMAN CORPORATION AND SUBSIDIARIES

To the Shareholders of Kuhlman Corporation:

  We have audited the accompanying consolidated balance sheets of Kuhlman Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhlman Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
                                     /s/ Arthur Andersen LLP
                                         Arthur Andersen LLP

  Louisville, Kentucky
  February 3, 1997 (except with respect to the matter discussed in Note 17, as to which the date is March 10, 1997)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 1. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of Kuhlman Corporation and all majority owned subsidiaries (the "Company"). Investments of 50% or less in affiliated companies are accounted for under the equity method. All significant intercompany transactions have been eliminated. The consolidated statements of income include the results of acquired businesses accounted for under the purchase method of accounting from the date of acquisition. Further information pertaining to the acquisitions is presented in Note 3, "Acquisitions and Divestiture."
   On May 31, 1995, the Company merged Schwitzer, Inc. ("Schwitzer") with a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. The consolidated financial statements for all periods prior to the merger have been restated to present the combined balance sheets and results of operations of both companies as if the merger had been in effect for all periods presented. The consolidated statements of shareholders' equity reflect the accounts of the Company as if the additional common stock had been issued during all periods presented. Certain amounts in the 1994 Schwitzer financial statements were reclassified to conform with the presentation used by the Company. Further information pertaining to the merger is presented in Note 2, "Merger."
   Certain amounts in the Company's 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

ACCOUNTING ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as changes in estimates do and will continue to occur due to changes in available relevant data and consummation of the events and transactions.

REVENUE RECOGNITION

   The Company recognizes sales of its products when the products are shipped to customers.

CASH AND CASH EQUIVALENTS

   The Company considers short-term investments with an original maturity of three months or less to be cash equivalents, which are reflected at their approximate fair value.

INVENTORIES

   Inventories are stated at the lower of cost or market and are determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) method for domestic inventories. Inventories of foreign operations are determined principally by the first-in, first-out (FIFO) method. Approximately 62% and 50% of the inventories at December 31, 1996 and 1995, respectively, were determined using the LIFO method. Inventory costs include material, labor and manufacturing overhead.

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

INTANGIBLE ASSETS

   Intangible assets consist primarily of goodwill related to the acquisition of businesses. Goodwill is being amortized on a straight-line basis over a period not to exceed forty years. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") adjustments relating to preacquisition income tax contingencies will result in corresponding adjustments to goodwill. During 1995, the Company reduced goodwill by $725,000 as a result of changes in the status of certain tax contingencies. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operation's discounted cash flows over the remaining life of goodwill in measuring whether or not the goodwill is recoverable. Other intangible assets are amortized to expense using the straight-line method over three to six years.

LONG-LIVED ASSETS

   On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " ("SFAS No. 121"). The new standard, under certain circumstances, requires the business to recognize an impairment. SFAS No. 121 requires that an impairment for long-lived assets and long-lived assets to be disposed of be based on the fair value of the asset or the fair value less the cost to sell, respectively. Application of this standard did not impact the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KUHLMAN CORPORATION AND SUBSIDIARIES

ENGINEERING

   Engineering expenses include activities associated with product development, the application of products to specific customer needs, and ongoing efforts to refine and enhance existing products. These costs are expensed as incurred and totaled approximately $7,009,000, $6,745,000 and $7,574,000 in 1996, 1995 and
1994, respectively.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE

   Environmental liabilities for remediation costs are accrued based on estimates of known environmental remediation exposures. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Liabilities are recognized for remedial activities when they can be reasonably estimated. Environmental compliance costs, which include maintenance and operating costs with respect to pollution control equipment, cost of ongoing monitoring programs and similar costs are expensed as incurred. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

FOREIGN CURRENCY TRANSLATION

   A subsidiary of the Company has foreign subsidiaries located in the United Kingdom (U.K.) and Brazil. Financial data of the U.K. subsidiary is translated into U.S. dollars at current exchange rates and translation adjustments are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses of the U.K. subsidiary are credited or charged to income as they occur. The Brazilian subsidiary operates in a hyperinflationary economy. Accordingly, financial data stated in Brazilian currencies are remeasured into U.S. dollars at both current (monetary items) and approximate historical (non-monetary items) exchange rates and the resulting transaction adjustments are charged or credited to income. Transaction adjustments for the Brazilian subsidiary included in other, net on the consolidated statements of income were income of $193,000 and $75,000 in 1996 and 1995 and a loss of $847,000 in 1994, respectively. The transaction adjustments for 1996, 1995 and 1994 are stated net of imputed interest income (expense) of $194,000, $390,000 and $(589,000), respectively, realized on net monetary assets and liabilities.

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

FINANCIAL INSTRUMENTS AND HEDGING

   Certain financial instruments are used to hedge risk caused by fluctuating commodity prices, foreign currencies and interest rates. The Company enters into futures or option contracts to hedge price fluctuations for commodities used in the manufacture of its products and in currencies to hedge certain import or export transactions. The terms of the contracts are consistent with the terms of the underlying transaction they are designed to hedge. As a result, gains or losses on the transactions included in the Company's results of operations offset losses and gains of the underlying transactions being hedged.
   In addition, the Company uses interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differential to be paid or received under these agreements is accrued as interest rates change and is recognized in interest expense consistent with the terms of the agreements. The counterparty to the interest rate swap agreements is a major financial institution. The possibility of credit loss from counterparty non-performance is remote and not anticipated.

STOCK BASED COMPENSATION

   During 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has applied APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, and has adopted the disclosure option related to SFAS No. 123. See Note 11, "Stock Based Compensation Plans," for related disclosures.

PER SHARE INFORMATION

   Earnings per share amounts are based on the weighted average number of common shares outstanding during each year, as adjusted for all materially dilutive common equivalent shares. Common equivalent shares, which include stock options and warrants, were determined under the treasury stock method. Primary and fully dilutive shares used in the per share calculation in 1996 included 371,000 and 653,000 shares, respectively, resulting from the dilutive effects of common stock equivalents. There was no materially dilutive effect of common stock equivalents in 1995. Primary and fully dilutive shares used in the per share calculation in 1994 included 638,000 shares resulting from the dilutive effects of common stock equivalents.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 2. MERGER

   On May 31, 1995, the Company merged Schwitzer, a New York Stock Exchange listed company, with a wholly-owned subsidiary of the Company. The merger was accounted for under the pooling of interests method of accounting. As provided for in the merger agreement, each share of Schwitzer common stock was converted into 0.9615 share of the Company's common stock, resulting in the Company issuing approximately 6,980,000 shares of stock. Transaction expenses and other charges related to the merger totaled approximately $5,600,000 net of tax ($0.43 per share), including $1,861,000 related to the refinancing of substantially all of Schwitzer's domestic debt ("Merger Expenses"). These costs were charged to expense in the quarter ended June 30, 1995.
   In accordance with the pooling of interests method of accounting, the Company's financial statements have been restated for all periods presented to include the results of Schwitzer. Operating results for the Company and Schwitzer for the year ended December 31, 1994 prior to restatement, is presented as the following:

                                           Year ended
IN THOUSANDS                            December 31, 1994
Net sales:
  Kuhlman                                   $ 242,846
  Schwitzer                                   153,271
  Combined                                  $ 396,117
Net income:
  Kuhlman                                   $   1,617
  Schwitzer                                     8,930
  Adjustment to valuation
    allowance(1)                                 (577)
  Combined                                  $   9,970

(1) THE TAX PROVISION IN 1994 FOR THE COMBINED COMPANY WAS ADJUSTED TO REFLECT CHANGES IN THE VALUATION ALLOWANCE UNDER SFAS NO. 109 AS IF THE COMPANIES HAD BEEN COMBINED DURING THE PERIOD.

NOTE 3. ACQUISITIONS AND DIVESTITURE

ACQUISITION OF
COMMUNICATION CABLE, INC.

   On February 16, 1996, the Company, through a wholly-owned subsidiary, completed a tender offer for the outstanding shares of Communication Cable, Inc. ("CCI"), a North Carolina corporation, at $14.00 per share in cash. The purchase of the tendered shares, which was consummated on February 21, 1996, along with subsequent actions resulted in CCI becoming a wholly-owned subsidiary of the Company as of June 28, 1996. The aggregate total cost of the acquisition of the outstanding shares of CCI, which was primarily funded through bank debt, was approximately $43,800,000. CCI engineers, designs and manufactures a wide variety of low voltage electronic wire and cable products.
   The transaction has been accounted for as a purchase and the excess purchase price over the fair market value of the assets is being amortized over 40 years. The results of operations of CCI are included in the consolidated financial statements of the Company subsequent to February 21, 1996.
   The following unaudited pro forma information for the periods shown below gives effect to the acquisition of CCI as if it had occurred at the beginning of each period.

                                                Year Ended
IN THOUSANDS,                                  December 31,
EXCEPT PER SHARE DATA                        1996        1995
Net sales                                  $465,700    $479,610
Net income before extraordinary item       $ 17,358    $ 10,237
Net income                                 $ 17,358    $  8,376

Fully diluted per share amounts:
  Net income before extraordinary item     $   1.21    $   0.78
  Net income                               $   1.21    $   0.64

   The unaudited pro forma information assumes that the Company owned the outstanding shares of CCI at the beginning of the periods presented, and accordingly, includes adjustments for goodwill amortization, interest expense, certain administrative costs and income taxes. The unaudited pro forma financial data is presented for information purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition of CCI been consummated at the beginning of these periods, and is not intended to be a projection of future results of trends.

ACQUISITION OF WEB WIRE

   On October 8, 1996, a subsidiary of the Company acquired substantially all of the assets of Web Wire Products, Inc. ("Web Wire") in exchange for approximately 329,000 shares of the Company's common stock. Web Wire is a manufacturer of battery cables, ignition wire sets and related accessories for the automotive aftermarket. Net sales of Web Wire for the twelve months ended December 31, 1996 were approximately $6,300,000. The impact on operations of this acquisition was not significant for any of the periods presented, and therefore, pro forma amounts were not presented giving effect to the transaction.

DIVESTITURE OF NEHRING

   In the fourth quarter of 1995, Coleman Cable Systems, Inc. ("Coleman") sold the net assets of its subsidiary, Nehring Electrical Works Company ("Nehring"), for approximately book value. Coleman received approximately $6,509,000 in cash plus a $1,500,000 note for the net assets of Nehring. In 1995, Nehring had sales of approximately $41,800,000, minimal operating earnings, and total assets of approximately $10,500,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 4. DEBT

   On July 1, 1996, the Company amended and restated its bank credit agreement. The amended and restated credit agreement has two components. The first component is a $125,000,000 revolving credit facility which is to be used for general corporate purposes and is due on July 1, 2001. The second component is a 364-day, $125,000,000 facility that is available primarily to finance future acquisitions, and any amounts drawn would convert to a four-year term loan commencing on July 1, 1997 with equal quarterly installments. There were no borrowings at December 31, 1996 under the 364-day facility. Interest rates on amounts borrowed under each facility are based principally on the London Inter-bank Offered Rate (LIBOR) plus an applicable margin factor. The Company also pays a commitment fee on the unused portion of each facility. The margin factor and the commitment fee rate are determined based on the Company's leverage ratio (as defined). The credit facility is subject to various covenants, including financial covenants relating to minimum levels of net worth, interest coverage and the leverage ratio. Under the most restrictive covenant (minimum net worth) contained in the bank credit facility, the Company had approximately $16,600,000 of consolidated retained earnings at December 31, 1996 free of any restrictions as to the payment of dividends. The average interest rate as of December 31, 1996 under the Company's bank credit facility was 6.8 %.
   At December 31, 1996, the Company had unused availability under its domestic and foreign revolving credit facilities of approximately $40,400,000, excluding the 364-day facility.
   At December 31, 1996 and 1995, long-term debt consisted of the following:

IN THOUSANDS                                    1996       1995
Variable rate notes supported by revolving
  credit agreement with banks, maturing
  through 2001                               $87,500    $67,900
Miscellaneous other long-term debt, rates
  up to 18%, payable through 2011              7,097      6,275
                                              94,597     74,175
Less -- current portion                       (2,295)   (10,522)
                                             $92,302    $63,653

   The minimum scheduled principal payments on long-term debt outstanding at December 31, 1996 are as follows:

IN THOUSANDS
1997                                                   $ 2,295
1998                                                       927
1999                                                       681
2000                                                       523
2001                                                    87,730
Thereafter                                               2,441
Total minimum scheduled principal payments             $94,597

NOTE 5. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

   The Company leases certain of its buildings, machinery and equipment under operating lease agreements which expire at various dates over the next six years.
   The following is a summary of rent expense under all operating leases:

IN THOUSANDS                            1996      1995      1994
Minimum rentals                       $3,248    $3,171    $3,229

   Minimum future rental payments under noncancelable operating leases for each of the next five years and in the aggregate are as follows:

IN THOUSANDS
1997                                                   $ 3,040
1998                                                     2,471
1999                                                     2,234
2000                                                     2,038
2001                                                     1,303
Subsequent to 2001                                         408
Total minimum rental payments                          $11,494

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

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

   At December 31, 1996 and 1995, property under capital leases included with plant and equipment in the accompanying consolidated balance sheet is as follows:

IN THOUSANDS                                     1996      1995
Building and improvements                      $2,360    $2,360
Machinery and equipment                           391       247
                                                2,751     2,607
Less -- accumulated depreciation                 (964)     (964)
Plant and equipment, net                       $1,787    $1,643

   Minimum future lease payments under capital leases as of December 31, 1996 are as follows:

IN THOUSANDS
1997                                                   $   442
1998                                                       439
1999                                                       434
2000                                                       509
2001                                                       384
Subsequent to 2001                                       2,638
Total minimum lease payments                           $ 4,846
Less -- amounts representing interest                   (2,434)
Present value of net minimum lease payments              2,412
Less -- current portion                                   (125)
Long-term obligations under capital leases             $ 2,287

   Obligations under capital leases are included with debt in the accompanying consolidated balance sheet. Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.

ENVIRONMENTAL MATTERS

   The Company has accrued for certain investigatory and non-capital environmental remediation costs consistent with the policy set forth in Note 1. These costs are accrued on the balance sheet and are not significant. Based on the information currently available, management does not expect that any sums that may have to be paid in connection with these environmental matters would have a material effect on the consolidated financial position or results of operations of the Company.
LEGAL MATTERS
   The Company is involved in various legal matters. In the opinion of management, the outcome of these current matters will not have a material effect on the consolidated financial position or results of operations of the Company.

SEVERANCE AND CONTROL AGREEMENTS

   The Company maintains a severance policy applicable to certain of its executive officers. The severance policy provides that if an executive officer's employment is terminated, the executive's base pay, medical and dental coverage, health and accident insurance, and disability and group life insurance will be continued for a period of up to twenty-four months, subject to certain conditions. The aggregate maximum commitment under the executive severance policy should all four covered employees be terminated is up to approximately $3,000,000.
   The Company modified its existing severance policy for its executive officers during 1996 to include change of control agreements ("Control Agreements"). Under the Control Agreements, upon a change of control, as defined, each such officer would be entitled to receive, among other things, three times his current annual pay, three times his highest cash bonus in the past three years, and the payment of the value of any stock options and stock appreciation rights. Each of the aforementioned would be adjusted for any resulting income or excise tax liabilities to the officer. These Control Agreements are subject to amendment or waiver by the Company's Board of Directors prior to any change in control, as defined. Although the aggregate commitment of the Company pursuant to the Control Agreements cannot be specifically determined until the occurrence of such change of control event, such payments could have a material effect on the consolidated financial position and results of operations of the Company. The Control Agreements are designed to encourage the continuity of management in view of the possibility of a change of control. The Control Agreements were not entered into in response to any specific action to acquire control of the Company, and the Company is not aware of any such action.

NOTE 6. INVENTORIES

   Inventories at December 31, 1996 and 1995 consisted of the following:

IN THOUSANDS                                    1996       1995
FIFO cost:
Raw materials                                $24,648    $20,630
Work-in-progress                               9,790      7,359
Finished products                             19,440     16,276
                                              53,878     44,265
Excess of FIFO over LIFO cost                 (1,348)    (2,432)
                                             $52,530    $41,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 7. ACCRUED LIABILITIES

   Accrued liabilities at December 31, 1996 and 1995 consisted of the following:

IN THOUSANDS                                    1996       1995
Salaries, wages and employee benefits        $19,791    $13,891
Accrued income taxes                           3,173        998
Warranty related accruals                      2,965      2,554
Dividends payable                              2,060      1,975
Other                                         15,844      8,939
                                             $43,833    $28,357

NOTE 8. INCOME TAXES
   Income before taxes and extraordinary item was as follows:

IN THOUSANDS                          1996       1995       1994
Domestic                           $26,190    $13,270    $11,270
Foreign                              3,153      4,808      4,333
                                   $29,343    $18,078    $15,603

   The provision for income taxes consisted of the following:

IN THOUSANDS                            1996      1995      1994
Current:
  Federal                            $ 8,938    $3,784    $1,388
  State                                1,460       630       280
  Foreign                              1,252     1,680     1,750
                                     $11,650    $6,094    $3,418
Deferred:
  Federal                            $   439    $1,738    $2,393
  State                                  136       204       305
  Foreign                               (218)       (2)     (483)
                                         357     1,940     2,215
Total                                $12,007    $8,034    $5,633

   The significant components of the provision for deferred income taxes, resulting from differences in the timing of recognition of income and expenses for income tax and financial reporting purposes, consist of the following:

IN THOUSANDS                            1996      1995      1994
Net operating loss carryforwards     $  (177)   $  425    $   67
Restructuring costs                       --      (326)    1,342
Depreciation                            (304)       47      (540)
Employee compensation and benefits     1,025       566      (407)
Additional taxes provided                 --        --       490
Postretirement benefits                   53       217       309
Other                                   (240)    1,011       954
Total                                $   357    $1,940    $2,215

   The effective income tax provision differs from the amount calculated using the statutory United States Federal income tax rate, principally due to the following:

                              1996                 1995                1994
                                PERCENTAGE          Percentage          Percentage
                                OF INCOME           of income           of income
                                  BEFORE              before              before
IN THOUSANDS           AMOUNT     TAXES     Amount    taxes     Amount    taxes
Statutory United
 States Federal income
 tax                   $10,271     35.0%    $6,147     34.0%    $5,305     34.0%
State income taxes,
 net of Federal income
 tax effect              1,037      3.5       550       3.0       359       2.3
Amortization of
 goodwill                  479      1.6       332       1.8       326       2.1
Effect of foreign
 subsidiaries              (70)     (.2)       75       0.4      (403)     (2.6)
Merger costs                --       --       949       5.3        --        --
Other                      290      1.0       (19)     (0.1)       46       0.3
                       $12,007     40.9%    $8,034     44.4%    $5,633     36.1%

   The net deferred tax asset recognized in the consolidated statements of financial position as of December 31, 1996 and 1995 consists of the following:

IN THOUSANDS                                    1996       1995
Deferred tax assets:
  Net operating loss carryforwards           $ 1,469    $ 1,729
  Postretirement benefits                      3,984      3,830
  Employee compensation and benefits           4,144      2,053
  Other                                        3,383      3,441
      Total deferred tax assets               12,980     11,053
Deferred tax liabilities:
  Depreciation                                (6,975)    (3,755)
  Prepaid expenses and other                  (1,037)    (2,217)
      Total deferred tax liabilities          (8,012)    (5,972)
      Net deferred tax asset                 $ 4,968    $ 5,081

   One of the Company's wholly-owned subsidiaries has available net operating losses which expire as follows (in thousands):

2005                                                    $4,095
2006                                                        31
                                                        $4,126

   The application of these net operating loss carryforwards against future taxable income is limited under the provisions of Internal Revenue Code Section 382 to $455,000 per taxable period. Management expects that the full amount of these carryforwards will be utilized over the next ten years.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

   Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States Federal and state income taxes has been provided thereon. If distribution of those earnings in the form of dividends or otherwise were to occur, the Company may be subject to both United States income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not reasonably determinable until such distribution actually occurs because of the variability of factors associated with the tax liability calculation, including reductions associated with any foreign tax credits.
NOTE 9. EMPLOYEE BENEFIT PLANS
EMPLOYEE RETIREMENT PLANS

   The Company has various employee retirement plans which provide pension benefits to substantially all of its employees. Defined benefit plans provide benefits of stated amounts based on an employee's years of service and for certain plans, compensation for a specified period of time before retirement.
   The total expense under these plans amounted to $1,767,000, $1,556,000 and $1,686,000 in 1996, 1995 and 1994, respectively. Pension expense for the defined benefit plans in 1996, 1995 and 1994 is comprised of the following elements:

IN THOUSANDS                           1996       1995       1994
Current service cost                $ 1,803    $ 1,576    $ 1,669
Interest on projected benefit
  obligations                         2,167      2,008      1,878
(Return) loss on assets              (3,322)    (3,151)       933
Gain due to curtailment                  --         --       (138)
Net amortization and deferral         1,119      1,123     (2,656)
                                    $ 1,767    $ 1,556    $ 1,686

   The Company's funding policy is to make annual contributions required by applicable regulations, which may, from time to time, exceed the Internal Revenue Service deductibility limits by immaterial amounts. The Company annually contributes to the defined benefit plans amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets consist substantially of investments in pooled funds which are comprised primarily of equity securities, U.S. Government securities, corporate bonds and investments in short-term investment funds.
   The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31, 1996 and 1995:

                                    1996                       1995
IN THOUSANDS                ASSETS     ACCUMULATED     Assets      Accumulated
                            EXCEED       BENEFITS       Exceed       Benefits
                          ACCUMULATED     EXCEED      Accumulated     Exceed
                           BENEFITS       ASSETS       Benefits       Assets
Actuarial present value
 of benefit obligations:
 Vested                     $19,115       $ 3,839       $17,578       $ 3,216
 Non-vested                   1,760           817         1,138           707
Accumulated benefit
 obligations                 20,875         4,656        18,716         3,923
Effects of salary
 progression                  6,963            --         5,879            --
Projected benefit
 obligations                 27,838         4,656        24,595         3,923
Plan assets at fair
 value                       26,599         3,276        22,649         2,889
Plan assets under
 projected benefit
 obligations                 (1,239)       (1,380)       (1,946)       (1,034)

Unrecognized transition
 (asset) liability             (124)          (66)          319           (76)
Unrecognized net loss         1,895         1,161         1,852           551
Unrecognized prior
 service cost                   599           510           669           580
Adjustment to recognize
 minimum liability               --        (1,605)           --        (1,130)
(Accrued) prepaid
 pension expense            $ 1,131       $(1,380)      $   894       $(1,109)
Intangible asset            $    --       $   460       $    --       $   498
Pre-tax reduction to
 shareholders' equity       $    --       $ 1,145       $    --       $   632

   The assumptions used as of December 31, 1996, 1995 and 1994 in determining pension expense and funded status information shown above are as follows:

                                      1996  1995     1994
Discount rate                         7.5%   7.5%   7.5-8.7%
Rate of salary progression            4.2%   4.2%   4.2-5.0%
Long-term rate of return on assets    9.7%   9.7%   8.0-9.7%

   In addition to providing pension benefits, the Company and certain operating subsidiaries provide savings plans for management and other employees. The plans provide for matching contributions based on the terms of such plans to the accounts of plan participants. The Company and its operating subsidiaries expensed $831,000, $664,000 and $377,000 in the years ended December 31, 1996, 1995 and 1994, respectively, related to these savings plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KUHLMAN CORPORATION AND SUBSIDIARIES

POSTRETIREMENT BENEFITS
OTHER THAN PENSIONS

   The Company charges the cost of postretirement benefits other than pensions to earnings during the active service period of its employees.
   Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components (in thousands):

                                        1996      1995      1994
Service cost-benefits attributed to
  service during the period           $  126    $   80    $   94
Interest cost on accumulated
  postretirement benefit obligation      929       968       894
Net deferral and amortization            133        26        28
Net periodic postretirement benefit
  cost                                $1,188    $1,074    $1,016

   The amounts recognized in the Company's consolidated balance sheet at December 31, 1996 and 1995 were as follows (in thousands):

                                                1996       1995
Accumulated postretirement benefit
  obligation:
  Retirees                                   $10,492    $11,326
  Fully eligible active plan participants        446        442
  Fully eligible                              10,938     11,768
  Other active plan participants               1,215      1,481
Accumulated benefit obligation                12,153     13,249
Unrecognized net loss                         (1,877)    (3,019)
Postretirement liability recognized in
  financial statements                        10,276     10,230
Less: current portion                         (1,417)    (1,768)
                                             $ 8,859    $ 8,462

   The accumulated postretirement obligation was determined using a discount rate of approximately 7.5%. An increase of approximately 9% in per capita claims cost was assumed for 1997. The assumption provides for this rate to decline by approximately 1% per year through 2000 and then remain constant at 5.5% thereafter.
   A 1% increase in the health care cost trend rate would increase the estimated accumulated postretirement benefit obligation as of December 31, 1996 by approximately $1,024,000. The impact on net periodic cost is minimal. The Company's post-retirement benefit plans are unfunded.

NOTE 10. STOCK RELATED INFORMATION

PREFERRED STOCK PURCHASE RIGHTS

   The Company has distributed one preferred stock purchase right for each outstanding share of common stock. Each right entitles the holder to purchase one one-hundredth (1/100) of a share of newly authorized Junior Participating Preferred Stock at a price of $55 per right. The rights, which do not have voting rights, will be exercisable only if a person or group acquires 20% or more of the Company's common stock without the Company's prior consent or announces a tender offer which would result in such ownership of 30% or more of the common stock. In the event the rights become exercisable and thereafter the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, common stock of the acquiring Company having a value of twice the exercise price of the right.
   The rights expire on April 30, 1997, and may be redeemed by the Company at a price of $0.01 per right at any time prior to ten days after a 20% position has been acquired and under certain circumstances thereafter.

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

WARRANTS

   The Company issued detachable warrants in 1992 to a former lender of Schwitzer. The warrants give the holder the right to purchase 480,750 shares, in the aggregate, of the Company's common stock at an exercise price of $8.32 per share, subject to certain conditions. The Company has the right, subject to certain conditions, to repurchase the warrants, which expire on April 15, 2002. The warrants were exercisable at December 31, 1996.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 11. STOCK BASED COMPENSATION PLANS

NON-EMPLOYEE DIRECTOR'S STOCK PLAN

   In 1993, the Board of Directors adopted and the shareholders approved the 1993 Non-Employee Director's Stock Plan ("New Director's Plan"). Pursuant to the New Director's Plan, each non-employee director receives annually a number of shares equal to an aggregate fair market value of $24,000 concurrent with the meeting of the Board of Directors held each year following the Annual Meeting of Stockholders. A total of 25,863 shares were available for grant as of December 31, 1996.

STOCK APPRECIATION RIGHTS PLAN

   In 1994, the Company adopted the 1994 Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan provides for discretionary grants to key employees of cash-only stock appreciation rights in shares of the Company's common stock. Each Stock Appreciation Right ("SAR") measures the change in value of a share of the Company's common stock from the date of grant to the date of exercise. All SARs vest and are exercisable five years after the award date. Unearned compensation, representing changes in the estimated market value of the SAR, has been charged to income in the period incurred. A total of 1,500,000 SARs are authorized to be granted under the SAR Plan. As of December 31, 1996, 131,000 SARs with a basis of $13.88 per SAR had been awarded and were outstanding under the SAR Plan.

STOCK OPTION PLANS

   The Company has four employee stock option plans -- 1983, 1986, 1989 and 1994, and the 1988 stock option plan for non-employee directors. The 1994 Plan provides for the granting of up to 800,000 options to purchase common shares of the Company. All options under the 1994 Plan are granted at prices equal to the market value at the date of grant, fully vest six months after the date of grant, and may be exercised up to ten years from the grant date. As of December 31, 1996, there were 210,663 options available for grant under the 1994 Plan. The 1983, 1986, 1988 and 1989 stock option plans have been terminated except to the extent that options remain outstanding.
   The following is a summary of options outstanding as of December 31, 1996:

                                          Weighted
                                           Average          Average
     Exercise           Options           Exercise         Remaining
       Price            (000's)             Price            Life
$4.81-$7.20                  170          $    5.78        4.3 yrs.
$7.20-$10.80                 211               8.78        4.8 yrs.
$10.80-$16.20                880              13.83        7.5 yrs.
$16.20-$17.75                260              17.20        7.1 yrs.
                           1,521

STOCK BASED COMPENSATION

   Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the guidelines of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts listed below:

IN THOUSANDS, EXCEPT PER SHARE DATA              1996      1995
Net income
  As reported                                 $17,336    $8,183
  Pro forma                                   $17,068    $8,038
Primary earnings per share
  As reported                                 $  1.26    $ 0.62
  Pro forma                                   $  1.24    $ 0.61
Fully diluted earnings per share
  As reported                                 $  1.21    $ 0.62
  Pro forma                                   $  1.19    $ 0.61

   Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
   In accordance with SFAS No. 123, the Company measures compensation cost for disclosure purposes using the Black-Scholes model with the following assumptions for 1995 and 1996: dividend yield of 3.7%; an expected life of 4 to 6 years; expected volatility of approximately 32%; and risk-free interest rates ranging from approximately 5.9% to 7.5%.
   The following table summarizes the transactions pursuant to the Company's stock option plans for the three-year period ended December 31, 1996:

                                 1996                1995              1994
                                   WEIGHTED             Weighted           Weighted
                                       AVG.               Avg.               Avg.
                            SHARES   EXERCISE  Shares   Exercise  Shares   Exercise
                            (000'S)   PRICE    (000's)   Price    (000's)   Price
Outstanding at beginning of
 year                         1,572   $12.08     1,549   $12.09    1,343    $10.51
Granted                         310    14.14       382    12.21      383     16.39
Exercised                      (308)    9.82      (134)    7.70     (137)     8.87
Forfeited                       (24)   16.16      (219)   14.88      (39)    11.11
Expired                         (29)   16.90        (6)   12.32       (1)     7.06
Outstanding at end of year    1,521   $12.81     1,572   $12.08    1,549    $12.09
Exercisable at end of year    1,434   $13.03     1,420   $12.43    1,411    $12.55
Weighted average fair value
 of options granted                   $ 3.97             $ 3.99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 12. OTHER, NET

   Other, net for the years ended December 31, 1996, 1995 and 1994 consisted of the following:

IN THOUSANDS                            1996      1995      1994
Non-operating postretirement
  benefits                           $(1,065)   $ (815)   $ (826)
Covenant not to compete                   --       624     1,250
Settlement of certain liabilities         --     1,586        --
Foreign currency translation
  adjustments                            193        75      (847)
Expenses of terminated merger             --        --      (530)
Miscellaneous                         (1,215)     (977)      241
                                     $(2,087)   $  493    $ (712)

NOTE 13. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

   The Company's operations are organized into two business segments which are defined as Electrical Products and Industrial Products. The Electrical Products Segment manufactures and markets distribution, power and instrument transformers for domestic electrical utilities and certain industrial users; and electrical and electronic wire and cable products to consumer, commercial and industrial users in North America. The Industrial Products Segment designs, produces and markets various industrial products, including turbochargers, fan drives, cooling fans and crankshaft vibration dampers for enhancing the efficiency of diesel and gasoline engines used in light-, medium- and heavy-duty trucks, as well as agricultural, construction and other industrial applications. In addition, operations in this segment manufacture and distribute a variety of springs and metal parts used by other manufacturers in their products or production processes. Approximately two-thirds of the Industrial Products Segments' sales are made to domestic customers with the balance sold throughout the world.
   Net sales represent shipments to unaffiliated customers. Operating earnings for each segment includes all costs and expenses directly related to the segment before financing charges or corporate allocations. Corporate items principally represent general and administrative costs. Identifiable assets are those used in the operations of each business or geographic segment. Corporate assets consist primarily of property, plant and equipment.
   The Company's operations by business segment and geographic area for the years ended December 31, 1996, 1995 and 1994, are as follows:

FINANCIAL DATA BY BUSINESS SEGMENT

IN THOUSANDS                           1996       1995       1994
NET SALES(1)
Electrical                         $268,846   $243,761   $235,274
Industrial                          187,619    181,623    160,843
                                   $456,465   $425,384   $396,117
INCOME BEFORE TAXES AND
  EXTRAORDINARY ITEM
Electrical                         $ 20,103   $ 13,639   $  8,611
Industrial                           22,386     19,541     17,096
  Operating earnings(2)              42,489     33,180     25,707

Corporate                            (6,165)    (4,156)    (3,855)
Interest expense, net                (6,981)    (7,066)    (6,969)
Merger expenses                          --     (4,510)        --
Unallocated                              --        630        720
                                   $ 29,343   $ 18,078   $ 15,603
IDENTIFIABLE ASSETS
Electrical                         $182,468   $127,760   $142,190
Industrial                           91,353     84,145     85,447
Corporate/unallocated                 3,595      2,997      1,548
                                   $277,416   $214,902   $229,185
CAPITAL EXPENDITURES
Electrical                         $  5,134   $  4,287   $  6,283
Industrial                            5,615      9,183      6,211
Corporate/unallocated                   231      1,730        554
                                   $ 10,980   $ 15,200   $ 13,048
DEPRECIATION AND AMORTIZATION
Electrical                         $  6,643   $  5,667   $  5,406
Industrial                            5,633      5,606      5,771
Corporate/unallocated                   194         47         30
                                   $ 12,470   $ 11,320   $ 11,207

(1) IN 1996, 1995 AND 1994, SALES TO A LONG-TIME CUSTOMER OF THE COMPANY'S INDUSTRIAL PRODUCTS SEGMENT REPRESENTED 9%, 10% AND 11%, RESPECTIVELY, OF THE COMPANY'S NET SALES. NO OTHER CUSTOMER REPRESENTS MORE THAN 5% OF THE COMPANY'S NET SALES.
(2) OPERATING EARNINGS IS DEFINED AS OPERATING PROFIT PLUS OTHER, NET DIRECTLY ATTRIBUTABLE TO EACH SEGMENT.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            KUHLMAN CORPORATION AND SUBSIDIARIES

FINANCIAL DATA BY GEOGRAPHIC SEGMENT

IN THOUSANDS                           1996       1995       1994
NET SALES
United States                      $397,393   $363,050   $347,173
Europe                               50,757     50,632     38,630
Other                                 8,315     11,702     10,314
                                   $456,465   $425,384   $396,117
INCOME BEFORE TAXES AND
  EXTRAORDINARY ITEM
United States                      $ 39,077   $ 28,256   $ 20,854
Europe                                3,045      4,601      3,304
Other                                   367        323      1,549
  Operating earnings                 42,489     33,180     25,707

Corporate                            (6,165)    (4,156)    (3,855)
Interest expense, net                (6,981)    (7,066)    (6,969)
Merger expenses                          --     (4,510)        --
Unallocated                              --        630        720
                                   $ 29,343   $ 18,078   $ 15,603
IDENTIFIABLE ASSETS
United States                      $236,441   $178,702   $194,933
Europe                               30,544     26,308     23,925
Other                                 6,836      6,895      8,779
Corporate                             3,595      2,997      1,548
                                   $277,416   $214,902   $229,185

NOTE 14. FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS WITH
OFF-BALANCE-SHEET RISK

   The Company has only limited involvement with derivative financial instruments and does not use them for speculation or trading purposes. The Company hedges the effects of fluctuations in commodity prices, principally copper, through commodity futures contracts, currency fluctuations for certain international transactions and interest rates through interest rate swap agreements.
   At December 31, 1996 and 1995, the Company had $26,000 and $1,328,000,
respectively, of commodity hedging futures contracts outstanding, substantially all of which were for copper. The hedging contracts have maturities that do not exceed four months.
   At December 31, 1996, the Company had $750,000 of currency hedging futures contracts outstanding for the British Pound. The hedging contracts have maturities that do not exceed four months.
   As of December 31, 1996, the Company had entered into four interest rate swap agreements to reduce the risk of movements in interest rates on a portion of its variable rate debt. The terms of the agreements, which have a combined notional principal amount of $75,000,000 allow the Company to receive or make payments on the difference between the stated LIBOR rate and current market rates. The LIBOR rates are fixed and range from 5.40% to 6.35%. The agreements commenced on various dates starting on June 30, 1995 and mature on various dates, the latest of which is July, 1998.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's debt instruments approximated the book value because a substantial portion of the underlying instruments are variable rate notes which re-price frequently.
   The fair value of the Company's futures contracts are estimated based on current settlement values. The fair value of the interest rate swaps are based on valuations from a financial institution. The fair value of the futures and swap agreements approximate the unrealized gain or loss on these instruments. Realized gains or losses during 1996 and unrealized gains or losses at December 31, 1996 on the commodity and currency futures contracts and interest rate swaps were minimal.

CONCENTRATIONS OF CREDIT RISK

   Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. The risk is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. At December 31, 1996, the Company had no significant concentrations of credit risk.

GUARANTEES

   The Company has guaranteed the payment obligations for certain leases and certain payment commitments of its subsidiaries. These guarantees amounted to $1,600,000 at December 31, 1996. The Company is of the opinion that its subsidiaries will be able to perform under their respective obligations and that no payments will be required and no losses will be incurred under such guarantees.

LETTERS OF CREDIT AND SURETY BONDS

   At December 31, 1996, the Company had letters of credit and surety bonds outstanding totaling $3,350,000 which guarantee certain of the Company's activities, primarily performance of the Company's obligations under certain self-insured workers' compensation insurance programs. The Company is of the opinion that no losses will be incurred due to non-performance of these obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 15. SUPPLEMENTAL CASH FLOW INFORMATION

   Cash payments for interest and net cash payments for income taxes are as follows:

IN THOUSANDS                            1996      1995      1994
Interest                              $6,419    $6,743    $7,642
Income taxes, net of refunds          $9,758    $1,726    $3,600

SUPPLEMENTAL NON-CASH INVESTING
AND FINANCING ACTIVITIES

   In 1994, the Company issued 28,169 shares of its common stock to an executive in a non-cash transaction. The shares vested over a one-year period. The fair market value of the stock at the time of issuance was approximately $500,000 and approximately $375,000 of this amount was charged to expense during 1994 and the balance in 1995.
   In 1996, 1995, and 1994, the Company issued 10,736, 16,000 and 10,816 shares of its common stock, respectively, under the 1993 Non-Employee Director's Stock Plan in non-cash transactions. The fair market value of the stock at the time of issuance was approximately $192,000 in each year, and this amount was amortized to expense over the one-year term of the grants.
   See Note 3, "Acquisitions and Divestiture" for additional supplemental information on non-cash investing and financing activities.

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

   The Company's quarterly results are summarized below for the years ended December 31, 1996 and 1995.

IN THOUSANDS, EXCEPT PER SHARE DATA
                                          QUARTER
1996                        FIRST     SECOND    THIRD     FOURTH    TOTAL
NET SALES                  $103,457  $112,200  $119,198  $121,610  $456,465
GROSS PROFIT                 21,464    23,724    27,264    28,483   100,935
OPERATING PROFIT              7,742     8,502    11,241    10,926    38,411
NET INCOME                    3,418     3,732     5,129     5,057    17,336
EARNINGS PER SHARE:
 NET INCOME -- PRIMARY         0.26      0.27      0.37      0.36      1.26
 NET INCOME -- FULLY
   DILUTIVE                    0.25      0.27      0.37      0.35      1.21

                                             Quarter
1995                         First     Second(1)    Third     Fourth    Total
Net sales                   $106,926   $  102,814  $108,561  $107,083  $425,384
Gross profit                  20,713       19,391    22,061    21,942    84,107
Operating profit               7,191        6,000     7,911     8,059    29,161
Income before extraordinary
 item                          3,548         (725)    3,393     3,828    10,044
Extraordinary item, net           --       (1,861)       --        --    (1,861)
Net income                     3,548       (2,586)    3,393     3,828     8,183

Earnings per share (primary
 and fully dilutive):
 Income before
   extraordinary item           0.27        (0.06)     0.26      0.29      0.76
 Extraordinary item, net          --        (0.14)       --        --     (0.14)
 Net income                     0.27        (0.20)     0.26      0.29      0.62

(1) NET INCOME FOR THE SECOND QUARTER AND FULL YEAR OF 1995 INCLUDES APPROXIMATELY $5,600 OR $0.43 PER SHARE FOR MERGER EXPENSES.

NOTE 17. SUBSEQUENT EVENT

   On March 10, 1997, the Company purchased certain assets of the Transportation Products Group ("TPG") of Kysor Industrial Corporation, a Michigan corporation traded on the New York Stock Exchange. The purchase price for TPG was $86,000,000 in cash plus the assumption of certain liabilities. The purchase of TPG was financed from borrowings under the Company's 364-day credit facility. Net sales of TPG for its fiscal year ended December 31, 1996 were approximately $137,700,000.

40

Common Stock Price Ranges

			1996				       1995
Quarters	High	Low	Close  Dividend   High	 Low	 Close	Dividend(a)

1st		15 5/8  11 7/8  15        $0.15	 13 1/2  10 3/4  11 5/8  $0.15
2nd	        18 1/2 	15 1/8	17 3/8	   0.15	 12 3/8  10 3/8  11 1/4	  0.15
3rd		17 1/2 	13 3/4 	14 5/8 	   0.15	 13	 10 7/8  12 1/8   0.15
4th		19 3/8	14 1/8 	19 3/8 	   0.15	 13 3/8  10 7/8  12 1/2	  0.15

(a)	Dividends per share not restated to reflect the merger with Schwitzer.
	The Common Stock of Kuhlman (KUH) is listed on the New York Stock Exchange and is quoted daily by the Exchange in most major newspapers. The table above shows the price range per share and the dividends declared per share for the last two years. At December 31, 1996, there were 13,730,976 shares of Common Stock outstanding and 6,024 shareholders of record. It is estimated that there are approximately 16,500 shareholders in total, including those holding stock in "nominee" or "street" name.
	A dividend investment program is maintained for Kuhlman shareholders of record. Additional shares of stock may be purchased with dividends paid on Kuhlman stock and/or with cash payments of $10 to $3,000 per calendar quarter. The Company pays all brokerage fees and administrative costs on these stock purchases. The plan is administered for the Company by its Transfer Agent, Harris Trust and Savings Bank. Inquiries concerning the plan should be directed to the bank.