Form 10-K405, Exhibit 13
period 1997-12-31
KUHLMAN CORP
filed 1998-03-30
CIK 56955

                       FIVE-YEAR SELECTED FINANCIAL DATA
                      KUHLMAN CORPORATION AND SUBSIDIARIES


FOR THE YEARS ENDED DECEMBER 31,                            1997           1996           1995           1994           1993
----------------------------------------------------        ----           ----           ----           ----           ----
In thousands, except per share data
Income statement data
Net sales                                              $ 643,440      $ 456,465      $ 425,384      $ 396,117      $ 242,221
Gross profit (%)                                           23.0  %        22.1  %        19.8  %        19.2  %        17.9  %
Operating expenses (%)                                     14.1  %        13.7  %        12.9  %        13.3  %        13.2  %
Operating profit before restructuring costs               57,148         38,411         29,161         23,284         11,429
Operating profit (%)                                        8.9  %         8.4  %         6.9  %         5.9  %         4.7  %
Restructuring costs                                            -              -              -              -          8,650
Interest expense, net                                     (8,637)        (6,981)        (7,066)        (6,969)        (4,523)
Merger expenses                                                -              -         (4,510)             -              -
Other, net                                                (2,009)        (2,087)           493           (712)           178
Income (loss) before taxes and extraordinary item         46,502         29,343         18,078         15,603         (1,566)
Taxes (benefit) on income (loss)                          18,573         12,007          8,034          5,633         (1,876)
Income before extraordinary item                          27,929         17,336         10,044          9,970            310
Extraordinary item, net of tax                                 -              -         (1,861)             -              -
Net income                                                27,929         17,336          8,183          9,970            310
----------------------------------------------------   ---------      ---------      ---------      ---------      ---------
Earnings per share (diluted):
Income before extraordinary item                        $  1.75        $  1.25        $  0.75        $  0.73        $  0.02
Extraordinary item, net of tax                                 -              -          (0.14)             -              -
Net income                                                 1.75           1.25           0.61           0.73           0.02
----------------------------------------------------   ---------      ---------      ---------      ---------      ---------
AS OF DECEMBER 31,                                          1997           1996           1995           1994           1993
----------------------------------------------------   ---------      ---------      ---------      ---------      ---------
In thousands
Balance sheet data
Working capital                                         $ 60,065       $ 54,592       $ 39,182       $ 49,501       $ 63,397
Plant and equipment - net                                125,526         77,864         66,249         64,750         61,161
Total assets                                             461,318        277,416        214,902        229,185        242,921
Total debt                                               117,732         94,597         74,175         84,773        106,130
Shareholders' equity                                     174,453         91,574         74,232         73,216         64,187
----------------------------------------------------   ---------      ---------      ---------      ---------      ---------
FOR THE YEARS ENDED DECEMBER 31,                            1997           1996           1995           1994           1993
----------------------------------------------------   ---------      ---------      ---------      ---------      ---------
In thousands, where applicable
Other data
EBITDA(1)                                               $ 75,055       $ 48,794       $ 40,974       $ 33,779       $ 20,209
Cash flow from operations                               $ 54,652       $ 37,683       $ 28,131       $ 18,881       $ 10,518
Capital expenditures                                    $ 19,966       $ 10,980       $ 15,200       $ 13,048       $  6,091
Depreciation and amortization                           $ 19,916       $ 12,470       $ 11,320       $ 11,207       $  8,602
Dividends paid                                          $  8,676       $  7,967       $  5,814       $  3,640       $  3,530
Net book value per share                                $  10.55       $   6.67       $   5.64       $   5.59        $  4.97
Return on investment(2)                                       13%            12%            12%             9%             7%
Return on equity(3)                                           21%            21%            18%            15%             8%
Total debt as a percentage of total capitalization            40%            51%            50%            54%            62%
Inventory turns                                              7.9            7.0            7.6            7.0            6.3
Days sales outstanding                                      54.7           53.8           52.3           53.7           52.4
Number of employees                                        4,194          2,782          2,284          2,375          2,364
Shares outstanding at year-end                            16,529         13,731         13,167         13,100         12,914

(1) Income before interest and taxes plus depreciation and amortization, excluding restructuring costs and merger expenses.
(2) Return on investment is calculated as income for the year divided by average investment. Income is defined as net income plus the net of tax impact of interest expense, restructuring costs and merger expenses. Average investment is the sum of total debt and equity plus the equity effect of restructuring costs and merger expenses, less cash.
(3) Return on equity is calculated as income for the year divided by average equity. Income is defined as net income plus the net of tax impact of restructuring costs and merger expenses. Average equity is adjusted for the effect of restructuring costs and merger expenses.


                                       1
                     Kuhlman Corporation 1997 Annual Report

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                      KUHLMAN CORPORATION AND SUBSIDIARIES



Overview

In 1997, Kuhlman Corporation ("Kuhlman" or the "Company") made significant progress toward its goal of being a larger, more diversified manufacturing organization focused on building shareholder value by delivering superior financial performance. While there are numerous metrics by which to gauge the performance of a company, Kuhlman continued to make progress on virtually all significant financial fronts. For example, net income grew 61% in 1997 over 1996 on an increase in net sales of 41%, while diluted earnings per share advanced 40% in the same period. Similarly, the Company's return on investment improved to 13% in 1997 from 12% in 1996, while return on shareholders' equity of 21% in 1997 exceeded 20% for the second consecutive year. Importantly, Kuhlman delivered economic value to its shareholders by providing operating earnings greater than the cost of the capital employed to produce those earnings for the third consecutive year. The Company was able to achieve these results while diversifying the organization through acquisitions. During 1997, the Company continued to expand its operations both through internal growth and by acquiring businesses that participate in strategic markets. The two businesses acquired in 1997, the Transportation Products Group ("Kysor") of Kysor Industrial Corporation and Snyder Tank Corp. ("Snyder Tank"), significantly strengthened Kuhlman's Schwitzer Group, which is one of the world's leading providers of proprietary products used in commercial and industrial transportation applications.

Since 1993, Kuhlman has acquired five businesses and merged with another and, in the process, significantly broadened its operations both in terms of industry focus and geographical distribution. As a result, consolidated net sales in 1997 exceeded $643 million, a substantial change from the $118 million reported in 1993 by the original Kuhlman before giving effect to the merger with Schwitzer, Inc. ("Schwitzer"). Similarly, net income grew to approximately $28 million in 1997 compared to a net loss of $3 million reported in 1993 by the original Kuhlman.

Kuhlman's business units operate in two product segments based on the distinct markets and customers served: Electrical and Industrial. The Electrical Products Segment manufactures and sells primarily electrical equipment and wire and cable products to electrical utilities and certain consumer, commercial and industrial users, while the Industrial Products Segment manufactures and sells proprietary products for use in commercial and industrial engines and other applications.

The purpose of this discussion and analysis is to enhance the understanding and evaluation of the Company's results of operations as well as its financial position, cash flows, indebtedness and other key financial information for the years ended December 31, 1997, 1996 and 1995.


Liquidity and Capital Resources

Cash Flow

The Company continues to generate substantial cash flow from operations and remains in a strong financial position. Management believes that the Company's liquidity and financial flexibility are more than adequate to support its continued growth through both internal expansion and potential acquisitions.

Overall, Kuhlman generated record cash flow from operations of $54,652,000 in 1997, an increase of 45% compared to 1996. This was the third consecutive year of record cash flow from operations. Cash flow from operations was $37,683,000 and $28,131,000 in 1996 and 1995, respectively, which represented an increase of 34% and 49%, respectively, over the prior year. Improved operating earnings in each segment and strong working capital management were the primary contributors to the Company's continued growth in cash flow from operations. Consolidated working capital at December 31, 1997 was $60,065,000 compared to $54,592,000 at December 31, 1996, an increase of $5,473,000 (10%). The increase was due primarily to higher cash and cash equivalents at certain foreign locations and the acquisitions of Kysor and Snyder Tank. Operating working capital (defined as accounts receivable and inventory less accounts payable and accrued expenses) decreased 15% to $36,745,000 at December 31, 1997 from $43,366,000 at December 31, 1996. The decrease in operating working capital was primarily due to improved working capital management, particularly of inventories, and the positive impact of higher accrued expenses attributable to the timing of payments for certain operating expenses. Operating working capital as a percentage of net sales for 1997 declined to 6% from 10% and 11% (adjusted for the sale of Nehring Electrical Works) in 1996 and 1995, respectively. Increases in total assets, debt and long-term liabilities at December 31, 1997 reflect the Company's growth in sales and acquisitions.

In 1997, the Company continued to focus on improving the returns on its invested capital by redeploying underperforming, non-core assets and making additional capital investments in areas where the Company can maximize its earnings potential. This includes expenditures on machinery and equipment for internal expansion as well as on acquisitions for businesses in strategic markets. As part of this effort, the Company spent $19,966,000 in 1997 for new machinery and equipment. Over the last three years,


                                        2
                     Kuhlman Corporation 1997 Annual Report

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

the Company has invested a total of $46,146,000 for new plant and equipment primarily to improve productivity, product quality and durability, increase manufacturing capacity and enhance its customer service capabilities in each segment. The Company believes these investments, which have exceeded depreciation expense by 23% in the three-year period ended December 31, 1997, have played a key role in improving operating profit margins and will enhance its operations and financial performance in 1998 and beyond.

Acquisitions continued to play a key role in the growth and diversification of Kuhlman in 1997. The Company invested approximately $105,000,000, net of cash, plus the assumption of certain liabilities in 1997 to acquire Kysor and Snyder Tank in March and November of 1997, respectively. Both acquisitions were accounted for as purchases and accordingly their results of operations have been included in the Company's consolidated results since their respective dates of acquisition. In order to fund the acquisitions and associated working capital, the Company borrowed approximately $110,000,000 from existing lines of credit (See Capitalization below and Note 3 of the Notes to Consolidated Financial Statements for additional information).

Dividends were a record $8,676,000 in 1997 compared with $7,967,000 in 1996 and $5,814,000 in 1995. The increase in the dividends paid in 1997 over the previous two years was primarily due to the issuance of 2,500,000 new shares of common stock to the public in mid-1997 and 6,980,000 new shares of common stock on May 31, 1995, in conjunction with the Schwitzer merger. These shares were eligible to receive dividends commencing on their issuance date. The dividend amounted to $0.60 per share in each of the last three years.

Capitalization

Total debt increased to $117,732,000 at December 31, 1997 from $94,597,000 at December 31, 1996. The increase was due primarily to the acquisitions of Kysor and Snyder Tank, partially offset by the Company's record cash flow and proceeds from the issuance of common stock. The Company sold a total of 2,500,000 shares of common stock at a per share price of $28.875 on June 27 and July 8, 1997. The total proceeds, net of expenses, of $68,187,000 were used to repay outstanding debt associated with the Kysor acquisition and to redeem outstanding warrants to purchase 480,750 shares of the Company's common stock.

On June 30, 1997, the Company amended its primary credit facilities with its banks in order to, among other things, enhance its financial flexibility, lower its cost of borrowed funds and extend its facility for funding future acquisitions. The Company's revolving credit facility, which was increased to $165,000,000 from $125,000,000, is to be used for general corporate purposes and is due on June 30, 2002. Borrowings under this facility were $111,500,000 at December 31, 1997. In addition, the Company's 364-day, $125,000,000 facility, which was established primarily to fund future acquisitions, was extended to June 29, 1998, and amounts drawn under this facility, if any, would convert to a 4-year term loan commencing on October 1, 1998. At December 31, 1997, there were no borrowings against this facility. Total availability under the Company's domestic and foreign revolving credit agreements, excluding the 364-day facility, was $59,786,000 at December 31, 1997.

The Company's total debt-to-capital ratio was 40% at December 31, 1997 compared to 51% and 50% at December 31, 1996 and 1995, respectively. The total debt-to-capital ratio declined in 1997 because of the issuance of common stock noted above and the Company's record cash flow which offset the impact of additional indebtedness incurred from the acquisitions. In addition, shareholders' equity grew 91% to $174,453,000 at December 31, 1997 from $91,574,000 at the end of 1996 reflecting the benefit of the stock issuance and the Company's record earnings in 1997. Return on average shareholders' equity of 21% in 1997 exceeded 20% for the second consecutive year reflecting the Company's record earnings performance in 1997.


Results of Operations

Consolidated Results

In 1997, the Company sold more products, earned more income and generated more cash flow from operations than in any year in its 104-year history. 1997 was the fourth consecutive year in which the Company achieved record sales as all key business units reported sales growth. Consolidated net sales were $643,440,000 in 1997 compared with $456,465,000 and $425,384,000 reported in
1996 and 1995, respectively. The Company reported record net income in 1997 of $27,929,000 compared to $17,336,000 in 1996, an increase of 61%. In 1995, net income was $13,783,000 (before expenses associated with the Schwitzer merger). Net income in 1996 and 1995 increased 26% and 38%, respectively, over the earnings reported in the previous year. Diluted earnings per share increased 40% to $1.75 in 1997 from $1.25 in 1996 which was up 23% from $1.02 (before expenses associated with the Schwitzer merger) reported in 1995. Net income and earnings per share in 1995 were $8,183,000 and $0.61, respectively, after giving effect to the merger


                                        3
                     Kuhlman Corporation 1997 Annual Report

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

expenses. Please refer to Note 2 of the Notes to Consolidated Financial Statements which more fully describes the merger with Schwitzer.

Net sales at Kuhlman increased 41% in 1997 over 1996 due primarily to solid gains in both the Electrical and Industrial Products Segments and the acquisitions of Kysor and Snyder Tank. Within the Electrical Products Segment, sales were benefitted by record shipments of medium power transformers to utilities and growth in certain wire and cable products. The Industrial Products Segment achieved record sales in 1997, almost double the sales reported in this segment in 1996, due to excellent domestic and international demand for various engine component products and the acquisitions noted above. The Company's consolidated net sales in 1996 were 7% higher than those reported in 1995 primarily due to strong demand for industrial engine components and medium power transformers, and the addition of Communication Cable, Inc. ("CCI").

Kuhlman posted record operating profit in 1997 due to the strong earnings performance of each business segment. Consolidated operating profit advanced 49% in 1997 to $57,148,000 (8.9% of net sales) from $38,411,000 (8.4% of net sales) reported in 1996. Operating profit in 1995 was $29,161,000 (6.9% of net sales). The growth in operating profit in 1997 was primarily due to the record sales volume noted above and improved gross profit margins for key products. Consolidated gross profit margins advanced to 23.0% of net sales in 1997 from 22.1% and 19.8% in 1996 and 1995, respectively. The improvement in gross profit margins was primarily due to changes in sales mix to higher value-added products and better manufacturing efficiencies as a result of productivity improvement programs. Operating expenses for Kuhlman in 1997 were $91,072,000 (14.1% of net sales) compared to $62,524,000 (13.7% of net sales) in 1996 and $54,946,000 (12.9% of net sales) in 1995. Operating expenses increased in 1997 over 1996 primarily due to the higher sales noted above, the addition of Kysor and the impact of the Long-Term Incentive Plan ("LTIP"), which increased operating expenses by $4,544,000. Excluding the impact of the LTIP, operating expenses as a percentage of net sales would have declined to approximately 13.5% in 1997. Operating expenses in terms of actual amounts spent and as a percentage of net sales increased in 1996 over 1995 primarily due to the higher net sales noted above and changes in product mix.

Other income (expense) for Kuhlman is made up primarily of interest expense and, to a lesser extent, other miscellaneous non-operating activity. Interest expense, net for the Company was $8,637,000, $6,981,000 and $7,066,000 in 1997,
1996 and 1995, respectively. Interest expense, net was up in 1997 compared to 1996 primarily because of higher debt levels attributable to the acquisitions, partially offset by the reduction of debt associated with the issuance of additional common stock and the lower cost of borrowed funds. Interest expense, net was down slightly in 1996 compared to 1995 primarily because of the Company's lower cost of borrowed funds from period to period. Expenses associated with other miscellaneous non-operating activity has remained constant between 1997 and 1996 while 1995 was benefitted by a one-time gain. See Note 12, "Other, Net," of the Notes to Consolidated Financial Statements for additional information.

The effective tax rate reported by the Company was 39.9% in 1997 compared to 40.9% and 44.4% in 1996 and 1995, respectively. The differences between these rates and the statutory Federal income tax rate for those three years is due primarily to the effect of state income taxes and the non-deductability of certain goodwill amortization. See Note 8, "Income Taxes," of the Notes to Consolidated Financial Statements for additional information.

Electrical Products Segment

The Electrical Products Segment is comprised of Kuhlman Electric Corporation ("Kuhlman Electric") and Coleman Cable Systems, Inc. ("Coleman Cable"). Sales and operating earnings for the Electrical Products Segment are generally affected by the level of domestic economic activity in the consumer, commercial and industrial markets served. Housing starts, commercial and industrial construction, and electrical usage are key indicators of demand for the segment's various products. Additionally, the maintenance and upgrading of established electrical systems creates demand for the segment's transformer products.

In 1997, the Electrical Products Segment reported record sales and operating earnings for the third consecutive year. Net sales increased to $297,087,000 in 1997 from $268,846,000 reported in 1996 and $243,761,000 in 1995. Operating earnings of the Electrical Products Segment were $21,165,000 in 1997 compared to $20,103,000 and $13,639,000 in 1996 and 1995, respectively. Operating earnings as a percentage of net sales were 7.1%, 7.5% and 5.6% in 1997, 1996 and 1995, respectively. In 1997, net sales for the Electrical Products Segment increased 11% over 1996 primarily due to greater shipments of medium power transformers and certain wire and cable products, as well as the inclusion of the results of CCI and Web Wire for the full period. The increase was partially offset by lower net sales of security wire due to increased competition in that market segment. Net sales in 1996 for the Electrical Products Segment increased 10% over 1995


                                        4
                     Kuhlman Corporation 1997 Annual Report

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

primarily due to continued expansion of the medium power transformer business and the addition of CCI.

Operating earnings for the Electrical Products Segment increased 5% in 1997 over 1996 because of the record operating performance at Kuhlman Electric, partially offset by a decline at Coleman Cable. The record operating performance at Kuhlman Electric in 1997 was driven primarily by strong shipments of medium power transformers and enhanced margins overall due to improved manufacturing efficiencies. Operating earnings at Coleman Cable declined in 1997 over 1996 primarily because of costs incurred to enhance the Company's manufacturing operations, the impact of changes in the cost of copper, and reduced margins from the sales of security wire. In 1996, operating earnings for the Electrical Products Segment increased 47% over 1995 primarily due to the continued improvement in the operating performance at Kuhlman Electric and the addition of CCI.

The improvement in the financial results reported by the Electrical Products Segment in 1997 was driven by the Company's continued focus on providing its customer base with higher value-added products and implementing programs that enhance productivity. The result of these efforts has been to change the mix of sales to higher margin products and services and to improve manufacturing efficiencies at key locations. This focus continued to have a positive impact on the results of Kuhlman Electric which increased sales and operating earnings 9% and 50%, respectively, over the 1996 period. Within Kuhlman Electric, the Company has emphasized its medium power and instrument transformer lines which generally carry higher margins compared to other product lines. As a result of this shift in product focus, coupled with the Company's continued programs to improve manufacturing efficiencies and productivity over the last four years, Kuhlman Electric has posted solid annual gains in operating performance since 1993. Similarly, net sales for wire and cable products within the Electrical Products Segment reached record highs for the third consecutive year in 1997. Net sales increased 11% in 1997 compared to 1996 and 6% in 1996 over 1995. The increases in net sales for wire and cable products over the last three years have been driven by the Company's overall strategy of providing a broader range of value-added products to customers in key channels of distribution. This strategy has been augmented by the additions of CCI and Web Wire which have expanded both the Company's product offering and customer base. While this strategy has improved profit margins due to a better sales mix, operating earnings at Coleman Cable in 1997 were negatively impacted due to the cost associated with actions taken by the Company to strengthen its manufacturing operations in order to facilitate enhanced product quality and customer service.

Industrial Products Segment

The Industrial Products Segment is comprised of the Schwitzer Group, which is made up of Schwitzer, Kysor, Snyder Tank, and Emtec Products Corporation. Profitability in this segment is generally affected by economic conditions in industrialized and developing regions of the world. Capital expenditures for light, medium and heavy-duty trucks, construction and agricultural equipment and other industrial and commercial transportation equipment are indirect indicators of demand for the segment's products.

Net sales and operating earnings in the Industrial Products Segment reached record highs again in 1997. Net sales were $346,353,000 in 1997 compared to $187,619,000 and $181,623,000 in 1996 and 1995, respectively. Operating earnings for the Industrial Products Segment increased in 1997 to $46,636,000 from $22,386,000 and $19,541,000 in 1996 and 1995, respectively. Operating earnings as a percentage of net sales advanced to 13.5% in 1997 compared to 11.9% and 10.8% in the previous two years, respectively.

Sales and operating earnings for the Industrial Products Segment increased 85% and 108%, respectively, in 1997 compared to 1996. The significant improvement was due primarily to the acquisition of Kysor and continued robust demand worldwide for various industrial engine components. The positive demand was derived primarily from original equipment manufacturers ("OEMs") in the United States and Europe as economic conditions remained favorable throughout much of the world. The addition of Kysor significantly expanded and strengthened the Company's product offering and customer base for commercial and industrial transportation components. The combination of Kysor and Schwitzer afforded the Company an opportunity to enhance and streamline certain engineering and manufacturing operations in 1997, which contributed to greater productivity as well as improved product quality and customer service. Actions such as these are a key element of the Company's overall strategy of improving profitability while providing its customers with higher value-added products and services. Excluding the impact of acquisitions, sales to domestic based customers grew 14% in 1997 from 1996 while international sales grew 10% over the same period. Operating earnings in the Industrial Products Segment more than doubled in 1997 over 1996 as profit margins advanced significantly due primarily to improved operating efficiencies, the impact of higher sales volume and lower operating expenses as a percentage of sales.


                                        5
                     Kuhlman Corporation 1997 Annual Report

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

In 1996, sales and operating earnings for the Industrial Products Segment grew 3% and 15%, respectively, over the results reported in 1995. The growth in sales volume was due primarily to greater demand from domestic OEM customers. Domestic sales increased approximately 8% in 1996 compared to 1995 primarily due to improved market conditions for medium and heavy-duty trucks and agricultural and construction equipment, while international sales remained constant. The improvement in operating margins was driven by the higher sales volume, resulting in better utilization of production capacity.

Effects of Inflation

The Company uses numerous raw materials in its products, including copper, aluminum, steel and plastics. While the prices for many of those materials continue to fluctuate, the overall effect of inflation on the Company's operations has been minimal in 1997 and 1996, and somewhat greater in 1995.

Other Matters

Kuhlman is currently working to resolve the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Based on preliminary information, costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations, cash flows, liquidity or capital resources in future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner. While the Company does not expect expenditures associated with year 2000 compliance to be material, necessary cash outlays will be funded through the Company's operating cash flow.


Outlook for 1998

In 1997, Kuhlman Corporation made significant progress toward its objective of becoming a larger, more diversified organization. Through diversification and size, management believes that Kuhlman will be less dependent on the business cycles of a single economy, industry or product and thus able to provide more consistent and sustainable growth in earnings and cash flow on which to build the Company in the future. Actions such as the acquisitions made in the last five years, the sale of additional common stock and a significant capital expenditure program have made Kuhlman Corporation a larger and more diversified company with greater financial resources. As Kuhlman enters 1998, management believes that the Company is positioned to grow and prosper in its many markets. However, management's optimism about the future continues to be tempered somewhat by matters including, but not limited to, the potential impact of fluctuating currencies and raw material costs, an uncertain economic environment in certain markets and the potential for rising interest rates. While management will continue to focus on these variables very carefully, it remains cautiously optimistic about the Company's near-term prospects and confident about its long-term future.


Safe Harbor Statement

The statements contained under the caption "Outlook for 1998" and certain other information contained in this report, which can be identified by the use of forward-looking terminology such as "believe," "may," "will," "expect," "continue," "remains," "intend," "aim," "should," "prospects," "strive," "indicate," "goals," "seek," "vision," "strategy," "could," "plan," "become," "objective" and "future," or the negative thereof or other variations thereon or comparable terminology, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. Such risks and uncertainties could cause actual results to differ materially from those projected. These uncertainties include, but are not limited to, economic conditions, market demand and pricing, competitive and cost factors, raw material prices, global interest rates, foreign exchange rates, and other risk factors.


                                        6
                     Kuhlman Corporation 1997 Annual Report

                       CONSOLIDATED STATEMENTS OF INCOME
                      KUHLMAN CORPORATION AND SUBSIDIARIES


FOR THE YEARS ENDED DECEMBER 31,                                  1997        1996          1995
-----------------------------------------------------------       ----        ----          ----
In thousands, except per share amounts
Net sales                                                    $ 643,440    $456,465     $ 425,384
Cost of goods sold                                             495,220     355,530       341,277
-----------------------------------------------------------  ---------    --------     ---------
 Gross profit                                                  148,220     100,935        84,107
-----------------------------------------------------------  ---------    --------     ---------
Operating expenses:
Selling, engineering, general and administrative expenses       88,068      60,755        53,610
Intangible amortization                                          3,004       1,769         1,336
-----------------------------------------------------------  ---------    --------     ---------
 Total operating expenses                                       91,072      62,524        54,946
-----------------------------------------------------------  ---------    --------     ---------
  Operating profit                                              57,148      38,411        29,161
Other income (expense):
Interest expense, net                                           (8,637)     (6,981)       (7,066)
Merger expenses                                                      -           -        (4,510)
Other, net                                                      (2,009)     (2,087)          493
-----------------------------------------------------------  ---------    --------     ---------
 Total other income (expense), net                             (10,646)     (9,068)      (11,083)
-----------------------------------------------------------  ---------    --------     ---------
Income before taxes and extraordinary item                      46,502      29,343        18,078
Taxes on income                                                 18,573      12,007         8,034
-----------------------------------------------------------  ---------    --------     ---------
Income before extraordinary item                                27,929      17,336        10,044
Extraordinary item (net of tax effect of $1,175)                     -           -        (1,861)
-----------------------------------------------------------  ---------    --------     ---------
  Net income                                                 $  27,929    $ 17,336     $   8,183
===========================================================  =========    ========     =========
Per share amounts:
 Basic:
  Income before extraordinary item                           $    1.84    $   1.29     $    0.76
  Extraordinary item                                                 -           -         (0.14)
-----------------------------------------------------------  ---------    --------     ---------
  Net income                                                 $    1.84    $   1.29     $    0.62
===========================================================  =========    ========     =========
 Diluted:
  Income before extraordinary item                           $    1.75    $   1.25     $    0.75
  Extraordinary item, net of tax                                     -           -         (0.14)
-----------------------------------------------------------  ---------    --------     ---------
  Net income                                                 $    1.75    $   1.25     $    0.61
===========================================================  =========    ========     =========
Average shares outstanding
  Basic                                                         15,160      13,389        13,178
  Diluted                                                       15,929      13,858        13,475

The Notes to Consolidated Financial Statements should be read in conjunction with these statements.

                                        7
                     Kuhlman Corporation 1997 Annual Report

                          CONSOLIDATED BALANCE SHEETS
                      KUHLMAN CORPORATION AND SUBSIDIARIES


DECEMBER 31,                                                                                 1997           1996
----------------------------------------------------------------------------------------- --------       ---------
In thousands
Assets
Current assets
Cash and cash equivalents                                                                  $    6,529     $   2,209
Accounts receivable, less reserves of $3,726 and $2,344 at December 31, 1997 and 1996,        104,190        70,079
  respectively
Inventories                                                                                    71,282        52,530
Deferred income taxes                                                                          13,540         7,810
Prepaid expenses and other current assets                                                       4,726         3,502
----------------------------------------------------------------------------------------- -----------    ----------
 Total current assets                                                                         200,267       136,130
----------------------------------------------------------------------------------------- -----------    ----------
Plant and equipment
Land                                                                                            4,130         3,075
Buildings and leasehold improvements                                                           47,744        39,138
Machinery, fixtures and equipment                                                             173,300       122,655
Construction in progress                                                                        5,720         2,825
----------------------------------------------------------------------------------------- -----------    ----------
                                                                                              230,894       167,693
Less - accumulated depreciation and amortization                                             (105,368)      (89,829)
----------------------------------------------------------------------------------------- -----------    ----------
 Plant and equipment - net                                                                    125,526        77,864
----------------------------------------------------------------------------------------- -----------    ----------
Intangible assets, net of amortization of $7,445 and $4,441 at December 31, 1997 and
  1996, respectively                                                                          123,616        58,326
----------------------------------------------------------------------------------------- -----------    ----------
Other assets                                                                                   11,909         5,096
----------------------------------------------------------------------------------------- -----------    ----------
                                                                                           $  461,318     $ 277,416
                                                                                          ===========    ==========
Liabilities and Shareholders' Equity
Current liabilities
Current portion of long-term debt                                                          $    1,475     $   2,295
Accounts payable                                                                               50,913        35,410
Accrued liabilities                                                                            87,814        43,833
----------------------------------------------------------------------------------------- -----------    ----------
 Total current liabilities                                                                    140,202        81,538
----------------------------------------------------------------------------------------- -----------    ----------
Long-term debt                                                                                116,257        92,302
----------------------------------------------------------------------------------------- -----------    ----------
Accrued postretirement benefits                                                                19,573         8,859
----------------------------------------------------------------------------------------- -----------    ----------
Other long-term liabilities                                                                    10,833         3,143
----------------------------------------------------------------------------------------- -----------    ----------
 Total liabilities                                                                            286,865       185,842
----------------------------------------------------------------------------------------- -----------    ----------
Shareholders' equity
Preferred stock, par value $1.00, 2,000 shares authorized, none issued; Junior participating preferred stock,
 Series A, no par value, 200 shares authorized, none issued                                         -             -
Common stock, par value $1.00, 20,000 shares authorized, 16,601 and 13,803 shares issued
at December 31, 1997 and 1996, respectively                                                    16,601        13,803
Additional paid-in capital                                                                    103,543        32,749
Retained earnings                                                                              57,777        47,272
Foreign currency translation adjustments                                                       (1,364)         (640)
Minimum pension liability                                                                      (1,184)         (690)
----------------------------------------------------------------------------------------- -----------    ----------
                                                                                              175,373        92,494
Less - treasury stock at cost (72 shares in 1997 and 1996)                                       (920)         (920)
----------------------------------------------------------------------------------------- -----------    ----------
 Total shareholders' equity                                                                   174,453        91,574
----------------------------------------------------------------------------------------- -----------    ----------
                                                                                           $  461,318     $ 277,416
                                                                                          ===========    ==========

The Notes to Consolidated Financial Statements should be read in conjunction with these balance sheets.

                                        8
                     Kuhlman Corporation 1997 Annual Report

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      KUHLMAN CORPORATION AND SUBSIDIARIES


FOR THE YEARS ENDED DECEMBER 31,                                                       1997         1996             1995
----------------------------------------------------------------------------------- --------      -------         -------
In thousands
Cash flows from operating activities:
 Net income                                                                          $   27,929    $  17,336      $ 8,183
 Adjustments to reconcile net income to net cash provided by operating activities:
  Extraordinary item, net                                                                     -            -        1,861
  Merger expenses                                                                             -            -        4,510
  Depreciation and amortization                                                          19,916       12,470       11,320
  Deferred income taxes                                                                  (1,100)         (25)       3,501
  Provision for losses on accounts receivable                                               472          685        1,211
  Non-cash charges and other, net                                                         2,794         (217)          67
  Changes in operating assets and liabilities:(1)
   Accounts receivable                                                                   (4,976)      (4,780)        (885)
   Inventories                                                                           (1,765)      (1,300)      (2,057)
   Prepaid expenses and other current assets                                                (87)         274        2,240
   Accounts payable                                                                       2,266        3,915        1,049
   Accrued liabilities                                                                    9,203        9,325       (2,869)
----------------------------------------------------------------------------------- -----------   ----------    ---------
    Net cash provided by operating activities                                            54,652       37,683       28,131
=================================================================================== ===========   ==========    =========
Cash flows from investing activities:
 Capital expenditures                                                                   (19,966)     (10,980)     (15,200)
 Acquisition of businesses, net of cash acquired                                       (104,744)     (39,863)          -
 Proceeds from sales of assets                                                              437          126        7,248
----------------------------------------------------------------------------------- -----------   ----------     ---------
    Net cash used for investing activities                                             (124,273)     (50,717)      (7,952)
=================================================================================== ===========   ==========     =========
Cash flows from financing activities:
 Net change in revolving loan facility                                                  (67,016)     (21,572)      (4,160)
 Proceeds from issuance of long-term debt                                                90,000       39,439       25,016
 Repayment of long-term debt                                                             (1,939)      (1,850)     (32,108)
 Dividends paid                                                                          (8,676)      (7,967)      (5,814)
 Stock options exercised                                                                  2,561        2,000          933
 Cash proceeds from stock issuance                                                       68,187        4,905           -
 Redemption of warrants                                                                  (9,139)           -           -
 Repurchase of common stock                                                                   -            -         (920)
 Payments for merger and related expenses                                                     -            -       (5,612)
 Other                                                                                      (12)        (534)         (23)
----------------------------------------------------------------------------------- -----------   ----------    ---------
    Net cash provided by (used for) financing activities                                 73,966       14,421      (22,688)
=================================================================================== ===========   ==========    =========
Effect of exchange rate changes on cash and cash equivalents                                (25)         241           54
----------------------------------------------------------------------------------- -----------   ----------    ---------
Increase (decrease) in cash and cash equivalents                                          4,320        1,628       (2,455)
Cash and cash equivalents, beginning of year                                              2,209          581        3,036
----------------------------------------------------------------------------------- -----------   ----------    ---------
    Cash and cash equivalents, end of year                                           $    6,529    $   2,209     $    581
=================================================================================== ===========   ==========    =========

(1) Net of the effects of acquisitions and foreign currency translation, where applicable. See Note 9 for information on non-cash investing and financing activities.



The Notes to Consolidated Financial Statements should be read in conjunction with these statements.

                                        9
                     Kuhlman Corporation 1997 Annual Report

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      KUHLMAN CORPORATION AND SUBSIDIARIES


FOR THE YEARS ENDED                                               ADDITIONAL
DECEMBER 31, 1997,                     COMMON        COMMON        PAID-IN
1996 AND 1995                        SHARES(1)        STOCK        CAPITAL
===================================  ========        ========     =======
In thousands
-----------------------------------
Balance - December 31, 1994             13,100        $13,100    $   25,300
-----------------------------------  ---------       --------    ----------
Net income                                   -             -              -
Cash dividends declared
 ($0.60 per share)(2)                        -             -              -
Exercise of stock options                  127            127           806
Issuance of common stock                    16             16           176
Repurchase of common stock                 (72)             -             -
Minimum pension liability                    -              -             -
Currency translation adjustment              -              -             -
Other                                       (3)            (3)          (65)
-----------------------------------  ------------    ----------  ----------
Balance - December 31, 1995             13,168       $ 13,240    $   26,217
-----------------------------------  -----------     ---------   ----------
Net income                                   -              -             -
Cash dividends declared
 ($0.60 per share)                           -              -             -
Exercise of stock options                  223            223         1,777
Issuance of common stock(3)                340            340         4,755
Minimum pension liability                    -              -             -
Currency translation adjustment              -              -             -
-----------------------------------  -----------     ---------   ----------
Balance - December 31, 1996             13,731        $13,803    $   32,749
-----------------------------------  -----------     ---------   ----------
Net income                                   -              -             -
Cash dividends declared
 ($0.60 per share)                           -              -             -
Issuance of common stock(4)              2,638          2,638        69,203
Exercise of stock options                  160            160         2,401
Redemption of warrants                       -              -          (810)
Minimum pension liability                    -              -             -
Currency translation adjustment              -              -             -
-----------------------------------  -----------     ---------   ----------
Balance - December 31, 1997             16,529        $16,601    $  103,543
===================================  ===========     =========   ==========



                                                  FOREIGN
FOR THE YEARS ENDED                              CURRENCY      MINIMUM
DECEMBER 31, 1997,                   RETAINED    TRANSLATION   PENSION     TREASURY
1996 AND 1995                        EARNINGS    ADJUSTMENT    LIABILITY    STOCK       TOTAL
===================================  =======     ======        ======      ====          =====
In thousands
-----------------------------------
Balance - December 31, 1994          $ 36,672   $    (1,813)  $     (43)          -     $ 73,216
-----------------------------------  --------   -----------   ---------    --------     --------
Net income                              8,183             -           -           -        8,183
Cash dividends declared
 ($0.60 per share)(2)                  (6,867)            -           -           -       (6,867)
Exercise of stock options                   -             -           -           -          933
Issuance of common stock                    -             -           -           -          192
Repurchase of common stock                  -             -           -        (920)        (920)
Minimum pension liability                   -             -        (339)          -         (339)
Currency translation adjustment             -           (98)          -           -          (98)
Other                                       -             -           -           -          (68)
-----------------------------------  --------   -----------   ---------    --------     --------
Balance - December 31, 1995          $ 37,988   $    (1,911)  $    (382)   $   (920)    $ 74,232
-----------------------------------  --------   -----------   ---------    --------     --------
Net income                             17,336             -           -           -       17,336
Cash dividends declared
 ($0.60 per share)                     (8,052)            -           -           -       (8,052)
Exercise of stock options                   -             -           -           -        2,000
Issuance of common stock(3)                 -             -           -           -        5,095
Minimum pension liability                   -             -        (308)          -         (308)
Currency translation adjustment             -         1,271           -           -        1,271
-----------------------------------  --------   -----------   ---------    --------     --------
Balance - December 31, 1996          $ 47,272   $      (640)  $    (690)   $   (920)    $ 91,574
-----------------------------------  --------   -----------   ---------    --------     --------
Net income                             27,929             -           -           -       27,929
Cash dividends declared
 ($0.60 per share)                     (9,095)            -           -           -       (9,095)
Issuance of common stock(4)                 -             -           -           -       71,841
Exercise of stock options                   -             -           -           -        2,561
Redemption of warrants                 (8,329)            -           -           -       (9,139)
Minimum pension liability                   -             -        (494)          -         (494)
Currency translation adjustment             -          (724)          -           -         (724)
-----------------------------------  --------   -----------   ---------    --------     --------
Balance - December 31, 1997          $ 57,777   $    (1,364)  $  (1,184)   $   (920)    $174,453
===================================  ========   ===========   =========    ========     ========

(1) Common shares outstanding exclude 72 treasury shares in 1997, 1996 and 1995, respectively.
(2) Dividends per share have not been restated to reflect the Schwitzer merger.
(3) Includes $4,905 associated with the acquisition of Web Wire Products, Inc.
(4) Includes $68,187, net of expenses, associated with the Company's stock offering and $3,510 of stock issued under the Company's Long-Term Incentive Plan.



The Notes to Consolidated Financial Statements should be read in conjunction with these statements.


Report of Independent Public
Accountants

To the Shareholders of Kuhlman Corporation:

We have audited the accompanying consolidated balance sheets of Kuhlman Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhlman Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                       Arthur Andersen LLP
Louisville, Kentucky
February 2, 1998


                                       10
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Principles of Consolidation and
Basis of Presentation

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

On May 31, 1995, the Company merged Schwitzer, Inc. ("Schwitzer") with a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. The consolidated financial statements for all periods prior to the merger have been restated to present the results of operations of both companies as if the merger had been in effect for all periods presented. The consolidated statements of shareholders' equity reflect the accounts of the Company as if the additional common stock had been issued during all periods presented. Further information pertaining to the merger is presented in Note 2, "Merger."

Certain amounts in the Company's 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.


Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as changes in estimates do and will continue to occur due to changes in available relevant data and consummation of the events and transactions.


Revenue Recognition

The Company recognizes sales of its products when the products are shipped to customers.

Cash and Cash Equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents, which are reflected at their approximate fair value.


Inventories

Inventories are stated at the lower of cost or market and are determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) method for domestic inventories. Inventories of foreign operations are determined principally by the first-in, first-out (FIFO) method. Approximately 70% and 62% of the inventories at December 31, 1997 and 1996, respectively, were determined using the LIFO method. Inventory costs include material, labor and manufacturing overhead.


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


Intangible Assets

Intangible assets consist primarily of goodwill related to the acquisition of businesses. Goodwill is being amortized on a straight-line basis over a period not to exceed forty years. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operation's undiscounted cash flows over the remaining life of goodwill in measuring whether or not the goodwill is recoverable. Other intangible assets are amortized to expense using the straight-line method over three to six years.


Long-Lived Assets

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). The new standard, under certain circumstances, requires the business to recognize an impairment. SFAS No. 121 requires that an impairment for long-lived assets and long-lived assets to be disposed of be based on the fair value of the asset or the fair value less the cost to sell, respectively. Application of this standard did not impact the financial position or results of operations of the Company during any of the periods presented.


                                       11
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

Engineering

Engineering expenses include activities associated with product development, the application of products to specific customer needs, and ongoing efforts to refine and enhance existing products. These costs are expensed as incurred and totaled approximately $11,733,000, $7,009,000 and $6,745,000 in 1997, 1996 and
1995, respectively.


Environmental Remediation
and Compliance

Environmental liabilities for remediation costs are accrued based on estimates of known environmental remediation exposures. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Liabilities are recognized for remedial activities, including direct and indirect costs, when they can be reasonably estimated. Environmental compliance costs, which include maintenance and operating costs with respect to pollution control equipment, cost of ongoing monitoring programs and similar costs, are expensed as incurred. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.


Foreign Currency Translation

The Company has foreign subsidiaries located in the United Kingdom ("U.K."), Wales and Brazil. Financial data of the U.K. and Wales subsidiaries are translated into U.S. dollars at current exchange rates and translation adjustments are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses for these subsidiaries are credited or charged to income as they occur. The Brazilian subsidiary operated in a hyperinflationary economy for all periods presented. Accordingly, financial data stated in Brazilian currencies are remeasured into U.S. dollars at both current (monetary items) and approximate historical (non-monetary items) exchange rates and the resulting transaction adjustments are charged or credited to income. These charges were not significant for the periods shown.


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

In addition, the Company uses interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differential to be paid or received under these agreements is accrued as interest rates change and is recognized in interest expense consistent with the terms of the agreements. The counterparty to each interest rate swap agreement is a major financial institution. The possibility of credit loss from counterparty non-performance is remote and not anticipated.


Stock Based Compensation

During 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No.123"). The Company has applied APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, and has adopted the disclosure option related to SFAS No. 123. See Note 13, "Stock Based Compensation Plans," for related disclosures.


Per Share Information

In March 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). The Company's historical earnings per share have been adjusted to comply with the disclosure requirements of SFAS No. 128. Under the provisions of SFAS No. 128, basic earnings per share are computed by dividing net income by the weighted average shares outstanding for the period. Diluted earnings per share includes the dilutive effects of common stock equivalents, including options and warrants, in the weighted average shares outstanding. Dilutive shares used in the per share calculation in 1997, 1996 and 1995 included approximately 769,000, 469,000 and 297,000 shares, respectively, resulting from the dilutive effects of common stock equivalents.


                                       12
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 2. MERGER
--------------------------------------------------------------------------------
On May 31, 1995, the Company merged Schwitzer, a New York Stock Exchange listed company, with a wholly-owned subsidiary of the Company. The merger was accounted for under the pooling of interests method of accounting. As provided for in the merger agreement, each share of Schwitzer common stock was converted into 0.9615 share of the Company's common stock, resulting in the Company issuing approximately 6,980,000 shares of stock. Transaction expenses and other charges related to the merger totaled approximately $5,600,000 net of tax
($0.43 per share), including $1,861,000 related to refinancing of substantially all of Schwitzer's domestic debt ("Merger expenses").

NOTE 3. ACQUISITIONS AND DIVESTITURE
--------------------------------------------------------------------------------
Acquisition of
Kysor Transportation Products Group

On March 10, 1997, the Company purchased certain assets and assumed certain liabilities of the Transportation Products Group ("Kysor") of Kysor Industrial Corporation, a Michigan Corporation traded on the New York Stock Exchange. The purchase price for Kysor was $86,000,000 in cash plus the assumption of approximately $722,000 of debt. The purchase of Kysor was financed from borrowings under the Company's existing credit facilities.

The transaction is being accounted for as a purchase, and the goodwill associated with the transaction is being amortized over 40 years. The purchase price has been allocated to the assets based on their estimated fair market value. The excess of the purchase price over the fair value of assets is approximately $52,909,000. The results of operations for Kysor are included in the consolidated financial statements of the Company from the date of acquisition.

The following unaudited pro forma information for the Company for the periods shown below gives effect to the Kysor acquisition as if it had occurred as of the beginning of each period.



                                                   YEAR ENDED
                                                  DECEMBER 31,
In thousands, except per share data        1997            1996
=====================================   ========           =====
Net sales                               $670,249        $592,619
Net income                              $28,747         $20,771
Diluted per share amounts:
  Net income                            $  1.80         $  1.50


The unaudited pro forma information assumes the acquisition of the net assets at the beginning of the periods presented and accordingly includes adjustments for goodwill amortization, interest expense, certain administrative costs and income taxes. The unaudited pro forma financial data is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition of Kysor been consummated at the beginning of the periods presented.


Acquisition of
Snyder Tank Corporation

On November 14, 1997, a subsidiary of the Company acquired all of the outstanding stock of Snyder Tank Corp. ("Snyder Tank") for approximately $20,000,000 in cash plus the assumption of approximately $1,200,000 of debt. Snyder is a manufacturer of steel and aluminum fuel and air tanks for medium and heavy-duty trucks, and metal tanks for liquified natural gas fuel systems. Net sales of Snyder Tank for their fiscal year ended August 31, 1997 were approximately $45,700,000. The impact on operations of this acquisition was not significant for any of the periods presented and, therefore, pro forma amounts are not presented giving effect to the transaction.


Acquisition of Web Wire

On October 8, 1996, a subsidiary of the Company acquired substantially all of the assets of Web Wire Products, Inc. ("Web Wire") in exchange for approximately 329,000 shares of the Company's common stock. Web Wire is a manufacturer of battery cables, ignition wire sets and related accessories for the automotive aftermarket. Net sales of Web Wire for the twelve months ended December 31, 1996 were approximately $6,300,000. The impact on operations of this acquisition was not significant for any of the periods presented and, therefore, pro forma amounts were not presented giving effect to the transaction.


                                       13
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

Acquisition of Communication
Cable, Inc.

On February 16, 1996, the Company, through a wholly-owned subsidiary, completed a tender offer for the outstanding shares of Communication Cable, Inc. ("CCI"), a North Carolina corporation, at $14.00 per share in cash. The purchase of the tendered shares, which was consummated on February 21, 1996, along with subsequent actions resulted in CCI becoming a wholly-owned subsidiary of the Company as of June 28, 1996. The aggregate total cost of the acquisition of the outstanding shares of CCI, which was primarily funded through bank debt, was approximately $43,800,000. CCI engineers, designs and manufactures a wide variety of low voltage electronic wire and cable products. The impact on operations for the period January 1 through February 20, 1996 was not significant and, therefore, pro forma amounts were not presented giving effect to the transaction for that period.

The transaction has been accounted for as a purchase and the excess purchase price over the fair market value of the assets is being amortized over 40 years. The results of operations of CCI are included in the consolidated financial statements of the Company subsequent to February 21, 1996.


Divestiture of Nehring

In the fourth quarter of 1995, Coleman Cable Systems, Inc. ("Coleman Cable") sold the net assets of its subsidiary, Nehring Electrical Works Company ("Nehring"), for approximately book value. Coleman Cable received approximately $6,509,000 in cash plus a $1,500,000 note for the net assets of Nehring. In 1995, Nehring had sales of approximately $41,800,000, minimal operating earnings, and total assets of approximately $10,500,000.

NOTE 4. DEBT
--------------------------------------------------------------------------------
On June 30, 1997, the Company amended its primary credit facilities with its banks in order to, among others, enhance its financial flexibility, lower its cost of borrowed funds and extend its facility for funding future acquisitions. The Company's revolving credit facility, which was increased to $165,000,000 from $125,000,000, is used for general corporate purposes and is due on June 30, 2002. In addition, the Company's 364-day, $125,000,000 facility, which was established primarily to fund future acquisitions, was extended to June 29, 1998, and amounts drawn under this facility, if any, would convert to a four-year term loan with payments commencing on October 1, 1998 with equal quarterly installments. There were no borrowings at December 31, 1997 under the 364-day facility. Interest rates on amounts borrowed under each facility are based principally on the London Inter-Bank Offered Rate (LIBOR) plus an applicable margin factor. The Company also pays a commitment fee on the unused portion of each facility. The margin factor and the commitment fee rate are determined based on the Company's leverage ratio (as defined in the credit facility agreements). The Company's credit facilities are subject to various covenants, including financial covenants relating to minimum levels of net worth, interest coverage and the leverage ratio. The Company was free of any material restrictions as to the payment of dividends as of December 31, 1997. The average interest rate as of December 31, 1997 under the Company's primary credit facilities was 6.3%.

At December 31, 1997, the Company had unused availability under its domestic and foreign revolving credit facilities of approximately $59,786,000, excluding the 364-day facility.

At December 31, 1997 and 1996, long-term debt consisted of the following:



In thousands                             1997          1996
====================================   ========      =======
Variable rate notes supported by
  revolving credit agreement with
  banks                                 $111,500     $87,500
Miscellaneous other long-term debt,
  annual interest rates up to 18%,
  payable through 2011                     6,232       7,097
------------------------------------   ---------     -------
                                         117,732      94,597
Less - current portion                    (1,475)     (2,295)
------------------------------------   ---------     -------
                                        $116,257     $92,302
                                       =========     =======

The minimum scheduled principal payments on long-term debt outstanding at December 31, 1997 are as follows:


In thousands
============================================
1998                                           $  1,475
1999                                              1,105
2000                                                740
2001                                                445
2002                                            111,720
Thereafter                                        2,247
----                                           --------
Total minimum scheduled principal payments     $117,732
============================================   ========

                                       14
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 5. INVENTORIES
--------------------------------------------------------------------------------
Inventories at December 31, 1997 and 1996 consisted of the following:



In thousands                        1997         1996
===============================   =======      =======
FIFO cost:
Raw materials                      $32,904     $24,648
Work-in-progress                    17,270       9,790
Finished products                   21,662      19,440
-------------------------------   --------     -------
                                    71,836      53,878
Excess of FIFO over LIFO cost         (554)     (1,348)
-------------------------------   --------     -------
                                   $71,282     $52,530
                                  ========     =======

NOTE 6. ACCRUED LIABILITIES
--------------------------------------------------------------------------------
Accrued liabilities at December 31, 1997 and 1996 consisted of the following:



In thousands                                1997         1996
=======================================   =======      =======
Salaries, wages and employee benefits     $31,513      $19,791
Product related accruals                   17,085        7,720
Accrued income taxes                        7,443        3,173
Workers compensation                        5,856        2,100
Dividends payable                           2,479        2,060
Other                                      23,438        8,989
---------------------------------------   -------      -------
                                          $87,814      $43,833
                                          =======      =======

NOTE 7. EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------
Employee Retirement Plans


The Company has various employee retirement plans which provide pension benefits to substantially all of its employees. Defined benefit plans provide benefits of stated amounts based on an employee's years of service and, for certain plans, compensation for a specified period of time before retirement.

The total expense under these plans amounted to approximately $2,004,000, $1,767,000 and $1,556,000 in 1997, 1996 and 1995, respectively. Pension expense for the defined benefit plans in 1997, 1996 and 1995 is comprised of the following elements:



In thousands                        1997          1996          1995
===============================   ======        ======        ======
Current service cost              $2,798        $1,803        $1,576
Interest on projected benefit
  obligations                      3,939         2,167         2,008
Return on assets                  (6,363)       (3,322)       (3,151)
Net amortization and deferral      1,630         1,119         1,123
-------------------------------   ------        ------        ------
                                  $2,004        $1,767        $1,556
                                  ======        ======        ======

The Company's funding policy is to make annual contributions required by applicable regulations, which may, from time to time, exceed the Internal Revenue Service deductibility limits by immaterial amounts. The Company annually contributes to its defined benefit plans based on actuarially determined amounts to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets consist substantially of investments in pooled funds which are comprised primarily of equity securities, U.S. Government securities, corporate bonds and investments in short-term investment funds.

The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31, 1997 and 1996:




                                             1997                        1996
                                  =========================== ==========================
                                      Assets     Accumulated      Assets     Accumulated
                                      Exceed       Benefits       Exceed      Benefits
                                   Accumulated      Exceed     Accumulated     Exceed
In thousands                         Benefits       Assets       Benefits      Assets
================================= ============= ============= ============= ============
Actuarial present value of
  benefit obligations:
  Vested                          $39,651       $7,747        $19,115       $3,839
  Non-vested                        5,372           51          1,760          817
--------------------------------- -------       ------        -------       ------
Accumulated benefit
  obligations                      45,023        7,798         20,875        4,656
Effects of salary progression      12,193            -          6,963            -
---------------------------------  -------      ------        -------       ------
Projected benefit obligations      57,216        7,798         27,838        4,656
Plan assets at fair value          63,861        6,211         26,599        3,276
---------------------------------  -------      ------        -------       ------
Plan assets over (under)
  projected benefit obligations     6,645       (1,587)        (1,239)      (1,380)
Unrecognized transition (asset)
  liability                           932         (210)          (124)         (66)
Unrecognized net (gain) or loss    (1,342)       2,045          1,895        1,161
Unrecognized prior service cost      (348)         925            599          510
Adjustment to recognize
  minimum liability(1)                  -       (1,815)             -       (1,145)
---------------------------------  -------      ------        -------      ------
(Accrued) prepaid pension
  expense                          $5,887       $ (642)        $1,131      $  (920)
=================================  =======      ======        =======      =======

(1) Net of the associated intangible asset.

The assumptions used as of December 31, 1997, 1996 and 1995 in determining pension expense and funded status information shown above are as follows:


                                          1997        1996        1995
                                          ====        ====        ====
Discount rate                              7.2%        7.5%        7.5%
Rate of salary progression                 4.2%        4.2%        4.2%
Long-term rate of return on assets         9.7%        9.7%        9.7%

In addition to providing pension benefits, the Company and certain operating subsidiaries provide savings plans for management and other employees. The plans provide for matching contributions based on the terms of such plans to the accounts of plan participants. The Company and its operating subsidiaries expensed approximately $1,472,000, $831,000 and $664,000 in the years ended December 31, 1997, 1996 and 1995, respectively, related to these savings plans.



                                       15
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

Postretirement Benefits Other
Than Pensions

The Company charges the cost of postretirement benefits other than pensions to earnings during the active service period of its employees.

Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:



In thousands                           1997       1996        1995
===================================   ======     ======      ======
Service cost - benefits attributed
  to service during the period        $  264     $  126      $   80
Interest cost on accumulated
  postretirement benefit
  obligation                           1,466        929         968
Net deferral and amortization             86        133          26
-----------------------------------   ------     ------      ------
Net periodic postretirement
  benefit cost                        $1,816     $1,188      $1,074
===================================   ======     ======      ======

The amounts recognized in the Company's consolidated balance sheet at December 31, 1997 and 1996 were as follows:



In thousands                                    1997         1996
===========================================   =======      =======
Accumulated postretirement benefit
  obligation:
  Retirees                                    $17,920      $10,492
  Fully eligible active plan participants       1,315          446
-------------------------------------------   -------       -------
  Fully eligible                               19,235       10,938
  Other active plan participants                4,043        1,215
-------------------------------------------   -------       -------
Accumulated benefit obligation                 23,278       12,153
Unrecognized net loss                          (1,802)      (1,877)
-------------------------------------------   -------       -------
Postretirement liability recognized in
  financial statements                         21,476       10,276
Less: current portion                          (1,903)      (1,417)
-------------------------------------------   -------       -------
                                              $19,573       $8,859
                                              =======       =======

The accumulated postretirement obligation was determined using a discount rate of approximately 7.2%. An increase of approximately 9% in per capita claims cost was assumed for 1997. The assumption provides for this rate to decline by approximately 1% per year through 2000 and then remain constant at 5.5% in 2001 and thereafter.

A 1% increase in the health care cost trend rate would increase the estimated accumulated postretirement benefit obligation as of December 31, 1997 by approximately $1,007,000. The impact on net periodic cost is minimal. The Company's postretirement benefit plans are unfunded.

NOTE 8. INCOME TAXES
--------------------------------------------------------------------------------
Income before taxes and extraordinary item was as follows:



In thousands       1997         1996         1995
==============   =======      =======      =======
Domestic         $38,681      $26,190      $13,270
Foreign            7,821        3,153        4,808
--------------   -------      -------      -------
                 $46,502      $29,343      $18,078
                 =======      =======      =======

The provision for income taxes consisted of the following:



In thousands       1997         1996        1995
==============   =======      =======       =========
Current:
  Federal        $13,361       $ 8,938         $3,784
  State            1,716         1,460            630
  Foreign          2,473         1,252          1,680
--------------   -------      --------      ----------
                 $17,550       $11,650         $6,094
                 -------      --------      ----------
Deferred:
  Federal        $   906       $   439         $1,738
  State              106           136            204
  Foreign             11          (218)            (2)
--------------   -------      --------      ----------
                 $ 1,023       $   357         $1,940
                 -------      --------      ----------
Total            $18,573       $12,007         $8,034
==============   =======      ========      ==========

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

The significant components of the provision for deferred income taxes, resulting from differences in the timing of recognition of income and expenses for income tax and financial reporting purposes, consist of the following:



In thousands                          1997         1996         1995
==================================   ======       =====        ======
Net operating loss carryforwards      $ (177)     $(177)        $  425
Restructuring costs                        -          -           (326)
Depreciation                            (330)      (304)            47
Employee compensation and
  benefits                             2,408      1,025            566
Postretirement benefits                  (80)        53            217
Other                                   (798)      (240)         1,011
----------------------------------   -------      -----        -------
Total                                 $1,023      $ 357         $1,940
==================================   =======      =====        =======


                                       16
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

The effective income tax provision differs from the amount calculated using the statutory United States Federal income tax rate, principally due to the following:




                                  1997                    1996                    1995
                         ======================= ======================= ======================
                                     Percentage              Percentage              Percentage
                                      of income               of income              of income
                                       before                  before                  before
In thousands               Amount       taxes      Amount       taxes      Amount      taxes
======================== ========== ============ ========== ============ ========== ===========
Statutory United States
  Federal income tax      $16,276        35.0%    $10,271        35.0%    $6,147        34.0%
State income taxes, net
  of Federal income tax
  effect                    1,183         2.5       1,037         3.5        550         3.0
Amortization of
  goodwill                    543         1.2         479         1.6        332         1.8
Effect of foreign
  subsidiaries               (253)       (0.6)        (70)       (0.2)        75         0.4
Merger expenses                 -           -           -           -        949         5.3
Other                         824         1.8         290         1.0        (19)       (0.1)
------------------------  -------        ----     -------        ----     ------        ----
                          $18,573        39.9%    $12,007        40.9%    $8,034        44.4%
                          =======        ====     =======        ====     ======        ====

The net deferred tax asset recognized in the consolidated statements of financial position as of December 31, 1997 and 1996 consists of the following:



In thousands                             1997          1996
====================================   =======       ======
Deferred tax assets:
  Net operating loss carryforwards     $ 1,364       $1,469
  Postretirement benefits                4,214        3,984
  Employee compensation & benefits       9,503        4,144
  Other                                  4,557        3,383
------------------------------------   -------       ------
    Total deferred tax assets           19,638       12,980
------------------------------------   -------       ------
Deferred tax liabilities:
  Depreciation                          (8,053)      (6,975)
  Prepaid expenses and other            (2,624)      (1,037)
------------------------------------   -------       ------
    Total deferred tax liabilities     (10,677)      (8,012)
------------------------------------   -------       ------
    Net deferred tax asset             $ 8,961       $4,968
====================================   =======       ======

One of the Company's wholly-owned domestic subsidiaries has available net operating losses which expire as follows:


In thousands
==============
2005             $3,640
2006                 31
----             ------
                 $3,671
                 ======

The application of these net operating loss carryforwards against future taxable income is limited under the provisions of Internal Revenue Code Section 382 to $455,000 per taxable period. Management expects that the full amount of these carryforwards will be utilized over the next nine years.

Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States Federal and state income taxes has been provided thereon. If distribution of those earnings in the form of dividends were to occur, the Company may be subject to both United States income taxes and foreign withholding taxes. Determination of the amount of unrecognized deferred United States income tax liability is not reasonably determinable until such distribution actually occurs because of the variability of factors associated with the tax liability calculation, including reductions associated with any available foreign tax credits.

NOTE 9. SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------
Cash payments for interest and net cash payments for income taxes are as follows:



In thousands                       1997       1996        1995
==============================   =======     ======      ======
Interest                         $ 9,248     $6,419      $6,743
Income taxes, net of refunds     $14,948     $9,758      $1,726

Supplemental Non-Cash Investing and Financing Activities

In 1997, 1996, and 1995, the Company issued 5,646, 10,736 and 16,000 shares of its common stock, respectively, under the 1993 Non-Employee Director's Stock Plan in non-cash transactions. The fair market value of the stock at the time of issuance was approximately $144,000, $192,000 and $192,000 in 1997, 1996 and 1995, respectively, and this amount was amortized to expense over the one-year term of the grants.

See Note 3, "Acquisitions and Divestiture," and Note 13, "Stock Based Compensation Plans," for additional supplemental information on non-cash investing and financing activities.


                                       17
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 10. STOCK RELATED INFORMATION
--------------------------------------------------------------------------------
Preferred Stock
Purchase Rights

The Company has distributed one preferred stock purchase right for each outstanding share of common stock. Each right initially entitles the holder to purchase one one-hundredth (1/100) of a share of Junior Participating Preferred Stock at a price of $80 per right. The rights, which do not have voting rights, will become exercisable for common stock of the Company if a person or group, without the Company's prior consent, acquires 15% or more of such common stock or announces a tender offer which would result in such ownership of 15% or more of such common stock. In the event the rights become exercisable for common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, common stock of the Company having a value of twice the exercise price of the right. In the event the rights become exercisable for common stock and thereafter the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, common stock of the acquiring company having a value of twice the exercise price of the right.

The rights expire on April 30, 2007, and may be redeemed by the Company at a price of $0.001 per right at any time before a 15% position has been acquired or a tender offer has been announced.


Stock Offering

On June 27, 1997 and July 8, 1997, the Company sold 2,350,000 and 150,000 shares, respectively, of its common stock at a per share price to the public of $28.875. The total proceeds, net of expenses, were approximately $68,187,000 of which approximately $59,100,000 was used to reduce amounts outstanding under the Company's credit facilities associated with the acquisition of Kysor, and approximately $9,100,000 was used to redeem outstanding warrants held by a former lender of Schwitzer as described below.

On a supplementary basis, assuming that the total offering and sale of 2,500,000 shares as described above had been completed as of January 1, 1996 and the estimated net proceeds had been used to reduce the Company's indebtedness and redeem the warrants, diluted earnings per share for the years ended December 31, 1997 and 1996 would have been approximately $1.70 and $1.21, respectively.


Warrants

The Company issued detachable warrants in 1992 to a former lender of Schwitzer. The warrants gave the holder the right to purchase 480,750 shares, in the aggregate, of the Company's common stock at an exercise price of $8.32 per share, subject to certain conditions. The warrants were redeemed by the Company in June 1997 at the request of the warrant holder.

NOTE 11. COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
Operating Leases

The Company leases certain of its buildings, machinery and equipment under operating lease agreements which expire at various dates over the next six years.

The following is a summary of rent expense under all operating leases:



In thousands         1997        1996        1995
=================   ======      ======      ======
Minimum rentals     $4,142      $3,248      $3,171
=================   ======      ======      ======

Minimum future rental payments under noncancelable operating leases for each of the next five years and in the aggregate are as follows:


In thousands
===============================
1998                              $3,266
1999                               2,627
2000                               2,196
2001                               1,415
2002                                 220
Subsequent to 2002                   235
-------------------------------   ------
Total minimum rental payments     $9,959
===============================   ======

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

At December 31, 1997 and 1996, property under capital leases included with plant and equipment in the accompanying consolidated balance sheet is as follows:



In thousands                          1997         1996
=================================   ======        ======
Building and improvements           $2,360         $2,360
Machinery and equipment                380            391
---------------------------------   ------        -------
                                     2,740          2,751
Less - accumulated depreciation     (1,039)          (964)
---------------------------------   ------        -------
Plant and equipment, net            $1,701         $1,787
=================================   ======        =======



                                       18
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

Minimum future lease payments under capital leases as of December 31, 1997 are as follows:


In thousands
=============================================
1998                                            $  566
1999                                               474
2000                                               539
2001                                               407
2002                                               357
Subsequent to 2002                               2,294
---------------------------------------------   ------
Total minimum lease payments                    $4,637
Less - amounts representing interest            (2,119)
---------------------------------------------   ------
Present value of net minimum lease payments      2,518
Less - current portion                            (235)
---------------------------------------------   ------
Long-term obligations under capital leases      $2,283
=============================================   ======

Obligations under capital leases are included with debt in the accompanying consolidated balance sheet. Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.


Legal and Environmental
Matters

The Company has accrued for various legal matters and certain investigatory and non-capital environmental remediation costs consistent with the policy set forth in Note 1, "Summary of Significant Accounting Policies." Estimates of these costs have been made and accrued in the financial statements. Based on the information currently available, management does not expect that sums that may have to be paid in connection with these matters will exceed balances already accrued in any material respects and, therefore, management does not expect that the outcome of such matters will have a material effect on the consolidated financial position or results of operations of the Company.


Severance and
Control Agreements

The Company maintains a severance policy applicable to certain of its executive officers. The severance policy provides that if an executive officer's employment is terminated, the executive's base pay, medical and dental coverage, health and accident insurance, and disability and group life insurance will be continued for a period of up to twenty-four months, subject to certain conditions. The aggregate maximum commitment under the executive severance policy should all four covered employees be terminated is up to approximately $3,100,000.

The Company modified its existing severance policy for its executive officers during 1996 to include change of control agreements ("Control Agreements"). Under the Control Agreements as presently stated, upon a change of control, as defined, each such officer would be entitled to receive, among other things, three times his current annual pay and three times his highest cash bonus in the past three years. Each of the aforementioned would be adjusted for any resulting income or excise tax liabilities to the officer. These Control Agreements are subject to amendment or waiver by the Company's Board of Directors prior to any change of control, as defined. Although the aggregate commitment of the Company pursuant to the Control Agreements cannot be specifically determined until the occurrence of such change of control event, such payments could have a material effect on the consolidated financial position and results of operations of the Company. The Control Agreements are designed to encourage the continuity of management.

NOTE 12. OTHER, NET
--------------------------------------------------------------------------------
Other, net for the years ended December 31, 1997, 1996 and 1995 consisted of the following:



In thousands                            1997           1996          1995
===================================   =======        =======        =====
Non-operating postretirement
  benefits                            $(1,250)       $(1,065)       $(815)
Settlement of certain liabilities           -              -        1,586
Foreign currency translation
  adjustments, net                         94            193           75
Miscellaneous                            (853)        (1,215)        (353)
-----------------------------------   -------        -------        -----
                                      $(2,009)       $(2,087)       $ 493
                                      =======        =======        =====



                                       19
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 13. STOCK BASED COMPENSATION PLANS
--------------------------------------------------------------------------------
Stock Award Plans

In 1996, the Board of Directors adopted the Long-Term Incentive Plan ("LTIP") in order to better align stockholder and employee interests by encouraging employee stock ownership in the Company and motivating employees with compensation conditioned upon achievement of the Company's financial goals. The LTIP was approved by the shareholders of the Company in April, 1997. Under the terms of the LTIP, awards may be made of incentive and nonqualified stock options, stock appreciation rights and restricted stock to eligible employees. In addition, awards may also be made to eligible employees with a value tied to specific performance goals. The value of these awards may be paid with Company common stock or cash, or a combination of the two. The program specifies that a number of awards equal to two and one-half percent of the outstanding shares of the Company will be available for grant under the various award alternatives on January 1 of each year subject to certain conditions and adjustments.

In August 1996, award levels were approved by the Board of Directors whereby certain key employees would receive a payout after the attainment of price thresholds for Kuhlman common stock of $23 and $27, subject to vesting requirements and other factors. In April and May, 1997, performance award levels were achieved for the attainment of the two share price targets of $23 and $27, respectively. The payout to eligible participants, which consists of two-thirds stock and one-third cash, is being made in four quarterly installments subject to certain vesting requirements and other factors, commencing on May 1 and June 1, 1997, respectively. The estimated pre-tax expense of such awards is approximately $7,000,000, with approximately $3,600,000 and $3,400,000 to be paid for the $23 and $27 targets, respectively. Recognition of the related compensation expense of such awards is based on the commencement date and the vesting requirements. In 1997, the Company recognized approximately $4,500,000 of expense under the LTIP, of which two-thirds represents a non-cash charge for the issuance of stock under the terms of the program. The expenses are included in operating expenses as part of Corporate expenses. The remaining balance of $2,500,000 will be expensed in the first and second quarter of 1998, in accordance with the associated vesting requirements.


In July, 1997, additional award levels were approved by the Board of Directors whereby certain key employees would receive a payout after the attainment of each of two share price thresholds within two years from the award date, subject to vesting requirements and other factors. The stock price thresholds are $36 and $42 per share, and the pre-tax cost of the awards would be approximately $4,450,000 each. The Company achieved the $36 threshold in October 1997 with payouts and vesting to commence in the second quarter of 1998.

In 1993, the Board of Directors adopted and the shareholders approved the 1993 Non-Employee Director's Stock Plan ("New Director's Plan"). Pursuant to the New Director's Plan, each non-employee director receives annually a number of shares equal to an aggregate fair market value of $24,000 concurrent with the meeting of the Board of Directors held each year following the Annual Meeting of Stockholders. Approximately 20,000 shares were available for grants as of December 31, 1997.


Stock Appreciation Rights

In addition to the stock appreciation rights that may be issued pursuant to the LTIP noted above, the Company has a 1994 Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan provides for discretionary grants to key employees of cash-only stock appreciation rights in shares of the Company's common stock. Each Stock Appreciation Right ("SAR") measures the change in value of a share of the Company's common stock from the date of grant to the date of exercise. All SARs vest and are automatically exercised on the earliest to occur of the fifth anniversary of the grant or other circumstances, including a change in control as defined in the SAR Plan, of the Company. Unearned compensation, representing changes in the market value of the SAR, has been charged to income in the period incurred. Expenses of approximately $1,152,000 and $546,000 were recognized in 1997 and 1996, respectively, under the Company's SAR plans. As of December 31, 1997, 171,000 SARs with an average basis of $16.87 per SAR had been awarded and were outstanding under the SAR Plan.


                                       20
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

Stock Options

The Company has various stock option plans for employees and non-employee directors. These plans provide for the granting of options to purchase common shares of the Company. All options under these plans are granted at prices equal to the market value at the date of grant, become exercisable between six and forty-eight months after the date of grant, and may be exercised up to ten years from the grant date. As of December 31, 1997, there were approximately 132,000 and 74,000 options available for grant to employees and non-employee directors, respectively, under the Company's option plans. Of the option grants available to employees, approximately 94,000 could be used for any of the other types of employee awards available under the LTIP.

The following is a summary of options outstanding as of December 31, 1997:



                                  WEIGHTED
                                  AVERAGE        AVERAGE
  EXERCISE          OPTION S      EXERCISE     REMAINING
   PRICE              (000'S)       PRICE          LIFE
==============       =======      ========     ==========
 $  4.81-$7.20           156       $ 5.72        3.2 yrs.
 $ 7.20-$10.80           188         8.86        4.0 yrs.
 $10.80-$16.20           786        13.84        6.7 yrs.
 $16.20-$27.88           680        19.96        8.1 yrs.
--------------       -------      -------       ----------
                       1,810
                     =======

Stock Based Compensation

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the guidelines of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts listed below:



In thousands, except per share data       1997           1996
=====================================     =====          =====
Net income
  As reported                           $27,929        $17,336
  Pro forma                             $27,295        $17,068
Basic earnings per share
  As reported                           $ 1.84         $ 1.29
  Pro forma                             $ 1.80         $ 1.27
Diluted earnings per share
  As reported                           $ 1.75         $ 1.25
  Pro forma                             $ 1.71         $ 1.23


Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

In accordance with SFAS No.123, the Company measures compensation cost for disclosure purposes using the Black-Scholes model with the following assumptions: dividend yields ranging from 1.8% to 3.7%; an expected life of 4 to 6 years; expected volatility of approximately 32%; and risk-free interest rates ranging from approximately 5.9% to 7.5%.

The following table summarizes the transactions pursuant to the Company's stock option plans for the three-year period ended December 31, 1997:



                              1997                     1996                     1995
                             ======                   ======                   =======
                                    WEIGHTED                WEIGHTED                  WEIGHTED
                                      AVG.                     AVG.                       AVG.
                          SHARES    EXERCISE       SHARES    EXERCISE     SHARES       EXERCISE
                          (000'S)     PRICE        (000'S)     PRICE      (000'S)       PRICE
                          =======    ======        =======     ====       =======        ====
Outstanding at
  beginning of year        1,521    $   12.81       1,572    $   12.08       1,549      $   12.09
Granted                      449        21.40         310        14.14         382          12.21
Exercised                   (160)       12.98        (308)        9.82        (134)          7.70
Forfeited                      -            -         (24)       16.16        (219)         14.88
Expired                        -            -         (29)       16.90          (6)         12.32
---------------------- ---------    ---------   ---------    ---------   ------------   ---------
Outstanding at end of
  year                     1,810    $   14.92       1,521    $   12.81       1,572      $   12.08
====================== =========    =========   =========    =========   ===========    =========
Exercisable at end of
  year                     1,762    $   14.98       1,434    $   13.03       1,420      $   12.43
====================== =========    =========   =========    =========   ===========    =========
Weighted average fair
  value of options
  granted                           $    7.42                $    3.97                  $    3.99
======================              =========                =========                  =========


                                       21
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 14. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION
--------------------------------------------------------------------------------
The Company's operations are organized into two business segments which are defined as Electrical Products and Industrial Products. The Electrical Products Segment manufactures and markets distribution, power and instrument transformers primarily for domestic electrical utilities and certain industrial users; and electrical and electronic wire and cable products for consumer, commercial and industrial applications domestically. The Industrial Products Segment designs, produces and markets proprietary engine components, fuel tanks and other products used on light, medium and heavy-duty trucks, and construction, agricultural, mining, power generation and marine equipment. Approximately 70% of the Industrial Products Segment's sales, excluding export sales from the United States, are made to domestic customers with the balance sold throughout the world.

Net sales represent shipments to unaffiliated customers. Operating earnings for each segment includes all costs and expenses directly related to the segment before financing charges or corporate allocations. Corporate items principally represent general and administrative costs and costs associated with the Company's Long-Term Incentive Plan. Identifiable assets are those used in the operations of each business or geographic segment. Corporate assets consist primarily of property, plant and equipment.

The Company's operations by business segment and geographic area for the years ended December 31, 1997, 1996 and 1995, are as follows:




Financial Data by Business Segment
In thousands                   1997          1996          1995
=========================   =========     =========     =========
Net Sales(1)
Electrical                  $297,087       $268,846      $243,761
Industrial                   346,353        187,619       181,623
-------------------------   ---------     ---------     ---------
                            $643,440       $456,465      $425,384
                            =========     =========     =========
Income Before Taxes and Extraordinary Item
Electrical                  $ 21,165       $ 20,103      $ 13,639
Industrial                    46,636         22,386        19,541
-------------------------   ---------     ---------     ---------
  Operating earnings(2)       67,801         42,489        33,180
Corporate expenses(3)        (12,662)        (6,165)       (4,156)
Interest expense, net         (8,637)        (6,981)       (7,066)
Merger expenses                    -              -        (4,510)
Unallocated                        -              -           630
-------------------------   ---------     ---------     ---------
                            $ 46,502       $ 29,343      $ 18,078
                            =========     =========     =========


Identifiable Assets
Electrical                  $181,214       $182,468      $127,760
Industrial                   270,493         91,353        84,145
Corporate/unallocated          9,611          3,595         2,997
-------------------------   ---------     ---------     ---------
                            $461,318       $277,416      $214,902
                            =========     =========     =========
Capital Expenditures
Electrical                  $  5,564       $  5,134      $  4,287
Industrial                    12,142          5,615         9,183
Corporate/unallocated          2,260            231         1,730
-------------------------   ---------     ---------     ---------
                            $ 19,966       $ 10,980      $ 15,200
                            =========     =========     =========
Depreciation and Amortization
Electrical                  $  7,530       $  6,643      $  5,667
Industrial                    11,963          5,633         5,606
Corporate/unallocated            423            194            47
-------------------------   ---------     ---------     ---------
                            $ 19,916       $ 12,470      $ 11,320
                            =========     =========     =========


Financial Data by Geographic Segment
In thousands                   1997          1996          1995
=========================   =========     =========     =========
Net Sales (1)
United States               $562,546       $397,393      $363,050
Europe                        70,384         50,757        50,632
Other                         10,510          8,315        11,702
-------------------------   ---------     ---------     ---------
                            $643,440       $456,465      $425,384
                            =========     =========     =========
Income Before Taxes and Extraordinary Item
United States               $ 60,162       $ 39,077      $ 28,256
Europe                         6,703          3,045         4,601
Other                            936            367           323
-------------------------   ---------     ---------     ---------
  Operating earnings(2)       67,801         42,489        33,180
Corporate expenses(3)        (12,662)        (6,165)       (4,156)
Interest expense, net         (8,637)        (6,981)       (7,066)
Merger expenses                    -              -        (4,510)
Unallocated                        -              -           630
-------------------------   ---------     ---------     ---------
                            $ 46,502       $ 29,343      $ 18,078
                            =========     =========     =========
Identifiable Assets
United States               $406,602       $236,441      $178,702
Europe                        43,038         30,544        26,308
Other                          2,067          6,836         6,895
Corporate                      9,611          3,595         2,997
-------------------------   ---------     ---------     ---------
                            $461,318       $277,416      $214,902
                            =========     =========     =========

(1) In 1997, 1996 and 1995, sales to a long-time customer of the Company's Industrial Products Segment represented 8%, 9% and 10%, respectively, of the Company's net sales. No other customer represents more than 7% of the Company's net sales.
(2) Operating earnings is defined as operating profit plus other, net directly attributable to each segment.
(3) See Note 13, "Stock Based Compensation Plans" for additional information on Corporate expenses.


                                       22
                     Kuhlman Corporation 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 15. FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
Financial Instruments With
Off-Balance-Sheet Risk

The Company has limited involvement with derivative financial instruments and does not use them for speculation or trading purposes. The Company hedges the effects of fluctuations in commodity prices, principally copper, through either commodity futures contracts or forward purchase commitments. In addition, the Company hedges currency fluctuations for certain international transactions through various mechanisms, including futures contracts, and hedges interest rates through interest rate swap agreements.

At December 31, 1997 and 1996, the Company had $2,315,000 and $750,000,
respectively, of currency hedging futures contracts outstanding for certain foreign currencies. The maturities on the hedging contracts do not exceed four months.

As of December 31, 1997, the Company had entered into two interest rate swap agreements to reduce the risk of movements in interest rates on a portion of its variable rate debt. The terms of the agreements, which have a combined notional principal amount of $60,000,000, allow the Company to receive or make payments on the difference between the stated LIBOR rate and current market rates. The LIBOR rates are fixed at a weighted average rate of approximately 5.7%. The agreements commenced on October 30, 1997 and mature on various dates, the latest of which is January 1, 1999, subject to one-year renewal options.

At December 31, 1997 and 1996 there were no significant futures hedging contracts for commodities outstanding. At December 31, 1997 and 1996, the Company had approximately $10,100,000 and $3,500,000, respectively, of forward purchase commitments, principally for copper, at approximately fair market value. The purchase commitments generally extend up to six months.


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

The fair value of the Company's futures contracts are estimated based on current settlement values. The fair value of the interest rate swaps are based on valuations from financial institutions. The fair value of the futures contracts and swap agreements approximate the unrealized gain or loss on these instruments. Realized gains or losses during 1997 and unrealized gains or losses at December 31, 1997 on the commodity and currency futures contracts and interest rate swaps were minimal.


Concentrations
of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. While the Company does have a concentration of accounts receivable with customers in the commercial transportation industry, management believes that the risk of collectibility is limited due to their individual financial strength and dispersion across many different geographies, and because of the large number of entities comprising the Company's customer base.

NOTE 16. QUARTERLY FINANCIAL
DATA (Unaudited)
--------------------------------------------------------------------------------
The Company's quarterly results are summarized below for the years ended December 31, 1997 and 1996.



1997                                            QUARTER
=====                                          =========
In thousands, except
per share data          FIRST        SECOND       THIRD         FOURTH         TOTAL
===================== ========       ======       =====         ======         =====
Net sales             $134,148      $170,221      $164,364      $174,707      $643,440
Gross profit            29,742        38,514        39,134        40,830       148,220
Operating
  profit                11,251        14,228        15,241        16,428        57,148
Net income               5,282         6,409         7,673         8,565        27,929
Earnings per
  share:
  Net income -
    basic                 0.38          0.46          0.47          0.53          1.84
  Net income -
    diluted               0.36          0.43          0.45          0.51          1.75


1996                                                QUARTER
=====                                            ============
In thousands, except
per share data          FIRST          SECOND        THIRD         FOURTH         TOTAL
===================== ========        ========      =========     ========      =========
Net sales            $ 103,457       $ 112,200     $ 119,198     $ 121,610     $ 456,465
Gross profit            21,464          23,724        27,264        28,483       100,935
Operating
  profit                 7,742           8,502        11,241        10,926        38,411
Net income               3,418           3,732         5,129         5,057        17,336
Earnings per
  share:
  Net income -
    basic                 0.26            0.28          0.38          0.37        1.29
  Net income -
    diluted               0.25            0.27          0.37          0.36        1.25



                                       23
                     Kuhlman Corporation 1997 Annual Report